Filed Pursuant To Rule 424(b)(3)
Registration No. 333-126947
333-126947-01
333-126947-02
333-126947-03
333-126947-04
333-126947-05
333-126947-06
333-126947-07
333-126947-08
333-126947-09
333-126947-10
333-126947-11
Prospectus
Offer to Exchange
8 3/8% Senior Notes due 2015
(Registered under the Securities Act of 1933)
for all outstanding
8 3/8% Senior Notes due 2015
($175 million aggregate principal amount outstanding)
of
(All Notes Guaranteed by Subsidiary Guarantors)
The exchange offer will expire at 5:00 p.m., New York City time, on September 14, 2005, unless extended.

•	The exchange notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the original notes that were previously issued in an offering exempt from the registration requirements under the federal securities laws. The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes will be substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the original notes will not apply to the exchange notes.

•	Our restricted material domestic subsidiaries guaranteed the original notes and will guarantee the exchange notes.

•	We will not receive any proceeds from the exchange offer.

      See “Risk Factors” beginning on page 13 for a discussion of the risks that should be considered by holders prior to tendering original notes.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 9, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is different. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to exchange the exchange notes for the original notes in any jurisdiction where such an offer is not permitted.

NOTICE TO NEW HAMPSHIRE RESIDENTS
      Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-b of the New Hampshire Revised Statutes Annotated, 1955, as amended, with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-b is true, complete and not misleading. Neither any such fact nor the fact that any exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.
MARKET AND INDUSTRY DATA
      Market, industry and other similar data is contained in or incorporated by reference into this prospectus. Such data reflect estimates and are based on management’s own estimates, independent industry publications or other published independent sources. While we believe these estimates are reasonable, we have not independently verified the data or any of the assumptions or raw data on which the estimates are based and

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the data may prove to be inaccurate. As a result, you should be aware that any such market, industry or other similar data may not be reliable.
FORWARD-LOOKING STATEMENTS
      This prospectus, including information incorporated by reference, contains statements that we believe are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. Statements made in or incorporated by reference into this prospectus that are not statements of historical fact are forward-looking statements. You can identify these forward-looking statements by forward-looking words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” “forecast,” “estimate,” “continue,” “may,” “will,” “would,” “could,” “likely” and similar expressions. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those currently anticipated. Important factors that could cause actual results to differ materially from those currently anticipated or suggested by these forward-looking statements and that could adversely affect our future financial performance and stockholder value are identified in “Risk Factors” and may also include the following:

•	continued industry demand at current levels for railcar products, given substantial price increases;

•	industry overcapacity and our manufacturing capacity utilization;

•	ability to utilize beneficial tax strategies;

•	decreases in carrying value of assets due to impairment;

•	changes in future maintenance requirements;

•	effects of local statutory accounting conventions on compliance with covenants in certain loan agreements;

•	delays in receipt of orders, risks that contracts may be canceled during their term or not renewed and that customers may not purchase as much equipment under existing contracts as anticipated; and

•	ability to replace maturing lease revenue and earnings with revenue and earnings from additions to the lease fleet and management services.
      Any forward-looking statement should be considered in light of these factors and reflects our belief only at the time the statement is made. We assume no obligation to update or revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting the forward-looking statements.
INCORPORATION OF DOCUMENTS BY REFERENCE
      We are incorporating by reference into this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We are incorporating by reference the following documents.

•	Our Annual Report on Form 10-K for the year ended August 31, 2004, filed with the SEC on November 12, 2004 (except as it relates to Item 8);

•	Our Quarterly Report on Form 10-Q for the quarter ended November 30, 2004, filed with the SEC on January 10, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended February 28, 2005, filed with the SEC on March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended May 31, 2005, filed with the SEC on July 1, 2005;

•	Our Current Report on Form 8-K filed with the SEC on October 8, 2004;

•	Our Current Report on Form 8-K filed with the SEC on November 15, 2004;

•	Our Current Report on Form 8-K filed with the SEC on December 7, 2004;

•	Our Current Report on Form 8-K filed with the SEC on December 16, 2004;

•	Our Current Report on Form 8-K filed with the SEC on February 1, 2005;

•	Our Current Report on Form 8-K filed with the SEC on February 9, 2005;

•	Our Current Report on Form 8-K filed with the SEC on April 20, 2005;

•	Our Current Report on Form 8-K filed with the SEC on April 21, 2005 (Accession No. 0001104659-05-017381);

•	Our Current Report on Form 8-K filed with the SEC on April 21, 2005 (Accession No. 0000891020-05-000121);

•	Our Current Report on Form 8-K filed with the SEC on April 26, 2005;

•	Our Current Report on Form 8-K filed with the SEC on April 29, 2005;

•	Our Current Report on Form 8-K filed with the SEC on May 11, 2005;

•	Our Current Report on Form 8-K filed with the SEC on May 13, 2005;

•	Our Current Report on Form 8-K filed with the SEC on July 6, 2005;

•	Our Current Report on Form 8-K filed with the SEC on July 8, 2005;

•	Our Current Report on Form 8-K filed with the SEC on July 22, 2005;

•	Our Current Report on Form 8-K filed with the SEC on July 27, 2005;

•	Our Current Report on Form 8-K filed with the SEC on August 5, 2005; and

•	All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the exchange offer made pursuant to this prospectus.
      Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.
      We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You may request a copy of these filings at the following address and telephone:
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035
Attention: Investor Relations
Telephone: (503) 684-7000

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. You can inspect and copy, at prescribed rates, these reports, proxy statements and other information at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC at http:/ /www.sec.gov. You can also inspect reports and other information that we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
      We have filed a registration statement on Form S-4 with the SEC, of which this prospectus is a part, covering the exchange notes offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the related exhibits. We refer you to the registration statement and related exhibits for further information, and this prospectus is qualified in its entirety by such other information.

PROSPECTUS SUMMARY
      This summary highlights selected information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read carefully this entire prospectus, all documents incorporated by reference, including the financial statements and the notes to the financial statements, and the “Risk Factors” section. Unless the context requires otherwise, references in this prospectus to “we,” “us” and “our” refer to The Greenbrier Companies, Inc. and its subsidiaries.
Our Business
      We are one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe and a leading provider of leasing and other services to the railroad and related transportation industries in North America. Our mission is to deliver complete freight car solutions to our customers through a comprehensive set of high quality freight car products and related services.
      In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. This model allows us to exploit synergies between our various business activities and to generate enhanced returns by providing creative solutions to a customer’s freight car needs, while capturing profits at multiple points during the transaction.
      For the years ended August 31, 2004 and 2003, we generated total revenue of $729.5 million and $532.3 million and earnings from continuing operations of $20.0 million and $4.3 million, respectively. For the nine months ended May 31, 2005 and May 31, 2004, we generated revenue of $759.0 million and $527.1 million and earnings from continuing operations of $19.2 million and $12.8 million, respectively.
      Through our integrated business model, we offer our customers the following products and services:
Railcar Manufacturing
      We are the leading North American manufacturer of intermodal railcars with an average market share of 60% over the last five years. In addition to our strength in intermodal railcars, we build a broad array of other railcar types in North America and have demonstrated an ability to capture high market shares in the car types we build. We have commanded an average market share of 41% in flat cars and 33% in boxcars over the last five years. Our three North American plants have a combined annual production capacity of approximately 12,000 new railcars.
      Our European manufacturing operation produces a variety of railcar types, including pressurized tank cars, non-pressurized tank cars, flat cars, coil cars, coal cars, gondolas, sliding wall cars and rolling highway cars. Although no formal statistics are available for the European market, we believe we are the second largest new freight car manufacturer with an estimated 20% market share. Our European operation has an annual production capacity of approximately 1,800 railcars.
      Railcar deliveries for the nine months ended May 31, 2005 were 9,900 units, compared to 7,800 units for the nine months ended May 31, 2004. We anticipate new railcar deliveries of 13,000 units in 2005, compared to 10,800 units in 2004 and 6,500 units in 2003. Our new railcar manufacturing backlog stands at 11,500 units valued at approximately $650.0 million at May 31, 2005.
Railcar Repair and Refurbishing
      We believe we operate one of the largest repair and refurbishment networks in North America with 16 facilities nationwide. Our network of railcar repair and maintenance shops competes in three primary markets: heavy railcar repair and refurbishment, routine railcar maintenance, and railcar wheel and axle servicing.

Marine Vessel Fabrication
      We fabricate a variety of marine barges, including conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and ocean-going dump barges.
Railcar Leasing and Services
      Our leasing and services business owns approximately 10,200 railcars and provides a comprehensive range of fleet management services for approximately 127,500 additional railcars owned by railroads, other leasing companies and shippers. We also originate leases with railroads and shippers and may subsequently sell a portion of these leases to financial institutions to which we then provide management services. Our fleet management services include revenue collection, maintenance management, administration of car hire receivables and payables, remarketing and other services.
Attractive Industry Market Trends
      Our largest business is the production of new railcars for North America. Demand for new railcars is strong and deliveries are projected to average over 57,000 railcars per year through 2010, according to Global Insight. We believe the key trends affecting demand for new railcars in North America are:

•	Long-term demand for new railcars is supported by continued growth in demand for rail freight that offers cost efficiencies when used over long distances;

•	Demand for intermodal railcars is expected to grow at a faster pace than overall freight car demand due to increased international trade and growth in domestic containerization;

•	Long-term replacement demand for railcars is underpinned by an aging fleet; and

•	Railroads are shifting ownership of railcars to shippers and leasing companies and are outsourcing services.
Competitive Strengths
Leading market positions in intermodal and non-intermodal railcars.
      We are the leading manufacturer of intermodal railcars in North America. In addition, we are one of the leading manufacturers of non-intermodal freight cars with an extensive portfolio of proven product designs. We currently have strong competitive positions in flat cars and boxcars in North America, and we believe we also hold a leading market position in the manufacturing of railcars in Europe.
Integrated business model providing competitive advantage.
      In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. We believe that the quality of our products, in conjunction with our marketing and lease origination capabilities, enhances demand for our products. We can also take advantage of opportunities, especially during economic downturns, by adding new and used railcars to our own lease fleet at attractive asset valuations.
Outstanding product quality, on-time delivery and product reliability.
      We are the only manufacturer of new railcars in North America to have earned the prestigious “TTX Excellent Supplier” award every year since it was introduced 15 years ago. Each of our wheel shops servicing TTX Company has earned the award every year for 14 years. We believe our customers value our quality and service and have demonstrated a willingness to make purchasing decisions based in part on these factors.

Track record of product innovation.
      We have been a leading innovator in the freight car industry for over two decades, as evidenced by our numerous innovations in both intermodal and non-intermodal railcar designs. We devote substantial effort to developing and testing freight cars that improve the operating economics of rail transport for our customers.
Flexible supply chain and low-cost manufacturing network.
      Our network of domestic and foreign sourcing agreements provides us with dependable access to low-cost parts, sub-assemblies, castings and fabrications. Our supply chain includes a number of important relationships that provide us with multiple cost competitive sourcing options. In addition, we believe our use of outsourced sub-assemblies and fabricated components allows us to maintain higher levels of output at our manufacturing plants.
      We are the only builder of new railcars serving the North American market with production facilities in all three NAFTA countries, which allows us to allocate production among our facilities after taking into account the costs of production and capacity at each facility.
Seasoned management team and experienced workforce.
      Our senior management team is highly experienced with an average of 21 years experience in the railcar manufacturing and leasing industries. Supervisors in our manufacturing operations have an average of approximately 17 years of railcar manufacturing experience. We believe our management and workforce have the experience and knowledge to successfully grow our business by leveraging the existing business platform and by identifying and pursuing new growth opportunities.
Our Strategy
Maintain our leadership in intermodal freight cars.
      We intend to maintain our leadership position in the North American intermodal marketplace. Our double-stack units currently constitute approximately 60% of the entire installed base of double-stack units in the North American fleet. We believe we have the broadest intermodal product portfolio and intend to continue our innovative design efforts to support our leadership position.
Build on our strong market position in non-intermodal cars.
      We also intend to build on our historically strong market position in non-intermodal railcars, particularly in the boxcar and flat car markets where we are one of the leading manufacturers. We expect to continue to develop and introduce new generations of flat cars, boxcars and other conventional railcars through new designs and product offerings with load capacities and configurations designed to improve operating economics of rail transport for our customers.
Expand our leasing and services business.
      We intend to accelerate the growth of our leasing and services business. We have demonstrated an ability to originate attractive lease transactions for both used and new railcars produced by us and other manufacturers. Our management services business offers a broad range of services that complement our lease origination activities. Our objective is to become one of the leading providers of these services in North America and to take advantage of economies of scale as our leasing business grows.
Leverage our integrated business model to deliver superior returns.
      We will continue to leverage our unique combination of integrated railcar manufacturing, repair, refurbishment, leasing and management services businesses to increase the volume of business transacted with our customers. Through our extensive product and comprehensive service offerings, we believe we are well-

positioned to capitalize on changing industry trends, reduce our exposure to any single product line or customer and better serve the diverse needs of our customers in any economic environment.
Reduce manufacturing costs while maintaining our reputation for quality.
      We intend to continue to develop our domestic and international supply chain to reduce our manufacturing costs and selectively expand our manufacturing capacity through investment in existing facilities or through the addition of new capacity. We intend to maintain our focus on product quality, on-time delivery and product reliability through the application of “Total Quality” processes. Our goal is to improve our quality, cost competitiveness and manufacturing margins through the application of “Lean Manufacturing” practices.
Exploit international growth opportunities in core railcar manufacturing business.
      The European railcar fleet is old and the replacement rate is below required levels to maintain fleet efficiency. We believe our European operations are well-positioned to capitalize on any increased demand due to our reputation as a high-quality manufacturer with an extensive portfolio of designs, a modernized facility, favorable geographic location and access to low-cost labor.
      Our recently formed strategic alliance with Zhuzhou Rolling Stock Works in China includes a collaboration agreement for the co-operative development of global commercial opportunities combining the technology, engineering and designs of both companies in the North American, European and Chinese markets.
Pursue strategic acquisitions to supplement growth.
      We believe that consolidation within our industry will present opportunities for us to expand our product portfolio, add manufacturing capacity, grow our fleet of leased railcars, enhance our global supply chain, add to our repair and refurbishment network and participate in further industry consolidation.
      We will continue to identify and pursue strategic transactions that create value for our shareholders and offer returns in excess of our cost of capital.
Recent Developments
Replacement of Credit Facilities.
      We have replaced certain of our credit facilities with a new $150.0 million five-year senior secured credit facility. See “Recent Developments — Replacement of Credit Facilities.”
Settlement Agreement and New Equity Issuance.
      On April 20, 2005, we entered into a settlement agreement with the Estate of Alan James, a former member of our board of directors, that provided for the purchase of shares of our common stock owned by the Estate and Mr. William A. Furman, who is a director and our President and Chief Executive Officer, with the net proceeds of an offering of up to 4,500,000 shares of our common stock, plus shares sold pursuant to the exercise of an overallotment option by the underwriters for such offering, which offering of common stock was made concurrently with the offering of the original notes. The settlement agreement also contained provisions relating to the rights and obligations of the Estate and us and with respect to shares of our common stock owned by the Estate following completion of the offering of common stock. See “Recent Developments — New Equity Issuance” and “Recent Developments — Settlement with the Estate of Alan James.”
Reorganization of Subsidiaries.
      On or prior to August 31, 2005, we expect to change the status of some of our subsidiaries from corporations to limited liability companies. Autostack Corporation, Gunderson, Inc., Gunderson Marine, Inc., Gunderson Rail Services, Inc., Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., each of which is a subsidiary guarantor, are expected to be converted into limited liability companies. Each limited liability company would assume all of the existing assets and obligations of the respective corporation, including the guarantee of the notes.

The Exchange Offer
      On May 11, 2005, we completed the private offering of $175.0 million aggregate principal amount of 8 3/8% Senior Notes due 2015. As part of that offering of original notes, we agreed to undertake an exchange offer for the original notes. The following summary contains basic information about the exchange offer. It may not contain all the information that is important to you. For a more complete understanding of the exchange offer, we encourage you to read this entire prospectus and the other documents to which we refer.

Securities Offered	$175.0 million aggregate principal amount of new 8 3/8% Senior Notes due 2015, which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of our new 8 3/8% Senior Notes due 2015, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 8 3/8% Senior Notes due 2015.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there is $175.0 million in aggregate principal amount of original notes outstanding.

Expiration Date	5:00 p.m., New York City time, on September 14, 2005 unless we extend the expiration date.

Accrued Interest on the Exchange Notes and Original Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes, or if no interest has been paid on the original notes, from the date of issue of the original notes.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Except as described under the heading “The Exchange Offer — Guaranteed Delivery Procedures,” a tendering holder must, on or prior to the expiration date:

• transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to U.S. Bank National Association at the address listed in this prospectus; or

• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus.

See “The Exchange Offer — Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you are the beneficial holder of original notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender original notes in the exchange offer, you should promptly contact the person in whose name your original notes are registered and instruct that person to tender on your behalf. See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your original notes and you cannot deliver your original notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your original notes by following the guaranteed delivery procedures under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Original Notes and Delivery of Exchange Notes	Subject to the conditions stated under the heading “The Exchange Offer — Conditions to the Exchange Offer,” we will accept for exchange any and all original notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

United States Federal Income Tax Considerations	We believe that your exchange of original notes for exchange notes in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “United States Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all expenses incident to the exchange offer. See “Use of Proceeds.”

The Exchange Notes
      The form and terms of the exchange notes and the original notes are identical in all material respects, except that transfer restrictions and registration rights applicable to the original notes will not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture. Where we refer to “notes” in this prospectus, we are referring to both the original notes and the exchange notes.

Issuer	The Greenbrier Companies, Inc.

Exchange Notes Offered	$175.0 million in aggregate principal amount of 8 3/8% Senior Notes due 2015.

Maturity Date	May 15, 2015.

Interest	8 3/8% per annum, payable semiannually in arrears on May 15 and November 15, commencing November 15, 2005.

Subsidiary Guarantees	The original notes are, and the exchange notes will be, jointly and severally guaranteed on a senior unsecured basis by all of our existing and future restricted material domestic subsidiaries. The aggregate sales, EBITDA and assets as of and for the year ended August 31, 2004 of our subsidiaries that will not guarantee the notes represented approximately 43.7%, 12.3% and 14.8%, respectively, of our total sales, EBITDA and assets as of and for the year ended August 31, 2004. For a description of EBITDA, see “— Summary Consolidated Financial and Operating Data.”

Ranking	The notes and the related subsidiary guarantees rank, and the exchange notes and related subsidiary guarantees, will rank:

• equally in right of payment with all of our and the guarantors’ existing and future unsubordinated unsecured indebtedness, including trade payables;

• effectively junior in right of payment to all of our and the guarantors’ existing and future secured indebtedness, including any borrowings under our and their credit facilities, to the extent of the assets securing such indebtedness;

• effectively junior to all of the liabilities of our subsidiaries that have not guaranteed the notes; and

• senior in right of payment to any future subordinated indebtedness of ours and the guarantors.

At May 31, 2005, the notes and the subsidiary guarantees would have ranked junior to:

• $20.8 million of secured indebtedness of entities guaranteeing the notes; and

• $102.9 million of liabilities, including trade payables but excluding intercompany obligations, of our non-guarantor subsidiaries.

Optional Redemption	We may redeem, in whole or in part, any of the notes at any time on or after May 15, 2010, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

At any time prior to May 15, 2008, we may redeem up to 35% in aggregate principal amount of the notes with the proceeds of one or more public offerings of our common stock at a redemption price of 108.375% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. See “Description of Notes — Optional Redemption.”

Change of Control	If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the aggregate principal amount of notes tendered plus accrued and unpaid interest, if any, thereon.

Certain Covenants	The indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness and guarantees;

• make distributions or dividends and repurchase our stock;

• make other restricted payments, including, without limitation, certain restricted investments;

• enter into sale and leaseback transactions;

• create liens;

• enter into agreements that restrict dividends from subsidiaries;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• engage in transactions with affiliates;

• enter into mergers, consolidations or sales of substantially all of our assets; and

• enter into new lines of business.

These limitations are subject to a number of important qualifications and exceptions. For more details, see “Description of Notes — Certain Covenants.”

Several of these covenants will be suspended before the notes mature if the specified rating agencies both assign the notes investment grade ratings in the future and no event of default exists under the indenture. However, if the notes are subsequently downgraded from an investment grade rating, the covenants will be reinstated. For more details, see “Description of Notes — Certain Covenants — Effectiveness of Covenants.”

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

• you are not an “affiliate” of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:

• you cannot rely on the applicable interpretations of the staff of the SEC; and

• you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

• may not rely on the applicable interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988); Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991); and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
Risk Factors
      See “Risk Factors” immediately following this summary for a discussion of risks that should be considered by holders prior to tendering original notes in the exchange offer.
Additional Information
      Our principal executive offices are located at One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035-8612, and our telephone number is (503) 684-7000.
      The principal executive offices of Gunderson, Inc., Gunderson Marine, Inc. and Gunderson Specialty Products, LLC are located at 4350 NW Front Avenue, Portland, Oregon 97210, and their telephone number is (503) 972-5700. All of our other subsidiary guarantors share our principal executive offices and telephone number.

Summary Consolidated Financial and Operating Data
      Our summary consolidated financial data as of and for the years ended August 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Our summary consolidated financial data as of and for the nine months ended May 31, 2004 and May 31, 2005 have been derived from our unaudited consolidated financial statements. Our consolidated financial statements as of August 31, 2003 and 2004 and May 31, 2004 and May 31, 2005 and for the years ended August 31, 2002, 2003 and 2004 and for the nine months ended May 31, 2004 and May 31, 2005 and the related notes are incorporated by reference into this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are normal recurring adjustments (except for special charges) that, in the opinion of our management, are necessary for a fair presentation of the financial position and operating results for the periods indicated. Our interim results are not necessarily indicative of our operating results for the entire year nor are our historical results necessarily indicative of our operating results to be expected in the future.
      This summary consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus, and with our financial statements and the related notes incorporated by reference into this prospectus.

							Nine Months Ended
	Year Ended August 31,						May 31,

	2000	2001	2002	2003	2004		2004	2005(1)

	(in thousands, except per share, unit and percentage data)
Statement of Operations
Data:
Revenue
Manufacturing	$528,240	$513,012	$295,074	$461,882	$653,234		$473,164	$700,295
Leasing & services	91,189	80,986	72,250	70,443	76,217		53,888	58,701

Total Revenue	619,429	593,998	367,324	532,325	729,451		527,052	758,996
Cost of revenue
Manufacturing	466,348	470,376	278,007	424,378	595,026		432,857	642,149
Leasing & services	46,711	43,295	44,694	43,609	42,241		31,542	30,512

Total cost of revenue	513,059	513,671	322,701	467,987	637,267		464,399	672,661

Margin	106,370	80,327	44,623	64,338	92,184		62,653	86,335
Other costs
Selling and administrative	54,202	49,547	39,053	39,962	48,288		33,336	41,392
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468		8,136	9,639
Special charges	—	—	33,802 (2)	—	1,234	(3)	1,234 (3)	2,913 (4)

Total other costs	75,367	71,804	91,853	53,580	60,990		42,706	53,944
Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	31,003	8,523	(47,230)	10,758	31,194		19,947	32,391
Income tax benefit (expense)	(16,053)	(6,806)	23,587	(4,543)	(9,119)		(5,446)	(12,833)

Earnings (loss) before minority interest and equity in unconsolidated subsidiaries	14,950	1,717	(23,643)	6,215	22,075		14,501	19,558
Minority interest	(1,650)	43	127	—	—		—	—
Equity in earnings (loss) of unconsolidated subsidiaries	1,054	(641)	(2,578)	(1,898)	(2,036)		(1,734)	(322)

Earnings (loss) from continuing operations	14,354	1,119	(26,094)	4,317	20,039		12,767	19,236
Earnings from discontinued operations (net of tax)	—	—	—	—	739	(5)	—	—

Net earnings (loss)	$14,354	$1,119	$(26,094)	$4,317	$20,778		$12,767	$19,236

Basic earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.31	$1.38		$0.88	$1.29
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.31	$1.43		$0.88	$1.29
Diluted earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.30	$1.32		$0.84	$1.24
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.30	$1.37		$0.84	$1.24
Weighted average common shares outstanding
Basic	14,227	14,151	14,121	14,138	14,569		14,500	14,957
Diluted	14,241	14,170	14,121	14,325	15,199		15,111	15,564
Cash dividends paid per share	$0.36	$0.36	$0.06	$0.00	$0.06		$0.06	$0.08

						Nine Months Ended
	Year Ended August 31,					May 31,

	2000	2001	2002	2003	2004	2004	2005(1)

	(in thousands, except per share, unit and percentage data)
Other Operating Data:
New railcar units delivered(6)	8,100	8,600	4,100	6,500	10,800	7,800	9,900
New railcar units backlog(6)	7,800	3,700	5,200	10,700	13,100	9,700	11,500
Estimated value of new railcar backlog	$440,000	$200,000	$280,000	$580,000	$760,000	$600,000	$650,000
Lease fleet:
Units managed	20,488	26,306	35,562	114,701	122,676	121,597	127,514
Units owned	16,735	16,319	14,317	12,015	10,683	11,435	10,230
Percent utilized (owned units)	93%	93%	94%	97%	97%	98%	97%
Cash Flow Data:
Depreciation and amortization:
Manufacturing	$9,847	$12,631	$13,903	$9,081	$9,399	$6,982	$8,823
Leasing & services	10,509	9,765	9,594	9,630	11,441	8,547	8,017

Total	$20,356	$22,396	$23,497	$18,711	$20,840	$15,529	$16,840

Capital expenditures:
Manufacturing	$19,476	$10,761	$4,294	$7,390	$7,161	$3,477	$10,203
Leasing & services	74,515	62,575	18,365	4,505	35,798	29,800	39,275

Total	$93,991	$73,336	$22,659	$11,895	$42,959	$33,277	$49,478

Reconciliation of EBITDA from net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(28,289)	$41,416	$22,638	$28,339	$(14,055)	$(33,495)	$(44,315)
Changes in working capital	68,703	(19,500)	(8,232)	(1,631)	67,884	65,794	77,269
Special charges	—	—	(33,802)	—	(1,234)	(1,234)	2,913
Deferred income taxes	(7,604)	(1,682)	13,097	(2,304)	(9,472)	(2,046)	(679)
Gain on sales of equipment	4,527	1,390	910	454	629	236	4,300
Other	(2,627)	1,891	2,792	(1,830)	(2,873)	(959)	(499)
Income tax expense	16,053	6,806	(23,587)	4,543	9,119	5,446	12,833
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468	8,136	9,639

EBITDA(7)	$71,928	$52,578	$(7,186)	$41,189	$61,466	$41,878	$61,461

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$12,819	$77,205	$67,596	$77,298	$12,110	$13,793	$67,288
Accounts and notes receivable	66,150	50,555	54,778	80,197	120,007	111,762	125,135
Inventory	127,484	94,581	96,173	105,652	113,122	91,667	179,458
Leased equipment(8)	246,854	253,702	221,867	181,162	183,502	187,968	186,861
Total assets	584,109	606,180	527,446	538,948	508,753	486,027	654,893
Revolving notes	13,019	32,986	25,820	21,317	8,947	24,362	16,443
Accounts payable and accrued liabilities	141,311	113,423	116,609	150,874	178,550	153,818	194,194
Notes payable	159,363	177,575	144,131	117,989	97,513	102,429	215,739
Subordinated debt	37,748	37,491	27,069	20,921	14,942	15,966	9,785
Total debt(9)	210,130	248,052	197,020	160,227	121,402	142,757	241,967
Stockholders’ equity	$141,615	$134,109	$103,139	$111,142	$139,289	$128,684	$162,994

Pro Forma Financial Data for the twelve months ended May 31, 2005:
EBITDA to as adjusted interest(10)	3.5x
Total debt to EBITDA	3.0x
Net debt to EBITDA	2.2x

(1)	The Mexican operation, previously accounted for under the equity method, is consolidated for financial reporting purposes beginning in December 2004 upon our acquisition of our partner’s interest in the joint venture.

(2)	Consists of the $3.0 million for severance costs associated with North America operations and legal professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million pre-tax impairment write-down of European railcar designs and patents and $13.7 million adjustment of European assets to net realizable value.

(3)	Consists of $7.5 million write-off of the remaining balance of European railcar designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European railcar designs and patents.

(4)	Consists of debt prepayment penalties and costs associated with settlement of interest rate swap agreements.

(5)	Relates to a reduction in loss contingency associated with the settlement of litigation relating to the logistics business that was discontinued in 1998. See Note 3 to our 2004 Consolidated Financial Statements.

(6)	New railcar delivery and backlog information includes subcontracted production and our Mexico facility that until our December 2004 acquisition of our partner’s interest was a joint venture that was accounted for by the equity method.

(7)	EBITDA is not a financial measure under United States generally accepted accounting principles, or GAAP. We define EBITDA as earnings from continuing operations before interest and foreign exchange, income taxes, depreciation and amortization. We consider net cash provided by (used in) operating activities to be the most directly comparable GAAP financial measure. EBITDA is a liquidity measurement tool commonly used by rail supply companies and we use EBITDA in that fashion. You should not consider EBITDA in isolation or as a substitute for cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented in this prospectus may differ from and may not be comparable to similarly titled measures used by other companies.

(8)	Includes investment in direct finance leases and equipment on operating leases.

(9)	Consists of revolving notes, notes payable and subordinated debt.

(10)	The ratio of EBITDA to pro forma interest expense is calculated by dividing EBITDA for the twelve months ended May 31, 2005 by pro forma interest expense, which gives effect to the sale of the original notes and the application of proceeds as described in this prospectus as if the sale of the original notes and the application of the proceeds had occurred as of May 31, 2004. See “Use of Proceeds,” “Capitalization” and “Description of Other Indebtedness.”

RISK FACTORS
      You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before tendering your original notes.
Risks Related to Our Business
During economic downturns, the cyclical nature of our business results in lower demand for our products and reduced revenue.
      The railcar business is cyclical. Overall economic conditions and the purchasing habits of railcar buyers have a significant effect upon our railcar manufacturing and leasing businesses due to the impact on demand for new, refurbished, used and leased products. As a result, during downturns, we operate with a lower level of backlog and may temporarily shut-down production at some or all of our facilities. Economic conditions that result in higher interest rates increase the cost of new leasing arrangements, which could cause some of our leasing customers to lease fewer of our railcars or demand shorter terms. An economic downturn or increase in interest rates may reduce demand for railcars, resulting in lower sales volumes, lower prices, lower lease utilization rates and decreased profits or losses.
The failure of the railcar business to grow as forecasted by industry analysts may have an adverse effect on our financial condition and results of operations.
      Our future success depends in part upon continued growth in the railcar industry. If growth rates do not materialize as forecasted by industry analysts, railcar replacement rates do not increase or industry demand for railcar products does not continue at current levels due to price increases or other reasons, our financial condition and results of operations could be adversely affected.
We compete in a highly competitive and concentrated industry, and this competition or industry consolidation may adversely impact our financial results.
      We face aggressive competition by a concentrated group of competitors in all geographic markets and each industry sector in which we operate. Some of these companies have significantly greater resources than we have. The effect of this competition could reduce our revenues and margins, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results. In addition, because of the concentrated nature of our competitors, customers and suppliers, we face a heightened risk that further consolidation in the industry among or between our competitors, customers and suppliers could adversely affect our revenues, cost of revenues and profitability.
We derive a significant amount of our revenue from a limited number of customers, the loss of one or more of which could have an adverse effect on our business.
      A significant portion of our revenue is generated from two major customers, TTX Company (TTX) and BNSF Railway Company (BNSF). In 2004, revenues from TTX and BNSF accounted for approximately 39% and 12%, respectively, of our total revenues. Revenues from TTX accounted for 43% of our manufacturing revenues. Revenues from BNSF and Union Pacific Railroad Company accounted for approximately 30% and 15%, respectively, of our leasing and services revenue in 2004. Our European operations derive a significant amount of revenue from a limited number of customers. Although we have some long-term contractual relationships with our major customers, we cannot assure you that our customers will continue to use our products or services or that they will continue to do so at historical levels. In addition, due to our production schedule, any customer may account for a significantly higher percentage of our total, manufacturing or leasing revenue in any given period. A reduction in the purchase or leasing of our products or a termination of our services by one or more of our major customers could have an adverse effect on our business and operating results.

Fluctuations in the availability and price of steel and other raw materials could have an adverse effect on our ability to manufacture and sell our products on a cost-effective basis.
      A significant portion of our business depends upon the adequate supply of steel at competitive prices and a small number of suppliers provide a substantial amount of our requirements. The cost of steel and all other materials (including scrap metal) used in the production of our railcars represented over 70% of our direct manufacturing costs per railcar in 2004. The price of steel increased in 2004 due to several factors, including a significant increase in scrap prices, increased demand, more exports to other countries, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. A weaker U.S. dollar and an increase in global freight rates have also affected the price we pay for steel. In 2004, approximately 50% of our domestic steel requirements were purchased from Oregon Steel Mills, Inc., approximately 40% of our Canadian steel requirements were purchased from Algoma Steel, Inc. and approximately 50% of our European steel requirements were purchased from Huta Katowice.
      Our businesses depend upon the adequate supply of other raw materials, including castings and specialty components, at competitive prices. Although we believe we have multiple sources for these raw materials, due to industry consolidations and challenging economic conditions, the number of suppliers has generally declined. We cannot assure you that we will continue to have access to suppliers of necessary components for manufacturing railcars. Our ability to meet demand for our products could be adversely affected by the loss of access to any of these suppliers, the inability to arrange alternative access to any materials, or suppliers limiting allocation of materials to us. In addition, raw material shortages and allocations may result in inefficient operations and an inventory build-up, which could negatively affect our working capital position.
      If the price of steel or other raw materials were to increase and we were unable to increase our selling prices or reduce operating costs to offset the price increases, our margins would be adversely affected. The loss of suppliers or their inability to meet our price, quality, quantity and delivery requirements could have an adverse effect on our ability to manufacture and sell our products on a cost-effective basis.
Our backlog may not be necessarily indicative of the level of our future revenues.
      In this prospectus, we have described our new railcar backlog, which is the number of railcars for which we have written orders from our customers in various periods, and estimated potential revenue attributable to the backlog. Although we believe backlog is an indicator of our future revenues, our reported backlog may not be converted to sales in any particular period and actual sales from such contracts may not equal our backlog estimates. Therefore, our backlog may not be necessarily indicative of the level of our future revenues.
The timing of our lease remarketing and railcar sales may cause significant differences in our quarterly results.
      We may build railcars that are leased to a customer and ultimately sold to a third-party leasing company. The difference in timing of production of the railcars and of the sale to the leasing company could cause a fluctuation in our quarterly results. As a result, comparisons of our quarterly revenues and income between quarterly periods within one year and between comparable periods in different years may not be meaningful and should not be relied upon as indicators of our future performance.
A change in our product mix or failure of our new products or technologies to achieve market acceptance could have an adverse effect on our profitability and competitive position.
      We manufacture and repair a variety of railcars. The demand for specific types of these railcars varies from time to time. These shifts in demand may affect our margins and could have an adverse effect on our profitability.
      We continue to introduce new railcar products and technologies. We cannot ensure that any new products or technologies will achieve sustained market acceptance. In addition, new technologies or products that our competitors introduce may render our products obsolete or less competitive. As a result, our ability to compete effectively could be harmed.

We may be unable to remarket leased railcars on favorable terms upon lease termination or realize the expected residual values, which could reduce our revenue and decrease our overall return.
      We re-lease or sell railcars we own upon the expiration of existing lease terms. The total rental payments we receive under our operating leases do not fully amortize the acquisition costs of the leased equipment, which exposes us to risks associated with remarketing the railcars. Our ability to remarket leased railcars profitably is dependent upon several factors, including, among others:

•	market and industry conditions;

•	cost of and demand for newer models;

•	the costs associated with the refurbishment of the railcars; and

•	interest rates.
Our inability to re-lease or sell leased railcars on favorable terms could result in reduced revenues and decrease our overall return.
A reduction in negotiated or arbitrated car hire rates could reduce future car hire revenue.
      A significant portion of our leasing and services revenue is derived from “car hire,” which is a fee that a railroad pays for the use of railcars owned by other railroads or third parties. Until 1992, the Interstate Commerce Commission directly regulated car hire rates by prescribing a formula for calculating these rates. The system of government prescribed rates has been superseded by a system known as deprescription, whereby railcar owners and users have the right to negotiate car hire rates. If the railcar owner and railcar user cannot come to an agreement on a car hire rate, then either party has the right to call for arbitration, in which either the owner’s or user’s rate is selected by the arbitrator to be effective for a one-year period. Substantially all railcars in our fleet are subject to deprescription. There is a risk that car hire rates could be negotiated or arbitrated to lower levels in the future. A reduction in car hire rates could reduce future car hire revenue and adversely affect our financial results.
Risks related to our operations outside of the United States could adversely impact our operating results.
      Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our foreign business activities and operations. Some foreign countries in which we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacturing. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. The uncertainty of the legal environment in these and other areas could limit our ability to enforce our rights effectively. Any international expansion or acquisition that we undertake could amplify these risks related to operating outside of the United States.
Fluctuations in foreign currency exchange rates may lead to increased costs and lower profitability.
      Outside of the United States, we operate in Canada, Mexico, Germany and Poland, and our non-U.S. businesses conduct their operations in local currencies and other regional currencies. We also source materials worldwide. Fluctuation in exchange rates may affect demand for our products in foreign markets or our cost competitiveness and may adversely affect our profitability. Although we attempt to mitigate a portion of our exposure to changes in currency rates through currency rate hedges, similar financial instruments and other activities, these efforts cannot fully eliminate the risks associated with the foreign currencies. In addition, some of our borrowings are in foreign currency, giving rise to risk from fluctuations in exchange rates. A material or adverse change in exchange rates could result in significant deterioration of profits or in losses for us.

We have potential exposure to environmental liabilities, which may increase costs or have an adverse effect on results of operations.
      We are subject to extensive national, state, provincial and local environmental laws and regulations concerning, among other things, air emissions, water discharge, solid and hazardous substances handling and disposal and employee health and safety. These laws and regulations are complex and frequently change. We may incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with environmental laws. We also may incur costs or liabilities related to off-site waste disposal or cleaning up soil or groundwater contamination at our properties. In addition, future environmental laws and regulations may require significant capital expenditures or changes to our operations.
      Our Portland facility is located adjacent to a portion of the Willamette River that has been designated as a federal “National Priority List” or “Superfund” site for contaminated sediments. As a result of this classification of the Willamette River, we have incurred, and expect to incur in the future, costs associated with an EPA-mandated remedial investigation and the State of Oregon’s mandate to control groundwater discharges. Because this work is still underway, we are unable to determine the amount of our ultimate liability relating to these matters. Based on the results of the pending investigations and future assessments of natural resource damages, we may be required to incur costs associated with additional phases of investigation or remedial action, and we may be liable for damages to natural resources. In addition, we may be required to perform periodic maintenance dredging in order to continue to launch vessels from our launch ways on the river, and the river’s classification as a Superfund site could result in some limitations on future dredging and launch activities. The outcome of these matters could have an adverse effect upon our business, results of operations and on our ability to realize value from a potential sale of the land.
Our manufacturer’s warranties expose us to potentially significant claims.
      We offer our customers limited warranties for many of our products. Accordingly, we may be subject to significant warranty claims in the future, such as multiple claims based on one defect repeated throughout our production process or claims for which the cost of repairing the defective part is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, customers seeking monetary damages, significant repair costs and damage to our reputation.
      If warranty claims are not recoverable from third-party component manufacturers due to their poor financial condition or other reasons, we may be subject to warranty claims and other risks for using these materials on our railcars. We and one of our European customers have raised performance concerns regarding a component we have installed in 372 railcars produced in Europe. The supplier of the component has effectively filed for the United Kingdom equivalent of a bankruptcy protection. Our customer is seeking a price adjustment on the railcars that have been delivered and is resisting further deliveries. Given the financial condition of the supplier, our recourse against the supplier may be limited or of no value.
We may be liable for physical damage or product liability claims that exceed our insurance coverage.
      The nature of our business subjects us to physical damage and product liability claims, especially in connection with the repair and manufacture of products that carry hazardous or volatile materials. We maintain reserves and liability insurance coverage at commercially reasonable levels compared to similarly-sized heavy equipment manufacturers. However, an unusually large physical damage or product liability claim or a series of claims based on a failure repeated throughout our production process may exceed our insurance coverage or result in damage to our reputation.
Some of our employees belong to labor unions and strikes or work stoppage could adversely affect our operations.
      We are a party to collective bargaining agreements with various labor unions in Canada and Poland, representing approximately 35% of our workforce. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. We cannot assure you that our relations with our workforce will remain positive or that union organizers will not be successful in future attempts to organize at some of our other facilities. If our workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. In addition, we could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns or reductions in the size and scope of our operations.
We depend on a third party to provide most of the labor services for our Mexico operations and if such third party fails to provide the labor, it could adversely effect our operations.
      In Mexico, we depend on a third party to provide us with most of the labor services for our Mexico operations under a services agreement with a term of four years expiring on December 1, 2008, with two three-year options to renew. All of the labor provided is subject to collective bargaining agreements with the third party, over which we have no control. If the third party fails to provide us with the services required by our agreement for any reason, including labor stoppages or strikes or a sale of facilities owned by the third party, our operations could be adversely effected. In addition, we do not have significant experience in hiring labor in Mexico and, if required to provide our own labor, could face significantly higher labor costs, which also could have an adverse effect on our operations.
Our relationships with our alliance partners may not be successful, which could adversely affect our business.
      In recent years, we have entered into several agreements with other companies to increase our sourcing alternatives, reduce costs, and pursue opportunities for growth through design improvements. We may seek to expand our relationships or enter into new agreements with other companies. If these relationships are not successful in the future, our manufacturing costs could increase, we could encounter production disruptions, or growth opportunities may not materialize, any of which could adversely affect our business.
We may have difficulty integrating the operations of any companies that we acquire, which may adversely affect our results of operations.
      The success of our acquisition strategy will depend upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The integration of acquired business operations could disrupt our business by causing unforeseen operating difficulties, diverting management’s attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. In addition, we may not be effective in retaining key employees or customers of the combined businesses. We may face integration issues pertaining to the internal controls and operational functions of the acquired companies and we also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Any of these items could adversely affect our results of operations.
If our competitors are able to obtain materials at better prices than us, our competitive position in the industry and financial condition could be adversely affected.
      If one of our competitors enters into supply arrangements with one or more of our key suppliers at preferential prices, we could be at a competitive disadvantage, which could negatively affect our operating results. If we are unable to negotiate competitive prices with those suppliers, we may have to find alternative suppliers, which could impact the prices we pay and the quality of the products that we produce. This could have an adverse effect on our competitive position within the industry and our financial condition.
We may not be able to procure insurance on a cost-effective basis in the future.
      The ability to insure our businesses, facilities and rail assets are important aspects of our ability to manage risk. As there is only one provider of this insurance to the railcar industry, there is no guarantee that such insurance will be available on a cost-effective basis in the future.

An adverse outcome in any pending or future litigation could negatively impact our business and results of operations.
      We are a defendant of several pending cases in various jurisdictions. If we are unsuccessful in resolving these claims, our business and results of operations could be adversely affected. In addition, future claims that may arise relating to any pending or new matters could distract management’s attention from business operations and increase our legal and defense costs, which may also negatively impact our business and results of operations.
Our failure to comply with regulations imposed by federal and foreign agencies could negatively affect our financial results.
      Our railcar operations are subject to extensive regulation by governmental regulatory and industry authorities and by federal and foreign agencies. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards; and railroad safety. New regulatory rulings and regulations from these federal or foreign agencies may impact our financial results and the economic value of our assets. In addition, if we fail to comply with the requirements and regulations of these agencies, we could face sanctions and penalties that could negatively affect our financial results.
Our governing documents contain some provisions that may prevent or make more difficult an attempt to acquire us.
      Our Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect, contain some provisions that may be deemed to have antitakeover effects, including:

•	a classified board of directors;

•	a supermajority vote to amend certain provisions of our Restated Certificate of Incorporation;

•	no less than 40 days’ advance notice of matters to be voted on by stockholders other than by or at the direction of the board of directors; and

•	the calling of special meetings of stockholders only by the president or a majority of the board of directors.
      In addition, we maintain a stockholder rights plan pursuant to which each stockholder has received a dividend distribution of one preferred stock purchase right per share of common stock owned. The stockholder rights plan and the other provisions discussed above may have antitakeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, or our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their common stock over the then-prevailing market price.
Risks Related to the Notes
Our increased level of indebtedness could adversely affect our financial condition.
      As of May 31, 2005, we had approximately $242.0 million of indebtedness, representing approximately 59.8% of our total capitalization.
      Our indebtedness could have adverse consequences to us, including:

•	our ability to obtain additional financing for working capital, capital expenditures and strategic transactions;

•	a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of, and/or interest on, our indebtedness;

•	our leverage may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures; and

•	we may have a higher level of indebtedness than some of our competitors, which could put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition or regulation.
      We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing and future credit arrangements in an amount sufficient to enable us to make payments on our indebtedness, including the notes, or to fund our other liquidity needs.
Despite our increased leverage, we will be able to incur more debt, which may intensify the risks associated with our increased leverage.
      Our existing debt arrangements permit us, subject to certain conditions, to incur a significant amount of additional indebtedness. As of June 29, 2005, we replaced all of our North American credit facilities with a $150.0 million five-year senior secured credit facility, of which $96.0 million was available for additional borrowing. As of May 31, 2005, lines of credit totalling $19.8 million were available for European operations, of which $16.4 million was outstanding. See “Description of Other Indebtedness.” The indenture under which the original notes are, and the exchange notes will be, issued permits us to incur additional indebtedness. If we incur additional indebtedness, the risks associated with our increased leverage, including our ability to service our debt, could intensify.
The operating and financial restrictions imposed by our debt agreements, including our credit facilities and the indenture relating to the notes, may limit our ability to finance operations and capital needs or engage in other business activities.
      Our existing and future debt agreements may contain covenants that restrict our ability to:

•	incur additional indebtedness (including guarantees);

•	incur liens;

•	dispose of assets;

•	make certain acquisitions;

•	pay dividends and make other restricted payments;

•	enter into sale and leaseback transactions;

•	make loans and investments;

•	enter into new lines of business; and

•	engage in transactions with affiliates.
      In addition, our credit facilities require us to comply with specified financial ratios.
      Our ability to comply with these covenants and requirements in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our breach or failure to comply with any of these covenants could result in a default under our credit facilities or the indenture governing the notes. If we default under our credit facilities, the lenders could cease to make further extensions of credit, cause all of our outstanding obligations under these credit facilities to become due and payable, require us to apply all of our available cash to repay the indebtedness under these credit facilities, prevent us from making debt service payments on, or cause an event of default under or acceleration of, any other indebtedness we owe and/or proceed against the collateral granted to them to secure repayment of those amounts. If a default under the indenture occurs, the holders of the notes could elect to declare the notes immediately due and payable. If our payment obligations in respect of our indebtedness are accelerated, we may not have sufficient assets to repay amounts due under our debt agreements, other debt securities then outstanding or the notes.

We may not be able to fulfill our repurchase obligation for the notes upon a change of control.
      Upon a change of control event, if we do not redeem the notes, each holder of the notes will have the right to require us to repurchase its notes at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. Our ability to repurchase the notes upon a change of control event will be limited by the terms of our debt agreements, including our credit facilities. Upon a change of control event, we may be required to repay immediately the outstanding principal, and any accrued interest or any other amounts, owed by us under our credit facilities. We may not be able to repay these amounts or obtain the necessary consents under these credit facilities to repurchase the notes. The source of funds for any purchase of notes would be our available cash or cash generated from other sources. However, we may not have enough available funds or be able to generate the necessary funds upon a change of control to make any required repurchases of tendered notes. This may result in our having to refinance our outstanding indebtedness, which we may not be able to do on favorable terms or at all.
      In addition, the change of control provision contained in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a change in voting power or beneficial ownership, or, even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger these provisions. Except as described under “Description of Notes — Repurchase at the Option of Holders — Change of Control,” the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
We are a holding company with no independent operations. Our ability to meet our obligations depends upon the performance of our subsidiaries and their ability to make distributions to us.
      As a holding company, we are dependent on the earnings and cash flows of, and dividends, distributions, loans or advances from, our subsidiaries to generate the funds necessary to meet certain of our obligations, including the payment of principal of, premium, if any, and interest on debt obligations, including the notes. Any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to statutory restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. In addition, some of our subsidiaries are parties to agreements that contain restrictions on the timing and amount of any payment of dividends, distributions, loans or advances that our subsidiaries may make to us. Under certain circumstances, some or all of our subsidiaries may be prohibited from making any such payments.
We cannot assure you that an active trading market will develop for the exchange notes.
      You may find it difficult to sell your exchange notes because an active trading market for the exchange notes may not develop. The exchange notes are being offered to the holders of the original notes, which were issued on May 11, 2005 primarily to a small number of institutional investors.
      Currently, there is no established trading market for the exchange notes. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the exchange notes for quotation on the National Association of Securities Dealers Automated Quotation System. The initial purchasers have advised us that, subject to any legal or regulatory restrictions, they may make a market in the exchange notes, but they are not obligated to do so and may discontinue any such market making at any time. We cannot assure you as to the development or liquidity of any markets for the exchange notes, the ability of holders of the exchange notes to sell their exchange notes or the price at which holders would be able to sell their exchange notes. If any active public market does not develop, the market price and liquidity of the exchange notes may be adversely affected. If any of the exchange notes are traded after we issue them, they may trade at a discount, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition and performance.

The market price for the exchange notes may be volatile.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the exchange notes.
You may have difficulty selling original notes you do not exchange.
      If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. These restrictions on transfer are applicable because we issued the original notes under exemptions from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for any remaining untendered original notes may be adversely affected. See “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Original Notes.”
Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.
      Any broker-dealer that:

•	exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes; or

•	resells exchange notes that were received by it for its own account in the exchange offer, may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.
      In addition to broker-dealers, any noteholder that exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by the noteholder.
Not all of our subsidiaries guarantee our obligations under the notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the notes.
      Our present and future material domestic subsidiaries guarantee the original notes and will guarantee the exchange notes, except material domestic subsidiaries that may be designated as unrestricted with respect to the indenture. Our present and future foreign subsidiaries are not guarantors of the original notes and will not be guarantors of the exchange notes. Payments on the notes will be required to be made only by us and the guarantors. The historical consolidated financial statements incorporated by reference into this prospectus are presented on a consolidated basis, including our domestic and foreign subsidiaries. The aggregate sales, EBITDA and assets as of and for the year ended August 31, 2004 of our subsidiaries that do not and will not guarantee the notes represented approximately 43.7%, 12.3% and 14.8%, respectively, of our total sales, EBITDA and assets as of and for the year ended August 31, 2004. For a description of EBITDA, see “Prospectus Summary — Summary Consolidated Financial and Operating Data.”
      In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness, including their trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to the indebtedness of our non-guarantor subsidiaries.

Certain events may delay payment on, lead to the subordination of or void our and our subsidiaries’ obligations under the notes.
      In the event of a bankruptcy, liquidation or reorganization, you would likely not receive any payment of principal or interest due under the notes so long as such cases were pending. In addition, the notes and the subsidiary guarantees may be subject to review under federal, state and similar foreign fraudulent conveyance laws if a bankruptcy, reorganization, liquidation or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, were commenced by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors at some future date. Courts, under specific circumstances, may void the notes and the subsidiary guarantees and require holders of the notes to return payments received from us or the guarantors.
      An unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the notes or the making of the subsidiary guarantees constituted a “fraudulent conveyance.” To make such a determination, a court would have to find that we or the relevant guarantor did not receive fair consideration or reasonably equivalent value for the notes or the giving of the subsidiary guarantees, and that, at the time the notes or the subsidiary guarantees were issued, we or the relevant guarantors:

•	were insolvent;

•	were rendered insolvent by the issuance of the notes or subsidiary guarantee;

•	were engaged or were about to engage in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or the guarantor would incur, debts (including contingent obligations) beyond our or its ability to repay those debts as they matures.
      If a court were to make such a finding, it could void all or a portion of our and our subsidiaries’ obligations under the notes or the subsidiary guarantees, subordinate the claim in respect of the notes or the subsidiary guarantees to our other existing and future indebtedness or take other actions detrimental to you as a holder of the notes, including in credit circumstances, invalidating the notes and permitting recovery of prior payments received with respect to the notes and the subsidiary guarantees. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the notes or the subsidiary guarantees, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the notes or the subsidiary guarantees, to the claims of all existing and future creditors on similar ground.
      Furthermore, although the subsidiary guarantees provide the holders of the notes with a direct claim against the assets of the guarantors, enforcement of the subsidiary guarantees against any guarantor would be subject to “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to the guarantors. To the extent that the subsidiary guarantees are not enforceable, the notes would be effectively subordinated to all liabilities of the guarantors, including trade payables.
Our financial failure or the financial failure of any of our subsidiaries may result in our assets and the assets of any or all of our subsidiaries becoming subject to the claims of our creditors and the creditors of all of our subsidiaries.
      A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to “substantively consolidate” us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would be subject to the claims of creditors of all consolidated entities. This would expose holders of the notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provision of the bankruptcy code. Under this provision, the notes could be restructured over the objections of the holders of the notes as to their general terms, including interest rate and maturity.

RECENT DEVELOPMENTS
Replacement of Credit Facilities
      We have replaced a substantial portion of our consolidated indebtedness, which was structured as obligations of our various North American operating subsidiaries.
      On June 29, 2005, we and our Canadian subsidiary, TrentonWorks Limited, entered into a senior secured credit facility for approximately $150.0 million. This new credit arrangement includes a $125.0 million, five-year revolving credit facility guaranteed by all of our material domestic subsidiaries. The arrangement also includes a five-year revolving credit facility for our Canadian manufacturing operations for CDN$30.0 million, which we guarantee. The credit facility replaces our three existing North American credit facilities of a similar aggregate amount. Available borrowings are based on defined levels of inventory, receivables, leased equipment and property, plant and equipment. Advances bear interest at rates that depend on the type of borrowing and the ratio of debt to total capitalization, as defined in the credit agreement.
New Equity Issuance
      On May 11, 2005, we sold an aggregate of 5,175,000 shares of our common stock, including 675,000 shares sold pursuant to the exercise of an over-allotment option by the underwriters for such offering. As described below, we used the net proceeds from such equity issuance to purchase shares of our common stock from the Estate of Alan James and Mr. Furman.
Settlement with the Estate of Alan James
      Subsequent to the time of Mr. James’ death on January 28, 2005, we engaged in discussions with the representatives of his Estate regarding the Estate’s desire to dispose of its shares of our common stock. As of May 11, 2005, the Estate owned approximately 26% of our outstanding common stock. On April 20, 2005, we entered into a settlement agreement with the Estate to, among other things, resolve outstanding litigation that was filed on July 26, 2004 by Mr. James, then a member of our board of directors, in the Court of Chancery of the State of Delaware, against us and all of our directors serving on July 26, 2004, other than Mr. James. The settlement agreement, to which Mr. Furman was also a party, provided that we would publicly offer 4,500,000 shares of our common stock (plus the shares issuable upon exercise of the underwriters’ over-allotment option) and use proceeds from the offering to purchase 3,166,667 shares of our common stock owned by the Estate and 1,500,000 shares of our common stock owned by Mr. Furman (plus additional shares from the proceeds of any exercise of the underwriters’ overallotment option). In addition, as part of the settlement, the Estate agreed to cause the dismissal, with prejudice, of all claims in the Delaware litigation initiated by Mr. James, and on April 20, 2005, the parties to the litigation filed with the Delaware court the order approving the stipulation and dismissal of the Delaware litigation. The Delaware court granted that order on April 21, 2005. The settlement agreement also provided for the mutual release by the Estate of all claims the Estate may have had against us, Mr. Furman and our directors, and Mr. Furman, we and our directors have released all claims that he, we or they may have had against the Estate. In addition, FTI Consulting Inc., which was engaged by Mr. James to investigate alleged accounting improprieties relating to the 2003 and 2004 reserves of our European operations, provided to the Estate its completed report of its investigation. The report stated that nothing came to FTI’s attention to indicate that the 2003 or 2004 reserves of our European operations were accounted for improperly. See “Certain Relationships and Related Party Transactions” for a discussion of the Delaware litigation.
      In accordance with the settlement agreement, we used the net proceeds from the equity offering (not including the exercise of the underwriters’ over-allotment option) to purchase (1) 1,500,000 shares from each of the Estate and Mr. Furman at a per share price equal to the “net offering price,” which was the public offering price for the equity offering, less underwriting discounts and commissions and a fee payable by us to the Estate’s financial advisor, and less our other documented, reasonable out-of-pocket expenses directly related to the equity offering (not exceeding 1% of the gross proceeds of the equity offering) and (2) 1,666,667 shares from the Estate at a price per share equal to 90% of the net offering price. These purchases were made pursuant to a stock purchase agreement the Estate and Mr. Furman entered into concurrently with the settlement agreement and occurred on May 12, 2005. The underwriters exercised their over-allotment option, and we used the additional proceeds to purchase 337,500 additional shares from each of the Estate and Mr. Furman on May 12, 2005. Following the completion of the equity offering and our purchase of shares from the Estate and Mr. Furman, the Estate owns 413,833 shares and Mr. Furman owns 2,080,500 shares of our common stock. Each of the Estate and Mr. Furman waived the applicability of the right of first refusal provisions in the Stockholders’ Agreement between them with respect to our purchase of shares pursuant to the stock purchase agreement. See “Management — Stockholders’ Agreement.”
      The Estate and Mr. Furman remain subject to some limitations on sales of any shares of our common stock that they continue to own. Each of the Estate and Mr. Furman agreed to a 90-day lockup on any shares of our common stock held by them (excluding the shares purchased by the Company with the net proceeds of the equity offering). Sales of shares by the Estate are subject to a new right of first refusal agreement (which replaced the right of first refusal in the Stockholders’ Agreement) in favor of us and Mr. Furman. The Stockholders’ Agreement and the right of first refusal therein terminated upon the closing of the purchase of shares from the Estate and Mr. Furman on May 12, 2005. See “Management — Stockholders’ Agreement.”
      The settlement agreement provided that we would not purchase or offer to purchase additional shares from Mr. Furman unless we also concurrently offered to purchase the same number of shares from the Estate (or, if less, the remaining shares held by the Estate) upon the same terms and conditions and at the same price per share. We also have agreed that we will not file a registration statement covering the sale of shares by Mr. Furman prior to the earliest of (1) the first anniversary of the completion of the equity offering, (2) 60 days after the date upon which the Estate owns less than 500,000 shares of our common stock, or (3) the date upon which Mr. Furman ceases to serve as both an officer and, if applicable, our Chairman (other than in a non-executive capacity).
      As indicated above, we agreed to pay a financial advisor to the Estate a fee equal to 0.3% of the aggregate proceeds of the equity offering (including the underwriters’ overallotment option) as partial reimbursement of the Estate for the fee payable by the Estate to its financial advisor.
      The foregoing description is a summary of the material provisions of the settlement and is qualified in its entirety by reference to the settlement agreement and the form of other agreements attached as exhibits to our Current Report on Form 8-K filed with the SEC on April 21, 2005.
Reorganization of Subsidiaries.
      On or prior to August 31, 2005, we expect to change the status of some of our subsidiaries from corporations to limited liability companies. Autostack Corporation, Gunderson, Inc., Gunderson Marine, Inc., Gunderson Rail Services, Inc., Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., each of which is a subsidiary guarantor, are expected to be converted into limited liability companies. Each limited liability company would assume all of the existing assets and obligations of the respective corporation, including the guarantee of the notes.

USE OF PROCEEDS
      We will not receive any proceeds from the exchange offer. In consideration for the exchange notes, we will receive the original notes of like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered for the exchange notes will be retired and canceled. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.
      On May 11, 2005, we issued and sold the original notes. We used the net proceeds from that offering, which after discounts to the initial purchasers and other transaction fees and expenses paid by us, approximated $170.6 million, to pay off certain of our existing term debt, to pay off certain of our revolving credit facilities and for general corporate purposes including short-term investments pending use for general corporate purposes.
      We used approximately $58.6 million of the proceeds to pay off certain of our existing term debt and pay prepayment penalties and other fees associated with the repayment of these loans. As part of such $58.6 million of payments, we paid approximately $46.4 million outstanding on all of our equipment loans, comprised of a loan with Export Development Corporation that bore interest at an effective rate of 5.69% with a maturity date of March 19, 2013, and three tranches of notes under our note agreement with The Prudential Insurance Company of America and Pruco Life Insurance Company with maturity dates of June 14, 2006. Two of these tranches bore interest at an effective rate of 9.46%, and the other tranche bore interest at an effective rate of 6.48%. We also paid off a $9.4 million outstanding term loan with Key Bank National Association, which bore interest at an effective rate of 7.35% and had a maturity date of August 1, 2008.
      We also used approximately $56.4 million of the proceeds to paid off our North American revolving credit facilities. Borrowings under those revolving credit facilities bore interest at rates based upon varying index rates and ranged from 4.5% to 6.5% per annum as of May 11, 2005.

CAPITALIZATION
      The following table summarizes our cash and capitalization as of May 31, 2005.
      The table should be read in conjunction with “Recent Developments,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference into this prospectus.

May 31, 2005

(in thousands)
Cash	$67,288

Debt:
Revolving notes	$16,443
Term loans	40,739
Subordinated notes	9,785
Senior notes	175,000

Total debt	$241,967
Stockholders’ equity:
Common stock ($.001 par value)	$15
Preferred stock ($.001 par value)	—
Additional paid in capital	60,761
Retained earnings	104,598
Accumulated other comprehensive loss	(2,380)

Total stockholders’ equity	162,994

Total capitalization	$404,961

SELECTED CONSOLIDATED FINANCIAL DATA
      Our selected consolidated financial data as of and for the years ended August 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. Our selected consolidated financial data as of and for the nine months ended May 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements. Our consolidated financial statements as of August 31, 2003 and 2004 and May 31, 2004 and 2005 and for the years ended August 31, 2002, 2003 and 2004 and for the nine months ended May 31, 2004 and 2005 and the related notes are incorporated by reference into this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are normal recurring adjustments (except for special charges) that, in the opinion of our management, are necessary for a fair presentation of the financial position and operating results for the periods indicated. Our interim results are not necessarily indicative of our operating results for the entire year nor are our historical results necessarily indicative of our operating results to be expected in the future.
      The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and with our financial statements and the related notes incorporated by reference into this prospectus.

							Nine Months Ended
	Year Ended August 31,						May 31,

	2000	2001	2002	2003	2004		2004	2005(1)

	(In thousands, except per share, unit and percentage data)
Statement of Operations Data:
Revenue
Manufacturing	$528,240	$513,012	$295,074	$461,882	$653,234		$473,164	$700,295
Leasing & services	91,189	80,986	72,250	70,443	76,217		53,888	58,701

Total Revenue	619,429	593,998	367,324	532,325	729,451		527,052	758,996
Cost of revenue
Manufacturing	466,348	470,376	278,007	424,378	595,026		432,857	642,149
Leasing & services	46,711	43,295	44,694	43,609	42,241		31,542	30,512

Total cost of revenue	513,059	513,671	322,701	467,987	637,267		464,399	672,661

Margin	106,370	80,327	44,623	64,338	92,184		62,653	86,335
Other costs
Selling and administrative	54,202	49,547	39,053	39,962	48,288		33,336	41,392
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468		8,136	9,639
Special charges	—	—	33,802 (2)	—	1,234	(3)	1,234 (3)	2,913 (4)

Total other costs	75,367	71,804	91,853	53,580	60,990		42,706	53,944
Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	31,003	8,523	(47,230)	10,758	31,194		19,947	32,391
Income tax benefit (expense)	(16,053)	(6,806)	23,587	(4,543)	(9,119)		(5,446)	(12,833)

Earnings (loss) before minority interest and equity in unconsolidated subsidiaries	14,950	1,717	(23,643)	6,215	22,075		14,501	19,558
Minority interest	(1,650)	43	127	—	—		—	—
Equity in earnings (loss) of unconsolidated subsidiaries	1,054	(641)	(2,578)	(1,898)	(2,036)		(1,734)	(322)

Earnings (loss) from continuing operations	14,354	1,119	(26,094)	4,317	20,039		12,767	19,236
Earnings from discontinued operations (net of tax)	—	—	—	—	739	(5)	—	—

Net earnings (loss)	$14,354	$1,119	$(26,094)	$4,317	$20,778		$12,767	$19,236

						Nine Months Ended
	Year Ended August 31,					May 31,

	2000	2001	2002	2003	2004	2004	2005(1)

	(In thousands, except per share, unit and percentage data)
Basic earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.31	$1.38	$0.88	$1.29
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.31	$1.43	$0.88	$1.29
Diluted earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.30	$1.32	$0.84	$1.24
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.30	$1.37	$0.84	$1.24
Weighted average common shares outstanding
Basic	14,227	14,151	14,121	14,138	14,569	14,500	14,957
Diluted	14,241	14,170	14,121	14,325	15,199	15,111	15,564
Cash dividends paid per share	$0.36	$0.36	$0.06	$0.00	$0.06	$0.06	$0.08
Other Operating Data:
New railcar units delivered(6)	8,100	8,600	4,100	6,500	10,800	7,800	9,900
New railcar units backlog(6)	7,800	3,700	5,200	10,700	13,100	9,700	11,500
Estimated value of new railcar backlog	$440,000	$200,000	$280,000	$580,000	$760,000	$600,000	$650,000
Lease fleet:
Units managed	20,488	26,306	35,562	114,701	122,676	121,597	127,514
Units owned	16,735	16,319	14,317	12,015	10,683	11,435	10,230
Percent utilized (owned units)	93%	93%	94%	97%	97%	98%	97%
Cash Flow Data:
Depreciation and amortization:
Manufacturing	$9,847	$12,631	$13,903	$9,081	$9,399	$6,982	$8,823
Leasing & services	10,509	9,765	9,594	9,630	11,441	8,547	8,017

Total	$20,356	$22,396	$23,497	$18,711	$20,840	$15,529	$16,840

Capital expenditures:
Manufacturing	$19,476	$10,761	$4,294	$7,390	$7,161	$3,477	$10,203
Leasing & services	74,515	62,575	18,365	4,505	35,798	29,800	39,275

Total	$93,991	$73,336	$22,659	$11,895	$42,959	$33,277	$49,478

Reconciliation of EBITDA from net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(28,289)	$41,416	$22,638	$28,339	$(14,055)	$(33,495)	$(44,315)
Changes in working capital	68,703	(19,500)	(8,232)	(1,631)	67,884	65,794	77,269
Special charges	—	—	(33,802)	—	(1,234)	(1,234)	2,913
Deferred income taxes	(7,604)	(1,682)	13,097	(2,304)	(9,472)	(2,046)	(679)
Gain on sales of equipment	4,527	1,390	910	454	629	236	4,300
Other	(2,627)	1,891	2,792	(1,830)	(2,873)	(959)	(499)
Income tax expense	16,053	6,806	(23,587)	4,543	9,119	5,446	12,833
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468	8,136	9,639

EBITDA(7)	$71,928	$52,578	$(7,186)	$41,189	$61,466	$41,878	$61,461

Ratio of earnings to fixed charges(8)	2.21	1.29	(0.86)	1.52	2.84	2.54	3.51

						Nine Months Ended
	Year Ended August 31,					May 31,

	2000	2001	2002	2003	2004	2004	2005(1)

	(In thousands, except per share, unit and percentage data)
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$12,819	$77,205	$67,596	$77,298	$12,110	$13,793	$67,288
Accounts and notes receivable	66,150	50,555	54,778	80,197	120,007	111,762	125,135
Inventory	127,484	94,581	96,173	105,652	113,122	91,667	179,458
Leased equipment(9)	246,854	253,702	221,867	181,162	183,502	187,968	186,861
Total assets	584,109	606,180	527,446	538,948	508,753	486,027	654,893
Revolving notes	13,019	32,986	25,820	21,317	8,947	24,362	16,443
Accounts payable and accrued liabilities	141,311	113,423	116,609	150,874	178,550	153,818	194,194
Notes payable	159,363	177,575	144,131	117,989	97,513	102,429	215,739
Subordinated debt	37,748	37,491	27,069	20,921	14,942	15,966	9,785
Total debt(10)	210,130	248,052	197,020	160,227	121,402	142,757	241,967
Stockholders’ equity	$141,615	$134,109	$103,139	$111,142	$139,289	$128,684	$162,994

(1)	The Mexican operation, previously accounted for under the equity method, is consolidated for financial reporting purposes beginning in December 2004 upon our acquisition of our partner’s interest in the joint venture.

(2)	Consists of the $3.0 million for severance costs associated with North America operations and legal professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million pre-tax impairment write-down of European railcar designs and patents and $13.7 million adjustment of European assets to net realizable value.

(3)	Consists of $7.5 million write-off of the remaining balance of European railcar designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European railcar designs and patents.

(4)	Consists of debt prepayment penalties and costs associated with settlement of interest rate swap agreements.

(5)	Relates to a reduction in loss contingency associated with the settlement of litigation relating to the logistics business that was discontinued in 1998. See Note 3 to our 2004 Consolidated Financial Statements.

(6)	New railcar delivery and backlog information includes subcontracted production and our Mexico facility that until our December 2004 acquisition of our partner’s interest was a joint venture that was accounted for by the equity method.

(7)	EBITDA is not a financial measure under United States generally accepted accounting principles, or GAAP. We define EBITDA as earnings from continuing operations before interest and foreign exchange, income taxes, depreciation and amortization. We consider net cash provided by (used in) operating activities to be the most directly comparable GAAP financial measure. EBITDA is a liquidity measurement tool commonly used by rail supply companies and we use EBITDA in that fashion. You should not consider EBITDA in isolation or as a substitute for cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented in this prospectus may differ from and may not be comparable to similarly titled measures used by other companies.

(8)	The ratio of earnings to fixed charges is computed by dividing earnings before fixed charges by fixed charges. Earnings before fixed charges consist of earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expensed, amortization of debt issuance costs and the portion of rental expense which we believe is representative of the interest component of lease expense. For the year ended August 31, 2002, there was a deficiency of earnings to fixed charges of $47.2 million.

(9)	Includes investment in direct finance leases and equipment on operating leases.

(10)	Consists of revolving notes, notes payable and subordinated debt.

THE EXCHANGE OFFER
Terms of the Exchange Offer
      As of the date of this prospectus, $175.0 million aggregate principal amount of the original notes is outstanding. This prospectus, together with the letter of transmittal, is being sent to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under “— Conditions to the Exchange Offer.”
      Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. Original notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000.
      As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on September 14, 2005. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extend the exchange offer. We reserve the right to extend the period of time during which the exchange offer is open. If the exchange offer period is extended, we would give notice of the extension to the holders of original notes by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.
      We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “— Conditions to the Exchange Offer.” We will give notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as described above. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the noteholders have at least five business days to tender or withdraw.
      Our acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.
Procedures for Tendering
      Except as described below, a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to U.S. Bank National Association at the address listed below under the heading “— Exchange Agent”; or

•	if original notes are tendered in accordance with the book-entry procedures listed below, the tendering holder must transmit an agent’s message to the exchange agent at the address listed below under the heading “— Exchange Agent.”
      In addition:

•	the exchange agent must receive, on or before the expiration date, certificates for the original notes or a timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at the Depository Trust Company, the book-entry transfer facility; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The Depository Trust Company will be referred to as DTC in this prospectus.
      The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.
      The method of delivery of original notes, letters of transmittal and all other required documents is at your election and risk. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent. You should not send any letter of transmittal, original notes or other related documentation to us.
      If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender original notes, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”
      If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution — including most banks, savings and loan associations and brokerage houses — that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program.
      We will determine in our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.
      We reserve the right to reject any particular original note not properly tendered or which acceptance of might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.
      If the letter of transmittal is signed by a person other than the registered holder of original notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The original notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the original notes must be signed exactly as the name of any registered holder appears on the original notes.
      If the letter of transmittal or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

      By tendering, each holder will represent to us that, among other things,

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder, and

•	neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes.
      In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.
      If any holder or other person is an “affiliate” of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”
Acceptance of Original Notes for Exchange; Delivery of Exchange Notes
      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and not withdrawn. We will issue the exchange notes promptly after acceptance of the original notes. See “— Conditions to the Exchange Offer” below. For purposes of the exchange offer, we will deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.
      The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes, or if no interest has been paid on the original notes, from the date of issue of the original notes. Holders whose original notes are accepted for exchange will receive interest, as interest on the exchange notes, accrued from the date of issue of the original notes and will be deemed to have waived the right to receive interest accrued on the original notes.
      Unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes. In the case of original notes tendered by book-entry transfer in accordance with the book-entry procedures described below, the non-exchanged original notes will be credited to an account maintained with the book-entry transfer facility as promptly as practicable after the expiration or termination of the exchange offer.
Book-Entry Transfer
      The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer promptly after commencement of the exchange offer. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

(1)	be transmitted to and received by the exchange agent at the address listed below under “— Exchange Agent” on or prior to the expiration date; or

(2)	comply with the guaranteed delivery procedures described below.
Guaranteed Delivery Procedures
      If a registered holder of original notes desires to tender the original notes, and the original notes are not immediately available, or time will not permit the holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent received from an eligible institution a notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery,

(1)	stating the name and address of the holder of original notes and the amount of original notes tendered,

(2)	stating that the tender is being made and

(3)	guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.
Withdrawal Rights
      Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.
      For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated below under “— Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of the original notes;

•	contain a statement that the holder is withdrawing its election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender; and

•	specify the name in which the original notes are registered, if different from that of the depositor.

      If certificates for original notes have been delivered or otherwise identified to the exchange agent, then prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless this holder is an eligible institution. If original notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly re-tendered. Properly withdrawn original notes may be re-tendered by following the procedures described under “— Procedures for Tendering” above at any time on or before 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we shall not be required to accept original notes for exchange, or to issue exchange notes in exchange for any original notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the original notes for exchange or the issuance of the exchange notes for the original notes:

•	there has been instituted any proceeding seeking to restrain or prohibit the making or completion of the exchange offer, or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer; or

•	any action shall have been taken, proposed or threatened by any governmental authority, domestic or foreign, that in our sole judgment might directly or indirectly result in any of such consequences or, in our sole judgment, might result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretations of the SEC staff referred to in this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer; or

•	there shall have occurred:

•	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

•	any limitation by a governmental authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer; or

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

•	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, shall have occurred or be threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we shall have become aware of facts that have or may have an adverse impact on the value of the original notes or the exchange notes; which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

      These conditions to the exchange offer are to our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part in our sole discretion. If we do so, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.
      In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if at that time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.
Exchange Agent
      We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:
      Delivery To: U.S. Bank National Association, Exchange Agent

By Hand Before 4:30 p.m.:	By Registered or Certified Mail:
U.S. Bank National Association	U.S. Bank National Association
100 Wall Street, Suite 1600	100 Wall Street, Suite 1600
New York, NY 10005	New York, NY 10005
Attention: Bond Drop Window

By Hand or Overnight Delivery after
4:30 p.m. on the Expiration Date:
U.S. Bank National Association
Specialized Finance
60 Livingston Avenue, Bond Drop Window
St. Paul, MN 55107
For Information Call: (651) 495-3511	By Facsimile Transmission (for Eligible Institutions only): (651) 495-8158 Attention: Customer Service Confirm by Telephone: 1-800-934-6802
      If you deliver the letter of transmittal to an address other than the address indicated above or transmit instructions via facsimile other than to the facsimile number indicated, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.
Fees and Expenses
      We will not make any payment to brokers, dealers, or others for soliciting acceptances of the exchange offer. The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses will include reasonable and customary fees and out-of-pocket expenses of the exchange agent and reasonable out-of-pocket expenses incurred by brokerage houses and other fiduciaries in forwarding materials to beneficial holders in connection with the exchange offer.
Accounting Treatment
      We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

Transfer Taxes
      Holders who tender their original notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.
Consequences of Exchanging or Failing to Exchange Original Notes
      Holders of original notes who do not exchange their original notes for exchange notes in the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes as described in the legend on the original notes. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register original notes under the Securities Act.
      Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for original notes may be offered for resale, resold or otherwise transferred by holders of the original notes, other than any holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, as long as the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes. However, the SEC has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer as in the other circumstances.
      Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, that holder could not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that the original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993) and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      See “Plan of Distribution.”
      In addition, to comply with state securities laws, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the exchange notes to “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of exchange notes in any state where an exemption from registration or qualification is required and not available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis was contained in our Quarterly Report on Form 10-Q for the three months ended May 31, 2005 and our Annual Report on Form 10-K for the year ended August 31, 2004. Such information is presented in this prospectus for convenience of reference and has not been substantively updated since the date of each document. The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data,” “Risk Factors,” “Forward-Looking Statements” and our consolidated financial statements and related notes, included or incorporated by reference into this prospectus.
Executive Summary
      We currently have two primary business segments: manufacturing and leasing & services. These two business segments are operationally integrated. With operations in the United States, Canada, Mexico and Europe the manufacturing segment produces double-stack intermodal railcars, conventional railcars, tank cars, marine vessels and performs railcar repair, refurbishment and maintenance activities. We produce rail castings through an unconsolidated joint venture and also manufacture new freight cars through the use of unaffiliated subcontractors. At May 31, 2005, the leasing & services segment owned approximately 10,200 railcars and provided management services for approximately 127,500 railcars for railroads, shippers, carriers, and other leasing and transportation companies. Segment performance is evaluated based on margins.
      In 2004, we benefited from the continued economic recovery and growth in demand for railroad freight cars. Improvements in the North American economy have created increased rail traffic, which combined with the aging of the industry’s railcar fleet, has resulted in an increased demand for railcars.
      Prices for steel, the primary component of railcars and barges, rose sharply in 2004 and were volatile as a result of increased costs of raw materials, strong demand, limited availability of scrap metal for steel processing and reduced capacity. Availability of scrap metal was further limited by exports to China. As a result, steel providers began charging scrap surcharges. In addition, the price and availability of other railcar components, which are a product of steel, were adversely affected by the steel issues. A portion of the sales agreements for railcars in backlog at August 31, 2004 were fixed price contracts which did not contain escalation clauses in the event of increased prices for steel or other component parts. In January 2004, we initiated a plan to aggressively manage steel and scrap surcharge issues with customers and suppliers through negotiation and pass-through of costs where possible.
      Our manufacturing backlog of railcars for sale and lease as of May 31, 2005 was approximately 11,500 railcars with an estimated value of $650.0 million compared to 9,700 railcars valued at $600.0 million as of May 31, 2004. Substantially all our current backlog was priced to cover anticipated material price increases and surcharges. As these sales price increases are an anticipated pass-through of vendor material price increases and surcharges, they are not necessarily indicative of increased margins on future production. There is still risk that material prices could increase beyond amounts included in our sale contracts which would adversely impact margins in our backlog. Although the North American railcar market has recently improved, the European market is experiencing a decline in demand for railcars.
      The available supply of rail castings to the industry continues to be adversely affected as a result of reorganization and consolidation of domestic suppliers. Our investment in a joint venture that operates castings production facilities has helped us maintain production despite industry-wide casting shortages. Shortages of other railcar components such as wheels, axles and couplers may impact production at our new railcar and refurbishment facilities.
      In September 1998 we entered into a joint venture with Bombardier Transportation (Bombardier) to build railroad freight cars at a portion of Bombardier’s existing manufacturing facility in Sahagun, Mexico. Each party held a 50% non-controlling interest in the joint venture. In December 2004, we acquired Bombardier’s interest for $9.0 million payable over five years. We lease a portion of the plant from Bombardier and have entered into a service agreement under which Bombardier provides labor and manufacturing support. The

Mexican operations, previously accounted for under the equity method, are consolidated for financial reporting purposes beginning in December 2004.
      On July 26, 2004, Alan James, a member of our board of directors, filed an action in the Court of Chancery of the State of Delaware against us and all of our directors serving on July 26, 2004, other than Mr. James. On December 16, 2004, we filed with the Securities and Exchange Commission a Current Report on Form 8-K detailing additional allegations and concerns which had been expressed by Mr. James. Mr. James passed away on January 28, 2005. On April 20, 2005, all of the estate’s litigation claims and allegations against us were dismissed with prejudice.
      On May 11, 2005, we issued 5,175,000 shares of our common stock at a price of $26.50 per share, less underwriting commissions, discounts and expenses. Proceeds were used to purchase 3,504,167 shares from the Estate of Alan James, a former member of the board of directors, and 1,837,500 shares from William Furman, President and Chief Executive Officer. After the offering, the Estate of Alan James owned 2.8% and William Furman owned 13.9% of our outstanding common stock.
      On May 11, 2005, we issued, through a private placement, $175 million aggregate principal amount of 8 3/8% senior unsecured notes due 2015. Payment on the notes is guaranteed by certain of our domestic subsidiaries. Interest will be paid semiannually in arrears commencing November 15, 2005. Portions of the proceeds from the notes were used to pay off certain outstanding revolving notes and notes payable.
Critical Accounting Policies
      The preparation of financial statements in accordance with generally accepted accounting principles requires judgment on the part of management to arrive at estimates and assumptions on matters that are inherently uncertain. These estimates may affect the amounts of assets, liabilities, revenues and expenses reported in a given period. Estimates and assumptions are periodically evaluated and may be adjusted in future periods.
      Impairment of long-lived assets — When changes in circumstances indicate the carrying amount of certain long-lived assets may not be recoverable, the assets will be evaluated for impairment. If the forecast undiscounted future cash flows are less than the carrying amount of the assets, an impairment charge to reduce the carrying value of the assets to fair value will be recognized.
      Income taxes — For financial reporting purposes, income tax expense is estimated based on planned tax return filings. The amounts anticipated to be reported in those filings may change between the time the financial statements are prepared and the time the tax returns are filed. Further, because tax filings are subject to review by taxing authorities, there is also the risk that a position taken on a tax return may be challenged by a taxing authority. If the taxing authority is successful in asserting a position different than that taken by us, differences in tax expense or between current and deferred tax items may arise in future periods. Such differences, which could have a material impact on our financial statements, would be reflected in the financial statements when management considers them probable of occurring and the amount reasonably estimable. Valuation allowances reduce deferred assets to an amount that will more likely than not be realized. Management’s estimates of the realization of deferred tax assets is based on the information available at the time the financial statements are prepared and may include estimates of future income and other assumptions that are inherently uncertain.
      Maintenance obligations — We are responsible for maintenance on a portion of the managed and owned lease fleet under the terms of maintenance obligations defined in the underlying lease or management agreement. The estimated maintenance liability is based on maintenance histories for each type and age of railcar. These estimates involve judgment as to the future costs of repairs and the types and timing of repairs needed over the lease term. As we cannot predict with certainty the prices, timing and volume of maintenance needed in the future on railcars under long-term leases, this estimate is uncertain and could be materially different from maintenance requirements. The liability is periodically reviewed and updated based on maintenance trends and known future repair or refurbishment requirements. Historically, we have not had material adjustments to these estimates as they are reviewed frequently and cover long-term contracts.

However, these adjustments could be material in the future due to the inability to predict future maintenance requirements.
      Warranty accruals — Warranty costs are estimated and charged to operations to cover a defined warranty period. The estimated warranty cost is based on historical warranty claims for each particular product type. For new product types without a warranty history, preliminary estimates are based on historical information for similar product types.
      These estimates are inherently uncertain as they are based on historical data for existing products and judgment for new products. If warranty claims are made in the current period for issues that have not historically been the subject of warranty claims and were not taken into consideration in establishing the accrual or if claims for issues already considered in establishing the accrual exceed expectations, warranty expense may exceed the accrual for that particular product. Conversely, there is the possibility that claims may be lower than estimates. The warranty accrual is periodically reviewed and updated based on warranty trends. In aggregate, warranty costs have not been materially different from the estimates. However, as we cannot predict future claims, the potential exists for the difference to be material.
      Contingent rental assistance — We have entered into contingent rental assistance agreements on certain railcars, subject to leases, that have been sold to third parties. These agreements guarantee the purchasers a minimum lease rental, subject to a maximum defined rental assistance amount, over remaining periods that range from one to seven years. A liability is established when management believes that it is probable that a rental shortfall will occur and the amount can be estimated.
      Revenue recognition — Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.
      Railcars are generally manufactured, repaired or refurbished under firm orders from third parties, and revenue is recognized when the cars are completed, accepted by an unaffiliated customer and contractual contingencies removed. We may also manufacture railcars prior to receipt of firm orders, build railcars under lease which are then sold to a third-party leasing company and may also build railcars for our own lease fleet. Railcars produced in a given period may be delivered in subsequent periods, delaying revenue recognition. Revenue does not include sales of new railcars to, or refurbishment services performed for, the leasing & services segment since intercompany transactions are eliminated in preparing the Consolidated Financial Statements. The margin generated from such sales or refurbishment activity is realized by the leasing & services segment over the related life of the asset or upon sale of the equipment to a third party.
      Marine revenues are either recognized on the percentage of completion method during the construction period or completed contract method based on the terms of the contract. Direct finance lease revenue is recognized over the lease term in a manner that produces a constant rate of return on the net investment in the lease. Operating lease revenue is recognized as earned under the lease terms. Certain leases are operated under car hire arrangements whereby revenue is earned based on utilization, car hire rates and terms specified in the lease agreement. Car hire revenue is reported from a third-party source two months in arrears; however, such revenue is accrued in the month earned based on estimates of use from historical activity and is adjusted to actual mileage earned as reported. Such adjustments have not significantly differed from the estimates.
Results of Operations
Nine Months Ended May 31, 2005 Compared to Nine Months Ended May 31, 2004
Overview
      Total revenues for the nine months ended May 31, 2005 were $759.0 million, an increase of $231.9 million from revenues of $527.1 million for the nine months ended May 31, 2004. Net earnings were $19.2 million and $12.8 million for the nine months ended May 31, 2005 and 2004.

      Our purchase on December 1, 2004 of Bombardier’s equity interest in the railcar manufacturing joint venture in Mexico brought our ownership percentage to 100%. As a result, the financial results of the subsidiary, formerly accounted for under the equity method, are consolidated beginning December 1, 2004.
Manufacturing Segment
      Manufacturing revenue for the nine months ended May 31, 2005 was $700.3 million compared to $473.2 million in the corresponding prior period, an increase of $227.1 million, or 48.0%. The increase is due to higher new railcar revenue of $176.3 million, a $10.3 million increase in marine revenue associated with the timing of revenue recognition, a $20.1 million improvement in repair and refurbishment activities and $20.4 million associated with differences in foreign currency translation rates between periods. The $176.3 million increase in railcar revenue is comprised of $91.1 million from higher deliveries and price increases and $85.2 million in revenue from our Mexican subsidiary which was accounted for under the equity method in the prior comparable period. New railcar deliveries were approximately 9,900 in the current period compared to 7,800 in the prior comparable period.
      Manufacturing margin percentage for the nine months ended May 31, 2005 was 8.3% compared to 8.5% for the nine months ended May 31, 2004. As sales prices and costs increase by the same amount to cover surcharges, margins as a percentage of revenue decline. The realized benefits of higher margin railcar types and production efficiencies in the current period were somewhat offset by production issues in Europe, higher material costs on certain contracts produced in the first half of the year that did not contain escalation clauses to cover scrap surcharges and lower margin from the Mexican operation due to temporary production issues that occurred in the second quarter. The prior period margins were negatively impacted by costs to repair certain defective parts provided by third party vendors.
Leasing & Services Segment
      Leasing & services revenue increased $4.8 million, or 8.9%, to $58.7 million for the nine months ended May 31, 2005 compared to $53.9 million for the nine months ended May 31, 2004. The increase is primarily a result of gains on the sale of equipment from the lease fleet of $4.3 million in the current period compared to $0.2 million in the prior comparable period, additional management fees resulting from performance incentives earned on certain management contracts, partially offset by a decline in finance lease revenue upon lease maturation.
      Leasing & services operating margin percentage increased to 48.0% for the nine months ended May 31, 2005 from 41.5% for the nine months ended May 31, 2004. The increase was primarily a result of gains on sales from the lease fleet and rate adjustments due to increased utilization on certain management contracts.
Other Costs
      Selling and administrative expense was $41.4 million for the nine months ended May 31, 2005 compared to $33.3 million for the comparable prior period, an increase of $8.1 million, or 24.3%. The increase in expense is primarily the result of a $5.0 million increase in employee-related costs, higher professional fees of $2.3 million associated with litigation, strategic initiatives and compliance with Sarbanes-Oxley legislation and the inclusion of $0.8 million in expenses from our Mexican operation that was accounted for under the equity method in the prior comparable period. Current period costs include $2.5 million in legal and professional fees associated with the resolution of and responses to litigation and allegations made by Alan James, a former member of the board of directors.
      Interest expense and foreign exchange increased $1.5 million to $9.6 million for the nine months ended May 31, 2004, compared to $8.1 million in the prior comparable period. Prior period results include foreign exchange gains of $0.7 million compared to foreign exchange losses of $0.7 million in the nine months ended May 31, 2005. Interest increased $0.1 million as a result of increased borrowings.
      The nine months ended May 31, 2005 include special charges of $2.9 million consisting of debt prepayment penalties and costs associated with settlement of interest rate swap agreements on certain debt that was refinanced with senior unsecured notes. The nine months ended May 31, 2004 include special charges totaling $1.2 million which consist of a $7.5 million write-off of the remaining balance of European designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration regarding the acquisition of European designs and patents.
Income Tax
      Income tax for the nine months ended May 31, 2005 and 2004 represents a tax rate of 42.0% on United States operations and varying tax rates on foreign operations. The effective tax rate for the nine months ended May 31, 2005 and 2004 was 39.6% and 27.3%. The fluctuations in effective tax rate are due to the geographical mix of pre-tax earnings and losses. In addition, special charges in the nine months ended May 31, 2004 include a $6.3 million non-taxable purchase price adjustment relating to the purchase of European designs and patents.
Equity in Loss of Unconsolidated Subsidiaries
      Equity in loss of unconsolidated subsidiaries was $0.3 million for the nine months ended May 31, 2005 compared to $1.7 million for the nine months ended May 31, 2004. Equity in earnings of the castings joint venture was $0.3 million for the nine months ended May 31, 2005 compared to a loss of $1.1 million in the prior comparable period. The loss in the prior period was primarily due to start-up costs and temporary plant shutdowns associated with equipment issues at the castings joint venture which began operation in September 2003.
      The Mexican railcar manufacturing joint venture contributed approximately $0.6 million of the loss for the nine months ended May 31, 2005 and 2004. As a result of the buyout of our joint venture partner’s interest in the venture, the financial results of the entity were consolidated beginning on December 1, 2004. Accordingly, the nine months ended May 31, 2005 only include results through November 30, 2004.
Liquidity and Capital Resources
      We have been financed through cash generated from operations and borrowings. At May 31, 2005, cash and cash equivalents increased $55.2 million to $67.3 million from $12.1 million at August 31, 2004.
      Cash used in operations for the nine months ended May 31, 2005 was $44.3 million compared to $33.5 million in the prior comparable period. Usage during the nine months ended May 31, 2005 was primarily related to a $16.8 million participation payment under an agreement with Union Pacific Railroad and a change in timing of working capital needs including increased accounts receivable as a result of current production for a customer with longer payment terms and a $21.4 million receivable from the sale of railcars held for sale.
      Inventories increased $66.3 million from August 31, 2004 levels primarily as a result of $33.8 million associated with the consolidation of Mexican operations previously accounted for under the equity method and the addition of $31.6 million in railcars held for sale or refurbishment that will be sold to third parties in the normal course of business.
      Cash used in investing activities was $12.8 million for the nine months ended May 31, 2005 compared to $15.9 for the prior comparable period. Cash utilization in the nine months ended May 31, 2005 was primarily for capital expenditures, offset partially by proceeds from sale of equipment of $23.1 million and $8.4 million of net cash acquired in the acquisition of the remaining joint venture interest in Mexico.
      Capital expenditures totaled $49.5 million and $33.3 million for the nine months ended May 31, 2005 and 2004. Of these capital expenditures, approximately $39.3 million and $29.8 million were attributable to leasing & services operations. Leasing & services capital expenditures for 2005 are expected to be approximately $67.0 million. Capital expenditures have increased as we replace the maturing direct finance lease portfolio. We regularly sell assets from our lease fleet, some of which may have been purchased within the current year and included in capital expenditures.

      Approximately $10.2 million and $3.5 million of capital expenditures for the nine months ended May 31, 2005 and 2004 were attributable to manufacturing operations. Capital expenditures for manufacturing additions are expected to be approximately $19.0 million in 2005.
      Cash provided by financing activities was $111.0 million for the nine months ended May 31, 2005 compared to cash used in financing activities of $16.7 million for the nine months ended May 31, 2004. The nine months ended May 31, 2005 include proceeds from borrowings of $175.0 million, offset by debt paydowns of $71.5 million.
      All amounts originating in foreign currency have been translated at the May 31, 2005 exchange rate for the purpose of the following discussion. Credit facilities aggregated $134.8 million as of May 31, 2005. Available borrowings under the credit facilities are principally based upon defined levels of receivables, inventory and leased equipment, which at May 31, 2005 levels would provide for maximum borrowing of $134.8 million, of which $16.4 million is outstanding. A $60.0 million revolving line of credit is available through January 2006 to provide working capital and interim financing of equipment for the leasing & services operations in North America. A $35.0 million line of credit to be used for working capital is available through March 2006 for United States manufacturing operations. A $19.9 million line of credit is available through October 2005 for working capital for Canadian manufacturing operations. Lines of credit totaling $19.8 million are available principally through June 2006 for European operations. Advances under the lines of credit bear interest at rates that vary depending on the type of borrowing and certain defined ratios. At May 31, 2005, there were no borrowings outstanding under the United States manufacturing and leasing & services lines and the Canadian manufacturing line. The European manufacturing line had $16.4 million outstanding.
      Subsequent to May 31, 2005, we replaced our three North American revolving credit facilities with a senior secured credit facility for approximately $150.0 million. This facility consists of a five-year, $125.0 million revolving line of credit for domestic operations and a CDN$30.0 million revolving line of credit for Canadian operations. Available borrowings are based on defined levels of inventory, receivables, leased equipment and property, plant and equipment. Advances bear interest at rates that depend on the type of borrowing and the ratio of debt to total capitalization, as defined.
      In accordance with customary business practices in Europe, we have $20.1 million in bank and third party performance, advance payment and warranty guarantee facilities, all of which has been utilized as of May 31, 2005. To date no amounts have been drawn under these performance, advance payment and warranty guarantees.
      We have advanced $2.3 million in long term advances to an unconsolidated subsidiary which are secured by accounts receivable and inventory. We have also guaranteed $3.1 million of this subsidiary’s third party debt.
      We have outstanding letters of credit aggregating $1.8 million associated with materials purchases and facilities leases.
      A dividend of $.08 per common share was declared in June 2005. Dividends of $.06 per common share have been paid quarterly from the fourth quarter of 2004 through the second quarter of 2005.
      Foreign operations give rise to risks from changes in foreign currency exchange rates. We utilize foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty non-performance.
      We expect existing funds and cash generated from operations, together with borrowings under credit facilities and long-term financing, to be sufficient to fund dividends, working capital needs, planned capital expenditures and expected debt repayments for the foreseeable future.

Year Ended August 31, 2004 Compared to Years Ended August 31, 2003 and 2002
Overview
      Total revenue was $729.5 million, $532.3 million and $367.3 million for the years ended August 31, 2004, 2003 and 2002. Earnings for 2004 and 2003 were $20.8 million or $1.37 per diluted common share and $4.3 million or $0.30 per diluted common share. Net loss for 2002 was $26.1 million or $1.85 per diluted common share.
Manufacturing Segment
      Manufacturing revenue includes new railcar, marine, refurbishment and maintenance activities. New railcar delivery and backlog information disclosed herein includes all facilities, including subcontracted production and the Mexico joint venture that is accounted for by the equity method.
      Manufacturing revenue was $653.2 million, $461.9 million and $295.1 million for the years ended 2004, 2003 and 2002. Railcar deliveries, which are the primary source of manufacturing revenue, were approximately 10,800 units in 2004 compared to 6,500 units in 2003 and 4,100 units in 2002. Deliveries in 2004, 2003 and 2002 include approximately 900, 400 and 400 units delivered from the Mexican joint venture accounted for under the equity method. Current year deliveries also include 600 units produced in the prior year for which revenue recognition had been deferred pending removal of contractual contingencies that were removed in 2004. Manufacturing revenue increased $191.3 million, or 41.4%, in 2004 from 2003 principally due to increased new railcar deliveries offset by units with a lower average sales value. Deliveries in 2004 consisted of 63% intermodal railcars and 37% conventional railcars compared to 48% intermodal railcars and 52% conventional railcars in 2003. Intermodal railcars generally have selling prices that average 65% to 75% of that of conventional railcars. Manufacturing revenue increased $166.8 million, or 56.5%, in 2003 from 2002 due to increased deliveries in response to improvements in the demand for railcars, obtaining certification on certain railcars which were produced in a prior period, slightly offset by a product mix with a lower average unit sales value.
      As of August 31, 2004, our backlog of new railcars to be manufactured for sale and lease was approximately 13,100 railcars with an estimated value of $760 million. Even with increasing production and deliveries, backlog has increased significantly over the prior year as the railcar market continues to recover. Backlog as of August 31, 2003 was 10,700 railcars with a value of $580 million.
      Manufacturing margin increased to 8.9% in 2004 from 8.1% in 2003 due to efficiencies associated with higher volumes and long production runs and an improved pricing environment, offset partially by steel price increases and steel scrap surcharges. The primary factors for the increase in margin from 5.8% in 2002 to 8.1% in 2003 were efficiencies associated with higher production rates, a favorable shift in product mix and lower depreciation and amortization, offset somewhat by costs related to production delays associated with a patent litigation. The factors influencing cost of revenue and gross margin in a given period include order size (which affects economies of plant utilization), production rates, product mix, changes in manufacturing costs, product pricing and currency exchange rates.
Leasing & Services Segment
      Leasing & services revenue was $76.2 million, $70.4 million and $72.3 million for the years ended 2004, 2003 and 2002. The increase in revenue in 2004 from 2003 was primarily the result of margin realized on the sale of new railcars produced by an unconsolidated subsidiary, growth of the operating lease portfolio, increased utilization of the lease fleet and reductions in rental assistance guarantees, offset partially by the effects of the maturation of the direct finance lease portfolio. The decrease in leasing & services revenue from 2002 to 2003 is due to a number of factors including maturation of the direct finance lease portfolio, increased pressure on lease renewal rates and a reduction of gains on sale of equipment from the lease fleet, offset partially by reductions of accruals for rental assistance guarantees and increased utilization of the car hire lease fleet.

      Pre-tax earnings realized on the disposition of leased equipment amounted to $0.6 million during 2004 compared to $0.5 million in 2003 and $0.9 million in 2002. Assets from our lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity.
      Approximately one-third of the owned equipment in the lease fleet was acquired through an agreement with Union Pacific, which contains a fixed price purchase option exercisable upon lease expiration. Union Pacific has notified us of their intention to exercise this option on all remaining railcars in this program. As these leases mature over the next three years through 2007, related leasing revenue will continue to decline. Revenue may be replaced by growth of the lease fleet and management services.
      Approximately one-third of leasing & services revenue is derived from “car hire” which is a fee that a railroad pays for the use of railcars owned by other railroads or third parties. There is some risk that car hire rates could be negotiated or arbitrated to lower levels in the future. This could reduce future car hire revenue. Car hire revenue amounted to $27.2 million, $24.3 million and $19.8 million in 2004, 2003 and 2002.
      Leasing & services margin, as a percentage of revenue, was 44.6% in 2004 compared to 38.1% in both 2003 and 2002. Margins have increased in 2004 as a result of margins realized on the sale of railcars produced by an unconsolidated subsidiary, increased utilization of the owned lease fleet, growth of the operating lease fleet with leases that are higher margin than maturing direct finance leases and reductions in rental assistance guarantee costs.
Other Costs
      Selling and administrative expense was $48.3 million, $40.0 million and $39.1 million in 2004, 2003 and 2002. The $8.3 million increase from 2003 to 2004 is primarily the result of consulting associated with strategic initiatives, compliance with Sarbanes-Oxley legislation, increases in incentive compensation associated with improved financial results and other employee costs. The $0.9 million increase from 2002 to 2003 is primarily the result of professional fees associated with strategic initiatives and litigation, partially offset by reduction of amortization as a result of the revaluation to fair market value of certain assets in Europe. Selling and administrative expense as a percentage of revenue in 2004 was 6.6% compared to 7.5% in 2003 and 10.6% in 2002. The declining ratio is primarily due to continued efforts to control costs and increasing revenues.
      Interest and foreign exchange was $11.5 million, $13.6 million and $19.0 million in 2004, 2003 and 2002. Decreases were primarily the result of lower outstanding debt balances due to scheduled repayments of debt.
      Special charges of $1.2 million were incurred in 2004. These charges consist of a $7.5 million write-off of the remaining balance of European designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European designs and patents.
      Pre-tax special charges of $33.8 million were incurred during 2002. These costs included $3.0 million for severance costs associated with North American operations and legal and professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million impairment write-down of European railcar designs and patents and $13.7 million for various European asset write-downs to fair market value.
      Income tax expense or benefit for all periods presented represents a statutory tax rate of 42.0% on United States operations and varying effective tax rates on foreign operations. The effective tax rate was 29.2%, 42.2% and 49.9% for 2004, 2003 and 2002. The fluctuations in effective tax rates are due to the geographical mix of pre-tax earnings and losses. The Polish operations generated loss carry-forwards in prior periods that were utilized to offset current year earnings in Poland. No tax benefit was recognized in prior periods for these losses. In addition, special charges in 2004 include a $6.3 million non-taxable purchase price adjustment relating to the purchase of European designs and patents.

      Equity in loss of unconsolidated subsidiaries increased $0.1 million from 2003 to 2004. This is a result of start-up costs and temporary plant shutdowns associated with equipment issues at the castings joint venture that began production in 2004, partially offset by improved operating results from the Mexican railcar manufacturing joint venture due to higher production levels as the plant was operating for the entire year. Equity in loss of unconsolidated subsidiaries decreased $0.7 million for 2003 as compared to 2002 as a result of higher production levels and favorable exchange rates at the Mexican railcar manufacturing joint venture. The plant resumed deliveries in May 2003 after a shutdown that began in January 2002.
Liquidity and Capital Resources
      We have been financed through cash generated from operations and borrowings. At August 31, 2004, cash decreased $65.2 million to $12.1 million from $77.3 million at the prior year end. The $65.2 million decrease was due to $14.0 million used in operating activities, $15.2 million used in investing activities and $36.0 million used in financing activities.
      Cash used in operations for the year ended August 31, 2004, was $14.0 million compared to cash provided by operations of $28.3 million in 2003 and $22.6 million in 2002. The increase in usage from 2003 to 2004 is primarily due to a $20.4 million participation payment in accordance with the defined payment schedule under an agreement with Union Pacific, increases in inventory and accounts receivable, offset partially by increases in accounts payable. Inventory increases resulted from higher production levels, certification issues on certain cars in Europe, two barges in process that are accounted for under the completed contract method and railcars that will be sold to third-party customers in the normal course of business. Increases in the accounts receivable balances are due to increases in production levels, varying customer payment terms and a $35.7 million receivable from an unconsolidated subsidiary for inventory purchases. Increases in accounts payable balances are associated with inventory purchases to support increased production levels and for purchases made in August 2004 for an unconsolidated subsidiary to take advantage of centralized purchasing opportunities.
      Cash used in investing activities for the year ended August 31, 2004 of $15.2 million compared to cash provided by investing activities of $17.9 million in 2003 and $20.2 million in 2002. The increased usage in 2004 was primarily the result of $35.8 million in purchases of railcars for the lease fleet to replace the maturing direct finance lease portfolio compared to purchases of $4.5 million and $18.4 million in 2003 and 2002. Cash used for lease fleet additions was offset by proceeds from equipment sales of $16.2 million in 2004 and $24.0 million in both 2003 and 2002 and reduced principal payments received on finance leases due to the maturation of the portfolio.
      Cash used in financing activities of $36.0 million for the year ended August 31 2004 compared to $36.6 million in the same period in 2003 and $52.4 million for 2002. The reduction was primarily due to lower scheduled repayments of borrowings as $27.5 million in term debt and subordinated debt was repaid in 2004 compared to $40.2 million in 2003 and $48.7 million in 2002.
      All amounts originating in foreign currency have been translated at the August 31, 2004 exchange rate for the following discussion. Credit facilities aggregated $136.0 million as of August 31, 2004. Available borrowings under the credit facilities are principally based upon defined levels of receivables, inventory and leased equipment, which at August 31, 2004 levels would provide for maximum borrowing of $125.2 million. A $60.0 million revolving line of credit is available through January 2006 to provide working capital and interim financing of equipment for the leasing & services operations. A $35.0 million line of credit to be used for working capital is available through March 2006 for United States manufacturing operations. A $19.1 million line of credit is available through October 2005 for working capital for Canadian manufacturing operations. Lines of credit totaling $21.9 million are available principally through June 2005 for working capital for European manufacturing operations. Advances under the lines of credit bear interest at rates that vary depending on the type of borrowing and certain defined ratios. At August 31, 2004, there were no borrowings outstanding under the United States manufacturing, Canadian manufacturing and leasing & services lines. Outstanding borrowings under the European manufacturing line were $8.9 million.

      In accordance with customary business practices in Europe, we have $36.6 million in bank and third-party performance, advance payment and warranty guarantee facilities, of which $22.0 million has been utilized as of August 31, 2004. To date no amounts have been drawn under these performance, advance payment and warranty guarantee facilities.
      In 1990, an agreement was entered into for the purchase, refurbishment and lease of over 10,000 used railcars between 1990 and 1997. The agreement provides that, under certain conditions, the seller will receive a percentage of defined earnings of a subsidiary, and further defines the period when such payments are to be made. Such amounts, referred to as participation, are accrued when earned, charged to leasing & services cost of revenue, and unpaid amounts are included as participation in the Consolidated Balance Sheets. Participation expense was $1.7 million, $2.7 million and $4.8 million in 2004, 2003 and 2002. Payment of participation was $20.4 million in 2004 and is estimated to be $16.2 million in 2005, $11.1 million in 2006, $8.6 million in 2007, $3.9 million in 2008 and $0.7 million in 2009 and $0.7 million thereafter.
      We have entered into contingent rental assistance agreements, aggregating a maximum of $16.6 million, on certain railcars subject to leases that have been sold to third parties. These agreements guarantee the purchasers a minimum lease rental, subject to a maximum defined rental assistance amount, over remaining periods that range from one to eight years. A liability is established and revenue is reduced in the period during which a determination can be made that it is probable that a rental shortfall will occur and the amount can be estimated. For the year ended August 31, 2004 no accruals were made to cover estimated future obligations, as the remaining liability of $0.1 million was believed to be adequate. For the years ended August 31, 2003 and 2002, $0.9 million and $1.6 million was accrued.
      We have advanced $5.7 million in long-term advances to unconsolidated subsidiaries for working capital needs. The advances are secured by accounts receivable and inventory. We have also guaranteed $3.5 million in third-party debt for an unconsolidated subsidiary.
      Capital expenditures totaled $43.0 million, $11.9 million and $22.7 million in 2004, 2003 and 2002. Of these capital expenditures, approximately $35.8 million, $4.5 million and $18.4 million in 2004, 2003 and 2002 were attributable to leasing & services operations. Leasing & services capital expenditures for 2005 are expected to be approximately $30.0 million. We regularly sell assets from our lease fleet, some of which may have been purchased within the current year and included in capital expenditures.
      Approximately $7.2 million, $7.4 million and $4.3 million of capital expenditures for 2004, 2003 and 2002 were attributable to manufacturing operations. Capital expenditures for manufacturing are expected to be approximately $12.0 million in 2005.
      Foreign operations give rise to risks from changes in foreign currency exchange rates. We utilize foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty non-performance.
      A dividend of $.06 per share was declared and paid in the fourth quarter of 2004. No dividends were paid during 2003, consistent with our policy to manage cash flow and liquidity during the downturn in the railcar industry. A dividend of $.06 per share was declared in the first quarter and paid in the second quarter of 2002. Future dividends are dependent upon the market outlook as well as our earnings, capital requirements and financial condition.
      Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans or advances. The restricted net assets of subsidiaries amounted to $124.9 million as of August 31, 2004. Consolidated retained earnings of $4.6 million at August 31, 2004 were restricted as to the payment of dividends.
      Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities and long term financing, to be sufficient to fund dividends, if any, working capital needs, planned capital expenditures and scheduled debt repayments for the foreseeable future.

      The following table shows our estimated future contractual cash obligations as of August 31, 2004:

	Year Ended August 31,

	Total	2005	2006	2007	2008	2009	Thereafter

	(in thousands)
Notes payable	$97,513	$14,868	$22,213	$8,268	$15,820	$7,988	$28,356
Participation	41,237	16,219	11,124	8,577	3,948	681	688
Railcar operating leases	16,058	5,531	4,703	3,040	1,807	977	—
Other operating leases	13,356	3,333	2,824	2,338	1,720	1,704	1,437
Revolving notes	8,947	8,947	—	—	—	—	—
Purchase commitments	73,694	73,694	—	—	—	—	—

	$250,805	$122,592	$40,864	$22,223	$23,295	$11,350	$30,481

Initial Adoption of Accounting Policies
      Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was adopted as of September 1, 2003. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and generally requires an entity to classify a financial instrument that falls within this scope as a liability. Other than the change in description of a preferred stock interest in a subsidiary that had been previously described as “Minority interest” to “Subsidiary shares subject to mandatory redemption,” the adoption of SFAS No. 150 had no effect on our Consolidated Financial Statements.
      Financial Accounting Standards Board (FASB) Interpretation (FIN) 46, Consolidation of Variable Interest Entities, as amended by FIN 46R was adopted during the third quarter of 2004. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity, previously referred to as a special purpose entity and certain other entities. The adoption of FIN 46R had no effect on our Consolidated Financial Statements.
Off Balance Sheet Arrangements
      We do not currently have off balance sheet arrangements that have or are likely to have a material current or future effect on our Consolidated Financial Statements.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Risk
      We have operations in Canada, Mexico, Germany and Poland that conduct business in their local currencies as well as other regional currencies. To mitigate our exposure to transactions denominated in currencies other than the functional currency of each entity, we have entered into forward exchange contracts to protect the margin on a portion of forecast foreign currency sales. At August 31, 2004 and May 31, 2005, $102.3 million and $109.3 million, respectively, of forecast sales were hedged by forward-exchange contracts. Because of the variety of currencies in which purchases and sales are transacted and the interaction between currency rates, it is not possible to predict the impact of a movement in foreign currency exchange rates on future operating results. We believe the exposure to foreign exchange risk is not material.
      In addition to exposure to transaction gains or losses, we are also exposed to foreign currency exchange risk related to the net asset position of foreign subsidiaries. At August 31, 2004, the net assets of foreign subsidiaries aggregated $23.6 million and a uniform 10% strengthening of the United States dollar relative to the foreign currencies would have resulted in a decrease in stockholders’ equity of $2.4 million, or 1.7% of total stockholders’ equity. At May 31, 2005, the net assets of foreign subsidiaries aggregated $29.3 million and a uniform 10% strengthening of the United States dollar relative to the foreign currencies would have resulted in a decrease in stockholders’ equity of $2.9 million, or 1.8% of total stockholders’ equity. These calculations assume that each exchange rate would change in the same direction relative to the United States dollar.
Interest Rate Risk
      We have managed our floating rate debt with interest rate swap agreements, effectively converting $65.3 million of variable rate debt at August 31, 2004 to fixed rate debt. At August 31, 2004, our exposure to interest rate risk was limited since approximately 80% of our debt had fixed interest rates. As a result, we were only exposed to interest rate risk relating to our revolving debt and a small portion of term debt. At August 31, 2004, a uniform 10% increase in interest rates would have resulted in approximately $0.1 million of additional annual interest expense. At May 31, 2005, we had effectively converted $26.2 million of variable rate debt to fixed rate debt. At May 31, 2005, our exposure to interest rate risk was limited since approximately 90% of our debt had fixed rates. As a result, we are only exposed to interest rate risk related to revolving debt and a portion of term debt. At May 31, 2005, a uniform 10% increase in interest rates would have resulted in approximately $0.1 million of additional annual interest expense.

INDUSTRY
Summary
      The North American railcar market is the primary market in which we compete. As a result of the deregulation in 1980, rail freight has become a more competitive mode of transportation, and we believe the industry is well positioned for growth. Demand for new railcars is strong and deliveries are projected to average over 57,000 railcars per year through 2010, according to Global Insight. We believe the key trends affecting the demand for new railcars in North America are:

•	Long-term demand for new railcars is supported by continued growth in demand for rail freight that offers cost efficiencies when used over long distances;

•	Demand for intermodal railcars is expected to grow at a faster pace than overall freight car demand due to increased international trade and growth in domestic containerization;

•	Long-term replacement demand for railcars is underpinned by an aging fleet; and

•	Railroads are shifting ownership of railcars to shippers and to leasing companies and are outsourcing services.
Overview of the North American Railcar Industry
      The North American railcar fleet consists of approximately 1.5 million railcars with an average age of 19.0 years. The Railway Supply Institute reports that, in 2004, orders were placed for 70,626 new railcars, 46,871 new railcars were delivered; the industry-wide backlog stood at 58,677 new railcars at December 31, 2004. Demand for new railcars is forecast by Global Insight to average more than 57,000 per year through 2010.
2004 Report of Orders, Deliveries and Backlog

				Covered	Open			All
	Intermodal	Flat		Hopper	Hopper		Tank	Railcar
	Cars	Cars	Boxcars	Cars	Cars	Gondolas	Cars	Types

Orders	15,625	4,895	2,950	20,040	9,398	5,368	12,350	70,626
Deliveries	13,259	5,625	5,470	5,602	2,751	5,225	8,939	46,871
Backlog (at December 31)	12,735	3,273	3,326	17,331	8,629	5,075	8,308	58,677
Source: Railway Supply Institute
     Railcars are purchased by Class I railroads, leasing companies, industrial shippers, utilities, regional and short line railroads. Railcars are long lived assets with maximum allowable interchange lives of 50 years. In practice, railcars need regular maintenance and repair work and generally have useful lives of between 25 and 30 years before requiring substantial refurbishment or replacement. We believe purchasing decisions are influenced by technical and functional characteristics of the railcar, quality, operating costs, price and delivery lead times. Railcars are purchased to meet new demand for rail freight and to replace old railcars that have either reached the end of their useful lives or have been rendered obsolete by technical advances in railcar design. Railcar designs continually evolve to improve the efficiency and performance of railcars by reducing weight, increasing load capacity, improving ride quality and reducing maintenance and operating costs.
      The demand for new railcars is cyclical and is impacted by the general level of economic activity. Fleet utilization typically increases in a strong economy, driving demand for new railcars. As a result, buyers compete for delivery of new railcars and industry backlogs build. Generally, during an economic downturn, overall fleet utilization drops, new railcar purchasing decisions are delayed and railroad operating velocity improves due to reduced congestion.

Railcar Categories in North America
      The railcar industry has developed several different types of railcars to transport diverse goods, many with features designed to meet the unique loading or unloading requirements or other features specific to the goods being transported. The categories of railcars in North America and their primary uses are as follows:

•	Intermodal Cars — used to transport trailers and containers that can also be transported by other transport modes (railcar, ship or truck) without the need to load and unload the cargo;

•	Boxcars — used to transport products that require protection from the elements such as food products, paper products and auto parts;

•	Flat Cars — used to transport a wide array of bulky products such as steel, forest products, heavy equipment and automobiles;

•	Gondolas — used to transport minerals, aggregates, coal and scrap steel;

•	Open Hopper Cars — used to transport coal;

•	Covered Hopper Cars — used to carry grain, dry cement, plastic pellets and dry fertilizer; and

•	Tank Cars — used to transport liquid chemicals, fertilizers and petrochemical products.
Market Dynamics in North America
      The rail freight industry in North America has undergone a dramatic transformation since 1980 when the Staggers Rail Act partially deregulated the industry. After a century of government regulation, the railroad industry was near financial collapse and rail had lost significant market share to the trucking industry. Deregulation freed the railroads to compete with trucks but also exposed them to competitive market forces which sparked a wave of industry consolidation as companies sought network and scale economies.
U.S. Freight Railroad Performance Since Staggers
(1981=100)
Source: American Association of Railroads

	Productivity	Volume	Price

64	$86.50	$72.40	$107.90
65	$91.40	$76.70	$104.50
66	$95.90	$81.10	$100.90
67	$94.40	$79.10	$98.80
68	$96.80	$81.70	$97.80
69	$99.30	$84.40	$95.80
70	$97.50	$84.00	$96.50
71	$95.10	$81.30	$102.50
72	$99.40	$85.30	$99.80
73	$104.10	$93.60	$94.40
74	$99.50	$93.50	$99.30
75	$95.60	$82.90	$99.90
76	$94.80	$87.20	$101.40
77	$96.10	$90.80	$99.50
78	$99.10	$94.30	$96.40
79	$99.30	$99.40	$97.80
80	$100.10	$101.00	$98.70
81	$100.00	$100.00	$100.00
82	$100.40	$87.60	$95.30
83	$119.00	$91.00	$89.00
84	$128.40	$101.20	$85.00
85	$133.90	$96.40	$81.20
86	$146.50	$95.30	$76.30
87	$157.90	$103.70	$69.50
88	$168.00	$109.50	$66.80
89	$174.20	$111.40	$63.20
90	$181.90	$113.60	$60.60
91	$191.50	$114.10	$57.10
92	$202.60	$117.20	$55.50
93	$212.50	$121.90	$53.10
94	$226.10	$131.90	$51.40
95	$244.30	$143.50	$48.40
96	$257.60	$149.00	$46.60
97	$256.50	$148.20	$46.70
98	$257.60	$151.30	$45.20
99	$268.20	$157.50	$43.30
0	$269.30	$161.10	$42.00
1	$279.00	$164.30	$40.70
2	$281.80	$165.60	$40.40
3	$277.90	$170.50	$40.10
      In 1980, there were 40 Class I Railroads; today, there are only seven. The railcar manufacturing sector also consolidated and there are currently only six railcar manufacturers operating in North America. The productivity of the U.S. rail system has nearly tripled since deregulation, while freight rates have fallen by more than 50%. Railroads have gained market share in key markets and they continue to grow steadily. One of the drivers of the recovery in rail freight has been the growth of the intermodal freight industry.

The Intermodal Revolution
      Intermodal transportation is the movement of cargo in standardized containers or trailers across multiple transport modes (railcar, truck or ship) without the repeated loading and unloading of freight required by traditional shipping methods. Historically, railroads operated intermodal services but the business was hampered by regulated rates. Deregulation in 1980 freed rates and shifted the economics in rail’s favor. The 1980s also saw a dramatic rise in the use of dedicated international container ships to transport international cargo using standard 20-foot and 40-foot container boxes. The combination of competitive freight rates, the expansion of international containerized trade and the introduction of double-stack intermodal cars, which transport stacked containers, led to dramatic growth in intermodal rail traffic. Since 1980, intermodal trailer and container rail loadings have grown from 3.1 million to 13.2 million trailer and container loadings in 2004, with virtually all of the growth coming from container traffic. According to the American Association of Railroads (AAR) statistics, intermodal trailer and container loadings have grown at a compound annual growth rate (CAGR) of 6.3% since 1980 — more than six times the growth rate for overall rail freight tonnage in the same period. In 2003, intermodal cargo surpassed coal for the first time to become the primary source of revenue for Class I railroads.
Growth in North American Intermodal Rail Traffic
(container and trailer units in 000’s)

	Trailers	Containers
1988	3481	2298
1989	3496	2491
1990	3451	2754
1991	3201	3044
1992	3264	3363
1993	3464	3692
1994	3752	4375
1995	3678	5417
1996	3446	5869
1997	3586	6409
1998	3457	6669
1999	3407	7157
2000	3093	7897
2001	2794	7956
2002	2746	8636
2003	2800	9307
2004	3077	10082
Source: American Association of Railroads
Impact of Deregulation on the North American Rail Fleet
      Prior to deregulation, the North American railcar fleet included approximately 1.7 million railcars. Following deregulation, railroads began to aggressively manage fleet utilization, which led to a reduction in the size of the fleet to less than 1.2 million railcars by 1994. In 1995, the overall size of the fleet began to grow again and demand for new railcars returned to normal levels as the railroads recovered market share. The current North America fleet size is approximately 1.5 million railcars.
      The following chart reflects the size of the freight car fleet in the United States, which represents the majority of the North American fleet size, over the last 20 years.

US Freight Car Fleet
(railcars in 000’s)

1983	1587
1984	1542
1985	1486
1986	1422
1987	1340
1988	1287
1989	1238
1990	1224
1991	1213
1992	1190
1993	1173
1994	1155
1995	1192
1996	1219
1997	1240
1998	1270
1999	1316
2000	1369
2001	1380
2002	1314
2003	1299
2004	1278
Source: American Association of Railroads
     With the renewed focus on managing fleet utilization, came an increased focus on capital productivity. Class I railroads moved away from direct ownership, which led to significant growth in the freight car leasing industry.
Ownership of US Freight Car Fleet

		Shippers & Leasing
	Railroads	Co’s

1983	0.71	0.29
1984	0.71	0.29
1985	0.7	0.3
1986	0.69	0.31
1987	0.67	0.33
1988	0.66	0.34
1989	0.67	0.33
1990	0.64	0.36
1991	0.63	0.37
1992	0.61	0.39
1993	0.59	0.41
1994	0.57	0.43
1995	0.57	0.43
1996	0.55	0.45
1997	0.53	0.47
1998	0.54	0.46
1999	0.53	0.47
2000	0.52	0.48
2001	0.5	0.5
2002	0.48	0.52
2003	0.47	0.53
2004	0.46	0.54
Source: American Association of Railroads
History of Demand for Railcars
      Deregulation and an economic downturn in the early 1980s caused demand for new railcars to collapse from a high of almost 85,000 railcars in 1979 to a low of less than 6,000 railcars in 1983. Although the market for intermodal railcars was one of the few growth areas due to the rapidly expanding intermodal rail freight business, demand for new railcars remained depressed throughout the late 1980s and early 1990s as the industry absorbed the oversupply of railcars.
      In the mid- to late 1990s a series of large mergers occurred between Class I railroads, which resulted in serious congestion, backlogs and increases in transit times across the entire system. To compensate for the reduced velocity in the rail system, railroads were forced to order more railcars, despite low utilization in the fleet, driving demand for new railcars to a peak of almost 80,000 railcars per year in 1998 and 1999.
      In 2000 and 2001, the new railcar manufacturing industry was severely affected by the economic downturn, a recovery in operating efficiency by the railroads and disruption to the U.S. transportation system caused by the September 11th attacks in the United States. As a result, demand for new railcars dropped to 17,000 in 2002. This downturn was relatively short-lived and the market began to rebound in 2003. New railcar demand has continued to recover. A total of 46,871 freight cars were delivered in 2004, and industry backlog stood at 58,677 new railcars at December 31, 2004.
      The following chart shows the annual delivery of all types of railcars in North America since 1968 and projected annual delivery of railcars through 2009:
Railcar Annual Delivery

1968	56232
1969	69028
1970	65970
1971	54696
1972	47460
1973	59875
1974	66563
1975	72337
1976	52504
1977	51142
1978	67286
1979	84869
1980	80470
1981	41435
1982	15515
1983	5570
1984	12376
1985	11674
1986	11508
1987	13645
1988	22524
1989	29617
1990	32063
1991	24674
1992	25761
1993	34683
1994	53366
1995	60853
1996	58017
1997	50396
1998	75704
1999	74589
2000	55821
2001	34260
2002	17736
2003	32183
2004	46292
2005	65558
2006	64918
2007	57124
2008	52435
2009	55136
2010	59715
Source: American Association of Railroads, Global Insight
Outlook for North American Freight Car Demand
Robust Near Term Demand
      We believe that railroads, leasing companies, shippers and other transportation companies deferred new railcar purchases and equipment maintenance between 2001 and 2003 in response to the slow economy, limited growth in rail traffic and absorption of equipment surpluses resulting from railroad mergers in the late 1990s. We believe this has resulted in pent-up demand, and that continued economic growth will support the recovery in North American freight car demand over the coming years. As the chart above illustrates, Global Insight forecasts the delivery of 65,600 new railcars in 2005 and deliveries are expected to average over 57,000 railcars per year through 2010.
Continued Growth in Overall Rail Freight Demand
      North American rail freight grew from almost 919 billion ton-miles in 1980 to 1,551 billion in 2003, a CAGR of 2.3%. In 2004, North American rail carload traffic increased 3.5% and U.S. Class I railroads reported a 5.0% increase in ton-miles. Global Insight has forecast that North American rail freight ton-miles will grow at an average rate of 3.2% between 2005 and 2009.

Class I Railroad Freight Demand
Revenue ton-miles (in billions)

Source: American Association of Railroads

Revenue
Ton Miles

1985	877
1986	868
1987	944
1988	996
1989	1014
1990	1034
1991	1039
1992	1067
1993	1109
1994	1201
1995	1306
1996	1356
1997	1349
1998	1377
1999	1433
2000	1466
2001	1495
2002	1507
2003	1551
      Growth in rail freight is driven by underlying economic activity and through increases in rail’s share of total freight traffic. Since deregulation, rail’s share of intercity freight traffic in the U.S. has grown from 37.5% to 41.7%. We believe this trend is likely to continue as the railroads improve productivity and trucking costs increase. The trucking industry has incurred additional costs as a result of higher fuel prices and regulatory changes over the last few years, including the EPA’s stricter emissions standards for diesel engines and the Department of Transportation’s hours of service rules which limit truck drivers’ driving hours. Trucking companies are also experiencing difficulty in attracting drivers and have had to increase salaries to overcome driver shortages.
Continued Growth in Intermodal Rail Freight
      According to AAR statistics, intermodal rail traffic has grown at a 6.3% CAGR over the last two and a half decades and we expect this trend to continue due to continued strong growth in international and domestic intermodal loadings. Intermodal railcar loadings in the U.S. grew 10.4% in 2004 and Global Insight predicts a growth rate of 5.0% in 2005, 4.6% in 2006 and 5.0%-5.5% per year through 2010.
      International container traffic represents 70% of all container loadings in the U.S. economy and 50% of intermodal rail traffic consists of imports or exports. Worldwide trade is expected to expand vigorously as globalization reduces international trade barriers. According to Global Insight, containerized trade from North East Asia, which is dominated by China, increased approximately 16.0% in 2004 and is expected to grow by almost 59% by 2010. Chinese intermodal infrastructure is being expanded rapidly both at ports and on rail.
      Domestic container traffic represents approximately 30% of all container loadings in the U.S. economy. We believe that intermodal rail will capture a significantly greater share of domestic total freight traffic in the future as shippers take advantage of rail’s superior economics on long haul journeys.
Strong Replacement Demand for Railcars
      Approximately 49% of the railcars in service are over 20 years old. Railcars typically need to be refurbished or replaced at 25 to 30 years of age and high utilization railcars, such as intermodal and coal cars, may need to be replaced considerably earlier. With an average age of 19.0 years, we believe nearly 50% of the North America’s railcar fleet, or about 750,000 railcars, will need to be replaced or undergo heavy refurbishment over the next 10 years.

      The following table shows the age distribution of North American railcars during the periods indicated:
Percent of fleet in age group

	As of January 1,

Age Group	1983	2000	2001	2002	2003	2004	2005

0-20 years	78.8%	53.5%	49.5%	47.8%	48.3%	50.0%	51.5%
Over 20 years	21.2%	46.5%	50.5%	52.2%	51.7%	50.0%	48.5%
Average age	14.1	17.4	17.6	18.0	18.4	18.8	19.0
Source: Global Insight, UMLER
Overview of the European Market for Freight Cars
      We believe the European rail freight fleet consists of approximately 950,000 railcars and that an estimated 13,000 freight cars are purchased annually in Western Europe. In addition to demand for new railcars, based on our experience, we believe that approximately 2,000 railcars are refurbished each year, often being transformed from one freight car type to another.
      We also believe the European rail freight fleet is an aging fleet and that investment by state-owned railroads falls short of comparable replacement levels in the North American freight car fleet. We believe that many of the railcars in the fleet are economically inefficient by today’s standards.
      Rail freight traffic between European Union (EU) member states has been limited by regulatory and technical barriers. However, we believe that there is considerable potential for long-term demand growth in the European marketplace. The EU is actively promoting the development of transnational long-haul freight services and has introduced legislation that will improve rail competitiveness relative to road transport through deregulation of rail freight transport. European governments have introduced restrictions on truck traffic in many large urban areas, further enhancing rail’s superiority. The expansion of the EU and increased access to infrastructure funding in the new member states is also likely to boost demand for rail freight. We believe that replacement rates are likely to increase in the future.

BUSINESS
Our Company
      We are one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe and a leading provider of leasing and other services to the railroad and related transportation industries in North America. Our mission is to deliver complete freight car solutions to our customers through a comprehensive set of high quality freight car products and related services.
      In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. This model allows us to exploit synergies between our various business activities and to generate enhanced returns by providing creative solutions to a customer’s freight car needs, while capturing profits at multiple points during the transaction. For example, a single Greenbrier transaction may involve railcar manufacturing, lease origination, lease remarketing, asset management, repair or remarketing of older equipment, or any combination of these as part of a highly structured interaction with a railcar customer.
      For the years ended August 31, 2004 and 2003, we generated total revenue of $729.5 million and $532.3 million and earnings from continuing operations of $20.0 million and $4.3 million, respectively. For the nine months ended May 31, 2005 and 2004, we generated revenue of $759.0 million and $527.1 million and earnings from continuing operations of $19.2 million and $12.8 million, respectively.
      Through our integrated business model, we offer our customers the following products and services:
Railcar Manufacturing
      We are the leading North American manufacturer of intermodal railcars with an average market share of 60% over the last five years. Intermodal freight transportation is the fastest growing traffic segment for the Class I railroads, and double-stack railcars constitute the majority of the North American intermodal railcar fleet. We believe this fleet will continue to grow over the next five years. In addition to our strength in intermodal railcars, we build a broad array of other railcar types in North America and have demonstrated an ability to capture high market shares in the car types we build. We have commanded an average market share of 41% in flat cars and 33% in boxcars over the last five years. Our three North American plants have a combined annual production capacity of approximately 12,000 new railcars.
      Our European manufacturing operation produces a variety of railcar types, including pressurized tank cars, non-pressurized tank cars, flat cars, coil cars, coal cars, gondolas, sliding wall cars and rolling highway cars. Although no formal statistics are available for the European market, we believe we are the second largest new freight car manufacturer with an estimated 20% market share. Our European operation has an annual production capacity of approximately 1,800 railcars.
      Railcar deliveries for the nine months ended May 31, 2005 were 9,900 units, compared to 7,800 units for the nine months ended May 31, 2004. We anticipate new railcar deliveries of 13,000 units in 2005, compared to 10,800 units in 2004 and 6,500 units in 2003. Our new railcar manufacturing backlog stands at 11,500 units valued at approximately $650.0 million at May 31, 2005.
Railcar Repair and Refurbishing
      We believe we operate one of the largest repair and refurbishment networks in North America with 16 facilities nationwide. Our network of railcar repair and maintenance shops competes in three primary markets: heavy railcar repair and refurbishment, routine railcar maintenance, and railcar wheel and axle servicing.
Marine Vessel Fabrication
      We fabricate a variety of marine barges, including conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and ocean-going dump barges.

Railcar Leasing and Services
      Our leasing and services business owns approximately 10,200 railcars and provides a comprehensive range of fleet management services for approximately 127,500 additional railcars owned by railroads, other leasing companies and shippers. We also originate leases with railroads and shippers and may subsequently sell a portion of these leases to financial institutions to which we then provide management services. Our fleet management services include revenue collection, maintenance management, administration of car hire receivables and payables, remarketing and other services.
Strategic Initiatives and Outlook
      In addition to anticipated growth in our manufacturing and leasing operations and plans to further grow our owned lease fleet of railcars, we expect to continue to pursue strategic opportunities to enhance our integrated products and services and global footprint. For example:

•	In 2004, we formed a strategic alliance with Zhuzhou Rolling Stock Works in China to source parts and to collaborate on commercial opportunities for new railcar products and services in North America, East Asia and other global markets.

•	Also in 2004, we purchased railcars from another North American manufacturer through a license agreement to supplement our own capacity.

•	In 2003, we formed a joint venture with subsidiaries of two established industry partners — Amsted Rail and ACF Industries — to manufacture cast railcar components at two foundries in the U.S. We believe this joint venture helps enhance our supply of these potentially capacity constrained components at competitive prices. This supply helps us maintain higher levels of output at our manufacturing plants.
Competitive Strengths
      Our key strengths include:
Leading market positions in intermodal and non-intermodal railcars.
      We are the leading manufacturer of intermodal railcars in North America. In addition to our industry-leading position in intermodal cars with an average market share of 60% over the last five years, we are one of the leading manufacturers of non-intermodal freight cars with an extensive portfolio of proven product designs. In North America we estimate that over the last five years, we have had market shares for flat cars and boxcars of over 40% and 30%, respectively. We believe we also hold a leading market position in the manufacturing of railcars in Europe.
Integrated business model providing competitive advantage.
      In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. We believe that the quality of our products, in conjunction with our marketing and lease origination capabilities, enhances demand for our products. Our share of North American industry orders and backlog has traditionally remained strong during cyclical downturns. During strong markets our manufacturing plants have typically operated at high levels of capacity utilization. Our leasing and railcar repair and maintenance operations produce more stable revenue and earnings, as compared to the new railcar manufacturing operations. We can also take advantage of opportunities, especially during economic downturns, by adding new and used railcars to our own lease fleet at attractive asset valuations. Over the past five years, our lease fleet utilization has averaged over 92%.
      As part of our integrated business model, we can purchase used railcars on the open market or acquire them during the course of a new railcar transaction, recondition them, add them to our own lease fleet, resell or exchange them as part of another transaction. We can also recycle railcar parts from railcars that have reached the end of their economic life.
      Our position as an integrated designer, manufacturer and lessor of freight cars also allows us to develop and introduce new car types to the industry and to our customers. This allows us to successfully introduce new products and to capture market share from competitors in a variety of market segments.
Outstanding product quality, on-time delivery and product reliability.
      We believe we have a superior reputation for product quality, on-time delivery and product reliability. We are the only manufacturer of new railcars in North America to have earned the prestigious “TTX Excellent Supplier” award every year since it was introduced in 1992. Each of our wheel shops servicing TTX have earned the award every year for 14 years.
      We believe our customers value our quality and service and have demonstrated a willingness to make purchasing decisions based in part on these factors. As evidence of our customer’s loyalty, we have enjoyed long-term relationships with our largest, key customers and have sold or leased railcars to all Class I railroads in North America in addition to TTX Company, numerous regional and shortline railroads, leasing companies, shippers and other buyers. In Europe, we sell to state-owned railroads, private railroads, leasing companies and are also producing railcars for the Coalition Provisional Authority of Iraq. We believe that we manufacture railcars with low maintenance costs and that we have a reputation for supporting our products in the field and providing strong after-sales service.
Track record of product innovation.
      We have been a leading innovator in the freight car industry for over two decades, as evidenced by our innovations in both intermodal and non-intermodal railcar designs. We devote substantial effort to developing and testing freight cars that improve the operating economics of rail transport for our customers. We believe that our design and engineering capabilities provide us with a significant competitive advantage in the marketplace. We produce freight cars with lighter weights, improved cargo carrying capacity both in terms of volume and weight, improved ride quality, reduced maintenance costs and extended useful lives. Some of our improvements include:

•	the development of double-stack railcars that offer better ride quality, reducing damage to both the railcar and its cargo;

•	the development of the drop-deck and V-5 center partition flat cars that substantially reduce transportation costs for the forest products industry;

•	the design of the Auto-Max vehicle transportation system that can efficiently and safely carry sport-utility vehicles, pickups or minivans in a tri-level configuration;

•	our investment in new technology for the I-Box insulated boxcar, using composite materials technology to provide protection to cargoes that are sensitive to variations in temperature; and

•	the development of the Rola “rolling highway” railcar designed to transport complete truck-trailer units in European markets.
Flexible supply chain and low-cost manufacturing network.
      Our network of domestic and foreign sourcing agreements provides us with dependable access to low-cost parts, sub-assemblies, castings and fabrications. Our supply chain includes a number of important relationships with steel suppliers that provide us with multiple cost competitive sourcing options.
      Our castings joint venture relationship enhances our supply of capacity-constrained cast components at competitive prices. This secure supply of critical components helps us maintain production continuity and higher levels of output at our manufacturing plants.

      We are the only builder of new railcars serving the North American market with production facilities in all three NAFTA countries. This geographic distribution allows us to allocate production among our facilities after taking into account the costs of production and capacity at each facility.
Seasoned management team and experienced workforce.
      Our senior management team has an average of 21 years experience in the railcar manufacturing and leasing industries. Supervisors in our manufacturing operations have an average of approximately 17 years of railcar manufacturing experience. We believe our management and workforce have the experience and knowledge to successfully grow our business by leveraging the existing business platform and by identifying and pursuing new growth opportunities. We have established excellent labor relations with the workforces at all of our facilities.
Our Strategy
      The principal elements of our business strategy include:
Maintain our leadership in intermodal freight cars.
      We intend to maintain our leadership position in the North American intermodal marketplace. Our double-stack units currently constitute approximately 60% of the entire installed base of double-stack units in the North American fleet and our market share in 2004 was approximately 57%. We believe we have the broadest intermodal product portfolio and intend to continue our innovative design efforts to support our leadership position.
Build on our strong market position in non-intermodal cars.
      We also intend to build on our historically strong market position in non-intermodal railcars, particularly in the boxcar and flat car markets where we are one of the leading manufacturers. We expect to continue to develop and introduce new generations of flat cars, boxcars and other conventional railcars through new designs and product offerings with load capacities and configurations designed to improve operating economics of rail transport for our customers.
Expand our leasing and services business.
      We intend to accelerate the growth of our leasing and services business. Since deregulation, railroads have been reducing their share of direct ownership of the North American railcar fleet. We have demonstrated an ability to originate attractive lease transactions for both used and new railcars produced by us and other manufacturers. We believe there is an opportunity to improve our return from our leasing business through the use of higher leverage and creative programs with other leasing companies and financial institutions while maintaining a balance between rates of return and acceptable risk.
      In addition, our management services business offers a broad range of services that complement our lease origination activities. Our strategy is to capitalize on the trend for railroads, shippers and leasing companies to outsource management services for freight cars to third parties. Our objective is to become one of the leading providers of these services in North America and to take advantage of economies of scale as our leasing business grows.
Leverage our integrated business model to deliver superior returns.
      We utilize an integrated marketing and sales effort to leverage relationships developed in our manufacturing, repair, refurbishment, leasing and services businesses to increase the volume of business transacted with our customers. We intend to continue to leverage our unique combination of integrated railcar products and services. Through our extensive product and comprehensive service offerings, we believe we are well-positioned to capitalize on changing industry trends, reduce our exposure to any single product line or customer and better serve the diverse needs of our customers in any economic environment.
Reduce manufacturing costs while maintaining our reputation for quality.
      We intend to continue to develop our domestic and international supply chain to reduce our manufacturing costs and selectively expand our manufacturing capacity through investment in existing facilities or through the addition of new capacity. We intend to maintain our focus on product quality, on-time delivery and product reliability through the application of “Total Quality” processes. Our goal is to improve our quality, cost competitiveness and manufacturing margins through the application of “Lean Manufacturing” practices.
Exploit international growth opportunities in our core railcar manufacturing business.
      The European railcar fleet is old and the replacement rate is below the levels required to maintain fleet efficiency. We believe our European operations are well-positioned to capitalize on any increased demand due to our reputation as a high-quality manufacturer with an extensive portfolio of designs, a modernized facility, favorable geographic location and access to low-cost labor.
      In China, the Ministry of Rail plans to expand the track network by 17,000 miles by the year 2020 and to develop 18 intermodal and 40 container handling facilities. Double-stack container trains are planned to operate over approximately 10,000 miles of track. The Chinese government estimates that the Ministry of Rail may spend as much as $200 billion on rail infrastructure over the next 15 years. The Ministry of Rail is seeking foreign investors to drive this investment program and to participate in technology transfer and technical cooperation. We believe that we are well positioned to capitalize on this investment initiative through our existing cooperation agreements and network of contacts. Our recently formed strategic alliance with Zhuzhou Rolling Stock Works in China includes a collaboration agreement for the co-operative development of global commercial opportunities combining the technology, engineering and designs of both companies in the North American, European and Chinese markets.
Pursue strategic acquisitions to supplement growth.
      We believe that the consolidation in the railcar manufacturing and related industries will present opportunities for us to expand our product portfolio, add incremental manufacturing capacity, grow our fleet of leased railcars, enhance our global supply chain, add to our repair and refurbishment network and participate in further industry consolidation. We will continue to identify and pursue strategic transactions that create value for our shareholders and offer returns in excess of our cost of capital.

Products and Services
Railcar Manufacturing
      Intermodal Railcars. We manufacture a comprehensive range of intermodal railcars. Our most important product is our articulated double-stack railcars. The double-stack railcar is designed to transport stacked containers on a single platform. An articulated double-stack railcar is a unit comprised of up to five platforms each of which is linked by a common set of wheels and axles. Our comprehensive line of articulated and non-articulated double-stack intermodal railcars offers varying load capacities and configurations. The double-stack railcar provides significant operating and capital savings over other types of intermodal railcars. These savings are the result of:

•	Increased train density (two containers are carried within the same longitudinal space conventionally used to carry one trailer or container);

•	Reduced railcar weight of up to 50% per container;

•	Easier terminal handling characteristics;

•	Reduced equipment costs of up to 40% less than the cost of providing the same carrying capacity with conventional equipment;

•	Superior ride quality compared to conventional equipment, leading to reduced damage claims; and

•	Increased fuel efficiency resulting from weight reduction and improved aerodynamics.
      Our current double-stack products include:

Unit sizes carried(1)
Number
Product	Type	of wells	Well size	Cargo type		20’	40’	45’	48’	53’	Trailer

Maxi-Stack I	Articulated	5	40’	Container	Top		x	x	x	x
					Bottom	x	x
Maxi-Stack IV	Articulated	3	53’	Container	Top		x	x	x	x
					Bottom	x	x	x	x	x
All Purpose Husky Stack 53’	Stand-alone or	1 or 3 unit	53’	Container	Top		x	x	x	x
	Drawbar connected	drawbar		Trailer	Bottom	x	x	x	x	x	x
Husky Stack 53’	Stand-alone or	1 or 3 unit	53’	Container	Top		x	x	x	x
	Drawbar connected	drawbar			Bottom	x	x	x	x	x

(1)	Carrying capability may be dependant on unit size being carried in the adjoining well.
     Conventional Railcars. We produce a wide range of boxcars, which are used in forest products, automotive, perishables and general merchandise applications. Our flat car product range includes center partition cars for the forest products industry, bulkhead flat cars, flat cars for automotive transportation, solid waste service flat cars and various other conventional railcar types. We also produce a variety of covered hopper cars for the grain, cement and plastics industries as well as gondolas and coil cars for the steel and metals markets.
      European Railcar Products. Our European product line includes a comprehensive line of pressurized tank cars for liquid petroleum gas and ammonia and non-pressurized tank cars for light oil, chemicals and other products. We manufacture a broad range of car types, including flat cars, coil cars for the steel and metals market, coal cars for both the continental European and United Kingdom markets, gondolas, sliding wall cars and rolling highway cars.

Railcar Repair and Refurbishment
      We are actively engaged in the repair and refurbishment of railcars for third parties, as well as of our own leased and managed fleet. We operate one of the largest railcar repair and refurbishment networks in North America which competes in three primary markets:

•	heavy railcar repair and refurbishment;

•	routine railcar maintenance; and

•	railcar wheel and axle reconditioning and servicing.
      Our involvement in a major long-term wheel program with Union Pacific and a maintenance agreement with BNSF has provided a substantial base of work.
Marine Vessel Fabrication
      Our Portland, Oregon manufacturing facility, located on a deep-water port on the Willamette River, includes marine facilities with the largest side-launch ways on the West Coast. The marine facilities also enhance steel plate burning and fabrication capacity providing flexibility for railcar production. We manufacture ocean going conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and other heavy industrial products and ocean-going dump barges.
Railcar Leasing and Services
      Leasing. Our network of relationships with financial institutions, combined with our ownership of a lease fleet of approximately 10,200 railcars, enables us to offer flexible financing programs including traditional direct finance leases, operating leases and “by the mile” leases to railroads and other transportation customers. Frequently, we originate leases with railroads or shippers, remarket them to financial institutions and then subsequently provide management services under multi-year agreements.
      As equipment owner, we participate in both the finance and the operating lease segments of the market. Lease payments received under the noncancelable lease terms of direct finance leases generally cover substantially all of the equipment cost. Most of our leases are “full service” leases whereby we are responsible for maintenance, taxes and administration. The fleet is maintained, in part, through our own facilities and engineering and technical staff.
      Assets from the owned lease fleet are periodically sold to take advantage of market conditions, manage risk and maintain liquidity.
Fleet Profile(1)
As of May 31, 2005

	Owned	Managed	Total
	Units(2)	Units	Units

Customer Profile:
Class I Railroads	4,733	106,199	110,932
Non-Class I Railroads	2,180	12,239	14,419
Shipping Companies	1,887	1,748	3,635
Leasing Companies	322	7,311	7,633
Off-lease	1,108	17	1,125

Total Units	10,230	127,514	137,744

(1)	Each platform of a railcar is treated as a separate unit.

(2)	Percent of owned units on lease is 97%; average age of owned units is 22 years.
     Approximately 22% of the owned equipment in our lease fleet was acquired through an agreement with Union Pacific Railroad Company (Union Pacific) which contains a fixed-price purchase option exercisable upon lease expiration. Union Pacific has notified us of its intention to exercise this option as leases expire over the next three years through 2007 on all remaining railcars in this program.
      Management Services. Our management services business offers a broad range of services that enhance our ability to generate lease transactions. These services include railcar maintenance management, railcar accounting services such as revenue collection and car hire payable administration and railcar remarketing. We currently own or provide management services for a fleet of approximately 137,700 railcars in North America for railroads, shippers, carriers and other leasing and transportation companies.
Backlog
      The following table depicts our reported railcar backlog in number of railcars and estimated future sales value attributable to such backlog, at the end of the periods shown:

	August 31,
				May 31,
	2002	2003	2004	2005

New railcar backlog units(1)	5,200	10,700	13,100	11,500
Estimated value (in millions)	$280	$580	$760	$650

(1)	Each platform of a railcar is treated as a separate unit.
     The backlog is based on customer purchase or lease orders that we believe are firm. Customer orders, however, may be subject to cancellation and other customary industry terms and conditions. Historically, little variation has been experienced between the number of railcars ordered and the number of railcars actually delivered. The backlog is not necessarily indicative of future results of operations. See “Risk Factors — Risks Related to Our Business — Our backlog may not be necessarily indicative of the level of our future revenues.”
Customers
      Our manufacturing and leasing and services customers include Class I railroads, regional and short-line railroads, other leasing companies, shippers, carriers and other transportation companies. We have strong, long-term relationships with many of our customers. We believe that our customers’ preference for high quality products, our technological leadership in developing innovative products and competitive pricing of our railcars have helped us maintain our long standing relationships with our customers.
      In 2004, revenues from our two largest customers, TTX and BNSF, accounted for approximately 39% and 12% of total revenues, respectively. Revenues from TTX accounted for 43% of manufacturing revenues. Revenues from BNSF and Union Pacific accounted for approximately 30% and 15% of leasing and services revenues. No other customers accounted for more than 10% of total manufacturing or leasing and services revenues.
Raw Materials and Components
      Our products require a supply of raw materials including steel and specialty components such as brakes, wheels and axles. Specialty components purchased from third parties represent approximately 45% of the cost of each freight car. Our customers often specify particular components and suppliers of such components. Although the number of alternative suppliers of certain specialty components has declined in recent years, there are at least two suppliers for most such components. Inventory levels are continually monitored to ensure adequate support of production. We periodically make advance purchases to avoid possible shortages of material due to capacity limitations of component suppliers and possible price increases. We do not typically enter into binding long-term contracts with suppliers because we rely on established relationships with major suppliers to ensure the availability of raw materials and specialty items.

      Prices for steel, the primary component in railcars, railcar specialty components and barges, rose sharply in 2004 as a result of strong demand, limited availability of scrap metal for steel processing, reduced capacity and import trade barriers. Availability of scrap metal has been further limited by exports to China.
      The available supply of rail castings to the industry has been adversely affected during the past two years as a result of reorganization and consolidation of domestic suppliers. During 2003, in an effort to minimize castings supply shortages, we acquired a minority ownership interest in a joint venture which leased a foundry in Cicero, Illinois and acquired a foundry in Alliance, Ohio to produce castings for freight cars. The supply of castings from these two facilities has helped us maintain levels of production despite industry wide castings shortages. There have been no other significant interruptions in the supply of raw materials and specialty components in recent years.
      In 2004 we also formed a strategic alliance with Zhuzhou Rolling Stock Works in China to source parts and to collaborate on commercial opportunities for new railcar products and services in North America, China and other global markets.
      In 2004, approximately 50% of our domestic requirements for steel were purchased from Oregon Steel Mills, Inc., approximately 40% of our Canadian requirements were purchased from Algoma Steel, Inc. and approximately 50% of European steel requirements were purchased from Huta Katowice. The top 10 suppliers for all inventory purchases accounted for approximately 30% of total purchases, of which no supplier accounted for more than 10% of inventory purchases. We maintain good relationships with our suppliers.
Competition
      There are a variety of competitors in each of our principal business segments. There are currently six major railcar manufacturers competing in North America. We believe two of these producers build railcars principally for their own fleets and three producers, Trinity Industries, Inc., FreightCar America, Inc. and National Steel Car, Ltd. compete with us principally in the general railcar market. We compete on the basis of reputation, quality, price, reliability of delivery and customer service and support.
      In Europe the top five manufacturers control over 80% market share. We believe our four principal competitors are Trinity Rail Group, Tatravagonka Poprad, Zastal Wagony and Bombardier Transportation. European freight car manufacturers are largely located in central and eastern Europe where labor rates are lower and work rules are more flexible.
      In railcar leasing and services, our principal competitors in North America include Bombardier Rail Capital, The CIT Group, First Union Rail, GATX Corporation and General Electric Railcar Services.
Marketing and Product Development
      In North America, we utilize a fully-integrated marketing and sales effort to coordinate relationships in our manufacturing, repair, leasing and services operations. We provide our customers with a diverse range of equipment and financing alternatives designed to satisfy each customer’s unique needs, whether the customer is buying new equipment, refurbishing existing equipment or seeking to outsource the maintenance or management of equipment. These custom programs may involve a combination of railcar products, leasing, refurbishing and remarketing services. In addition, we provide customized maintenance management, equipment management and accounting services.
      In Europe, we maintain relationships with customers through a network of country specific sales representatives. Our engineering and technical staff work closely with their customer counterparts on the design and certification of railcars. Many European railroads are state owned and are subject to EU regulations covering tendering of government contracts.
      Through our customer relationships, insights are derived into the potential need for new products and services. Marketing and engineering personnel collaborate to evaluate opportunities and identify and develop new products. Research and development costs incurred for new product development during 2004, 2003 and

2002 were $3.0 million, $2.7 million and $3.2 million. For the nine months ended May 31, 2005, research and development costs incurred for new product development were $1.4 million.
Patents and Trademarks
      We have a number of U.S. and non-U.S. patents and pending applications, registered trademarks, copyrights and trade names that are important to our products and product development efforts. The protection of our intellectual property is important to our business. We have implemented a proactive program aimed at protecting our intellectual property and the results from our research and development. We hold several United States and foreign patents of varying duration and have several patent applications pending.
Environmental Matters
      We are subject to national, state, provincial and local environmental laws and regulations concerning, among other matters, air emissions, wastewater discharge, solid and hazardous waste disposal and employee health and safety. Prior to acquiring manufacturing facilities, we usually conduct investigations to evaluate the environmental condition of subject properties and may negotiate contractual terms for allocation of environmental exposure arising from prior uses. We endeavor to maintain compliance with applicable environmental laws and regulations.
      Environmental studies have been conducted of our owned and leased properties that indicate additional investigation and some remediation on certain properties may be necessary. Our Portland, Oregon manufacturing facility is located on the Willamette River. The United States Environmental Protection Agency (EPA) has classified portions of the river bed, including the portion fronting our facility, as a federal “National Priority List” or “Superfund” site due to sediment contamination (the “Portland Harbor Site”). We, and more than 60 other parties, have received a “General Notice” of potential liability from the EPA relating to the Portland Harbor Site. The letter advised us that we may be liable for the costs of investigation and remediation (which liability may be joint and several with other potentially responsible parties) as well as for natural resource damages resulting from releases of hazardous substances to the site. At this time, ten private and public entities have signed an Administrative Order on Consent to perform a remedial investigation/feasibility study of the Portland Harbor Site under EPA oversight, and five additional entities have not signed such consent, but are nevertheless contributing money to the effort. The study is expected to be completed in 2007. In addition, we have entered into a Voluntary Clean-Up Agreement with the Oregon Department of Environmental Quality in which we agreed to conduct an investigation of whether, and to what extent, past or present operations at our Portland property may have released hazardous substances to the environment. Under this oversight, we also are conducting groundwater remediation relating to a historical spill on our property. We may be able to recover a portion of these costs from unaffiliated third parties, but we cannot assure you of any such cost recovery.
      Because these investigations are still underway, we are unable to determine the amount of our ultimate liability relating to these matters. Based on the results of the pending investigations and future assessments of natural resource damages, we may be required to incur costs associated with additional phases of investigation or remedial action, and we may be liable for damages to natural resources. In addition, we may be required to perform periodic maintenance dredging in order to continue to launch vessels from our launch ways on the river, and the river’s classification as a Superfund site could result in some limitations on future dredging and launch activities. Any of these matters could adversely affect our business and results of operations, or the value of our Portland property.
Regulation
      The Federal Railroad Administration in the United States and Transport Canada in Canada administer and enforce laws and regulations relating to railroad safety. These regulations govern equipment and safety appliance standards for freight cars and other rail equipment used in interstate commerce. The AAR promulgates a wide variety of rules and regulations governing the safety and design of equipment, relationships among railroads and other railcar owners with respect to railcars in interchange, and other matters. The AAR also certifies railcar builders and component manufacturers that provide equipment for use on North American railroads. These regulations require us to maintain our certifications with the AAR as a railcar builder and component manufacturer, and products sold and leased by us in North America must meet AAR, Transport Canada, and Federal Railroad Administration standards.
      Harmonization of the EU regulatory framework is an ongoing process. The regulatory environment in Europe consists of a combination of EU regulations and country specific regulations.
Employees
      As of May 31, 2005, we had 4,004 full-time employees, consisting of 3,894 employees in manufacturing and railcar services and 110 employees in leasing and management services. At our manufacturing facility in Trenton, Nova Scotia, Canada, 799 employees are covered by collective bargaining agreements that expire in October 2006. At the manufacturing facility in Swidnica, Poland, 426 employees are represented by unions. A stock incentive plan and a stock purchase plan are available for North American employees. Under our services agreement with Bombardier, 800 union employees work at our Mexico facility. A discretionary bonus program is maintained for salaried and most hourly employees not covered by collective bargaining agreements. We believe that our relations with our employees are generally good.

Properties
      We currently operate at the following facilities in North America and Europe:

Description	Size	Location	Status

Railcar and marine manufacturing facility and wheel reconditioning shop	63.0 acres including 908,000 sq. ft. of manufacturing space and a 750- ft. side-launch ways for launching ocean going vessels	Portland, Oregon	Owned
Railcar manufacturing and forge facility	100.0 acres with 778,000 sq. ft. of manufacturing space	Trenton, Nova Scotia, Canada	Owned
Railcar manufacturing facility	88.0 acres with 676,000 sq. ft. of manufacturing space	Swidnica, Poland	Owned
Railcar manufacturing and wheel reconditioning shop	10.6 acres of manufacturing space, which includes a 3.5 acre wheel reconditioning shop	Sahagun, Mexico	Leased
Railcar repair facility	70.0 acres	Cleburne, Texas	Leased with purchase option
Railcar repair facility	40.0 acres	Finley, Washington	Leased with purchase option
Railcar repair facility	32.0 acres	Dothan, Alabama	Owned
Railcar repair facility	18.0 acres	Atchison, Kansas	Owned
Railcar repair facility	11.6 acres	Hodge, Louisiana	Owned
Railcar repair facility	5.4 acres	Springfield, Oregon	Leased
Railcar repair facility	0.9 acres	Modesto, California	Leased
Railcar repair facility	3.3 acres	Golden, Colorado	Leased
Wheel reconditioning shop	5.6 acres	Tacoma, Washington	Leased
Wheel reconditioning shop	0.5 acres	Pine Bluff, Arkansas	Leased
Executive offices, railcar marketing and leasing activities	37,000 sq. ft.	Lake Oswego, Oregon	Leased
      We may also lease marketing and administrative offices and other facilities in various locations throughout North America and Europe. We believe that our facilities are in good condition and that the facilities, together with anticipated capital improvements and additions, are adequate to meet our operating needs for the foreseeable future. We continually evaluate the need for expansion and upgrading of our railcar manufacturing and refurbishment facilities in order to remain competitive and to take advantage of market opportunities.

Legal Matters
      On April 20, 2004, BC Rail Partnership, our customer, initiated litigation against us in the Supreme Court of Nova Scotia, alleging breach of contract and negligent manufacture and design of railcars which were involved in a derailment. No trial date has been set.
      On November 3, 2004, and November 4, 2004, in the District Court of Tarrant County, Texas, and in the District Court of Lancaster County, Nebraska, respectively, litigation was initiated against us by BNSF. BNSF alleges the failure of a component part on a railcar manufactured by us in 1988, resulted in a derailment and a chemical spill. The complaint alleges in excess of $14 million in damages. Answers have been filed in both cases and the parties have agreed to stay the Nebraska action and proceed with the litigation in Texas. No trial date has been set.
      On September 23, 2004, two current employees and one former employee of ours filed a civil complaint in Multnomah County Circuit Court, State of Oregon, alleging that we failed to comply with Oregon wage and hour laws. Plaintiffs seek injunctive relief and unspecified unpaid wages, penalty wages, costs, disbursements, and attorneys’ fees. No trial date has been set.
      Management intends to vigorously defend its position in each of the foregoing cases and believes that any ultimate liability resulting from the above litigation will not materially affect our financial condition or results of operations.
      From time to time, we are involved as a defendant in other litigation in the ordinary course of business. While the ultimate outcome of such legal proceedings cannot be determined at this time, management believes that the resolution of these actions will not have an adverse effect on our financial condition or results of operation.
      On April 20, 2005, the parties to the litigation, which was initially filed by Mr. James against us and all of our directors serving on July 26, 2004 other than Mr. James, filed with the Delaware court the order approving the stipulation and dismissal of Delaware litigation. The Delaware court granted that order on April 21, 2005. See “Recent Developments — Settlement with the Estate of Alan James” and “Certain Relationships and Related Party Transactions — Litigation.”

MANAGEMENT
Executive Officers and Directors
      The following table identifies our executive officers and directors and indicates their ages and current positions:

Name	Age	Position

William A. Furman	61	President, Chief Executive Officer and Director
Robin D. Bisson	51	Senior Vice President Marketing and Sales and President of Greenbrier Railcar, Inc.
William L. Bourque	58	Vice President International Marketing
Larry G. Brady	65	Senior Vice President and Chief Financial Officer
Linda M. Olinger	43	Vice President, Corporate Controller
Mark J. Rittenbaum	47	Senior Vice President and Treasurer
James T. Sharp	50	President of Greenbrier Leasing Corporation
Timothy A. Stuckey	54	President of Gunderson Rail Services, Inc.
Norriss M. Webb	65	Executive Vice President and General Counsel
L. Clark Wood	63	President of Manufacturing Operations
Victor G. Atiyeh	82	Director
Duane C. McDougall	53	Director
A. Daniel O’Neal, Jr.	69	Director
Charles J. Swindells*	63	Director
C. Bruce Ward	74	Director and Chairman of the Board of Directors of Gunderson, Inc.
Donald A. Washburn	60	Director
Benjamin R. Whiteley	75	Chairman of the Board of Directors

*	Effective September 1, 2005
     Set forth below is biographical information for our executive officers and directors.
      William A. Furman, President, Chief Executive Officer and Director. Mr. Furman has held these positions since 1994. Mr. Furman is also Managing Director of TrentonWorks Limited, a manufacturing subsidiary, and has held this position since March 1995. Mr. Furman was Chief Executive Officer of Gunderson, Inc., a manufacturing subsidiary, from 1990 to 2000 and was Vice President of Greenbrier, or its predecessor company, from 1974 to 1994. Prior to 1974, Mr. Furman was Group Vice President for the Leasing Group of TransPacific Financial Corporation, and earlier he was General Manager of the Finance Division of FMC Corporation. Mr. Furman serves as a director of Schnitzer Steel Industries, Inc., a steel recycling and manufacturing company.
      Robin D. Bisson, Senior Vice President Marketing and Sales. Mr. Bisson has held this position since 1996 and has been President of Greenbrier Railcar, Inc., a subsidiary that engages in railcar leasing, since 1991. Mr. Bisson was Vice President of Greenbrier Railcar, Inc. from 1987 to 1991 and has been Vice President of Greenbrier Leasing Corporation, a subsidiary that engages in railcar leasing, since 1987.
      William L. Bourque, Vice President International Marketing. Mr. Bourque has held this position since 1999. Prior to that appointment, he served as Vice President Marketing of Greenbrier Leasing Corporation and Vice President of Greenbrier Intermodal.
      Larry G. Brady, Senior Vice President and Chief Financial Officer of the Company. Prior to becoming Senior Vice President in 1998, he was Vice President and Chief Financial Officer since 1994. Mr. Brady has been Senior Vice President of Greenbrier Leasing Corporation since he joined the Company in 1991.

      Linda M. Olinger, Vice President Corporate Controller. Ms. Olinger has held this position since January 2004. Prior to becoming Vice President, she was Corporate Controller since 2000.
      Mark J. Rittenbaum, Senior Vice President and Treasurer of the Company. Mr. Rittenbaum has held this position since 2001. Prior to becoming Senior Vice President, he was Vice President and Treasurer since 1994. Mr. Rittenbaum is also Vice President of Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., positions he has held since 1993 and 1994.
      James T. Sharp, President of Greenbrier Leasing Corporation. Mr. Sharp has held this position since February 2004, prior to which he served as Vice President of Marketing and Operations of the Company since 1999 and was Vice President of Sales from 1996 to 1999.
      Timothy A. Stuckey, President of Gunderson Rail Services, Inc. Mr. Stuckey has held this position with our repair and refurbishment subsidiary since May 1999, prior to which he served as Assistant Vice President of Greenbrier Leasing Corporation since 1987.
      Norriss M. Webb, Executive Vice President and General Counsel. Mr. Webb has held this position since 1994. He is also Vice President, Secretary and a director of Gunderson, Inc. Mr. Webb was Vice President of the Company from 1981 to 1994.
      L. Clark Wood, President of Manufacturing Operations. Mr. Wood has held this position since April 1998, and he has also been Chief Executive Officer and a director of Gunderson, Inc. since 2000, and Chief Executive Officer of TrentonWorks Limited since June 1995. Mr. Wood was President of Gunderson, Inc. from 1990 to 1999.
      Victor G. Atiyeh, Director. Mr. Atiyeh has been a principal in Victor Atiyeh & Co., international trade consultants, since 1987. He was Governor of the State of Oregon from January 1979 to January 1987. Prior to being elected governor, Mr. Atiyeh was President of Atiyeh Brothers a private retail company. He also serves as a director and Vice Chairman of Cedars Bank located in Los Angeles, California.
      Duane C. McDougall, Director. Mr. McDougall served as President and Chief Executive officer of Willamette Industries, Inc., an international forest products company, from 1998 to 2002. Prior to becoming President and Chief Executive Officer, he served as Chief Operating Officer and also Chief Accounting Officer during his 21-year tenure with Willamette Industries, Inc. He also serves as a director of West Coast Bancorp, InFocus Corporation and Cascade Corporation. The board of directors has determined that Mr. McDougall’s simultaneous service on three audit committees in addition to the Company’s audit committee will not impair his ability to effectively serve as a member of the Company’s audit committee.
      A. Daniel O’Neal, Jr., Director. Mr. O’Neal also has been a director of Gunderson since 1985. From 1973 until 1980, Mr. O’Neal served as a commissioner of the Interstate Commerce Commission and, from 1977 until 1980, served as its Chairman. From 1989 until 1996 he was Chief Executive Officer and owner of a freight transportation services company. He has been Chairman of Washington State’s Freight Mobility Board since being appointed by the Governor in 1998. As of November 1, 2003, Mr. O’Neal is a member of the Washington State Transportation Commission, which serves as the board of directors for the State of Washington Transportation department.
      Charles J. Swindells, Director, effective September 1, 2005. Mr Swindells served as United States Ambassador to New Zealand and Samoa from 2001 to 2005. Before becoming Ambassador, Mr. Swindells was Vice Chairman of US Trust Company, N.A.; Chairman and Chief Executive Officer of Capital Trust Management Corporation; and Managing Director/Founder of Capital Trust Company. He also served as Chairman of World Wide Value Fund, a closed-end investment company listed on the New York Stock Exchange. Mr. Swindells was one of five members on the Oregon Investment Council overseeing the $20 billion Public Employee Retirement Fund Investment Portfolio and was a member of numerous non-profit boards of trustees, including serving as Chairman of the Board for Lewis & Clark College in Portland, Oregon.
      C. Bruce Ward, Director. Mr. Ward is also Chairman of the Board of Directors of Gunderson, Inc. Mr. Ward has served as Chairman of Gunderson, Inc. since 1990 and was President and Chief Executive

Officer from 1985 to 1989. Mr. Ward is a former director of Stimson Lumber Company, a privately-held forest products company.
      Donald A. Washburn, Director. Mr. Washburn was appointed as a director in August 2004. Mr. Washburn served as Executive Vice President of Northwest Airlines, Inc., an international airline, from 1995 to 1998. Prior to becoming Executive Vice President, he served as Senior Vice President for Northwest Airlines, Inc. from 1990 to 1995. Mr. Washburn served in several positions from 1980 to 1990 including Executive Vice President for Marriott Corporation, an international hospitality operation. He also serves as a director of LaSalle Hotel Properties, Key Technology, Inc., Amedisys, Inc., as well as several privately held companies and nonprofit corporations.
      Benjamin R. Whiteley, Chairman of the Board of Directors. Mr. Whiteley is retired Chairman and Chief Executive Officer of Standard Insurance Company, an Oregon based life insurance company where he served in a number of capacities over 44 years ending in 2000. Mr. Whiteley has served previously as a director of several publicly held companies.
      Executive officers are designated by the board of directors. There are no family relationships among any of our executive officers or directors. One of our wholly-owned subsidiaries, Gunderson, Inc., employs Ms. Julie Ward, the daughter of Mr. C. Bruce Ward, who is one of our directors and is Chairman of Gunderson, Inc. During fiscal 2004, Ms. Ward earned approximately $65,800 in salary and bonus.
Employment Agreement with Mr. Furman
      On April 20, 2005, we entered into an employment agreement with Mr. Furman, our President and Chief Executive Officer. The employment agreement provides that we will pay Mr. Furman a base salary of $550,000 per year (subject to increase by the compensation committee of the board of directors), an annual performance-based cash bonus up to 150% of his base salary, and an annual retirement benefit of $407,000 commencing in November 2004 and continuing until Mr. Furman reaches age 70. Either party may terminate the employment agreement at any time upon written notice.
      The employment agreement contains a two-year noncompete clause limiting Mr. Furman’s activities with competing businesses upon termination. In the event of his termination following a change in control, Mr. Furman will be entitled to a lump sum severance amount equal to three times his base salary and average bonus, accrued salary and vacation, and continuation for three years of specified employee benefits. We have also granted Mr. Furman registration rights for a period of five years following termination of employment, as long as he continues to hold at least 10% of our outstanding shares of common stock and desires to sell at least 500,000 of such shares.
Stockholders’ Agreement
      Mr. James and Mr. Furman were parties to a Stockholders’ Agreement, dated July 1, 1994. Pursuant to the terms of the Stockholders’ Agreement, the Estate and Mr. Furman each have a right of first refusal with respect to the sale of shares by the other party, which right may be exercised within 60 days following notice from the other party. Pursuant to the settlement agreement with the Estate, each of the Estate and Mr. Furman waived their respective rights of first refusal for purposes of the purchases by us on May 12, 2005 with the net proceeds of the equity offering. The settlement created a new right of first refusal in favor of Mr. Furman and us, pursuant to which the Estate must provide both Mr. Furman and us with seven days’ advance notice of any intended sale. Assuming that neither Mr. Furman nor we exercise our rights of first refusal in such an instance, the Estate must then consummate any intended transfer within specified time periods. The Stockholders’ Agreement will be terminated following the disposition of all of the shares of our common stock held by the Estate or Mr. Furman.

PRINCIPAL STOCKHOLDERS
      The following table below sets forth information, as of August 5, 2005, with respect to the beneficial ownership of our common stock by each of our directors, our five most highly-compensated executive officers as of the end of our last year and all of our directors and executive officers as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. All information with respect to beneficial ownership has been furnished by each director or executive officer.

	Shares beneficially owned

Name	Number		Percent(1)

Victor G. Atiyeh	1,641	(3)	(4)
William A. Furman	2,080,500		13.5%
Duane C. McDougall	3,341	(3)	(4)
A. Daniel O’Neal, Jr.	11,791		(4)
C. Bruce Ward	15,000	(2)	(4)
Donald A. Washburn	1,341	(3)	(4)
Benjamin R. Whiteley	21,841	(3)	(4)
Robin D. Bisson	52,501	(2)(3)	(4)
James T. Sharp	10,000	(3)	(4)
L. Clark Wood	54,800	(2)(3)	(4)
All directors and executive officers as a group (16 persons)	2,529,022	(2)	16.4%

(1)	Calculated based on number of outstanding shares as of August 5, 2005, plus, for each individual, the total number of shares as to which that person has the right to acquire beneficial ownership within 60 days following August 5, 2005.

(2)	The shares shown as beneficially owned included 6,000 shares for Mr. Ward, 22,500 shares for Mr. Bisson, 44,500 shares for Mr. Wood and 282,500 shares for the other members of the group, which such persons and the group have the right to acquire by exercise of stock options within 60 days after August 5, 2005.

(3)	The shares shown as beneficially owned included 1,341 shares for each of Messrs. Atiyeh, McDougall, Washburn and Whiteley, 30,000 shares for Mr. Bisson, 10,000 shares for Mr. Sharp, 10,000 shares for Mr. Wood and 78,000 shares for the other members of the group that are restricted shares, which vest annually on a prorata basis over periods up to 5 years.

(4)	Less than one percent.
      In addition to Mr. Furman, the following table sets forth information with respect to persons known by us to beneficially own more than 5% of our common stock.

	Shares beneficially owned

Name	Number		Percent

Tontine Capital Partners, L.P. 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	1,118,400	(1)	7.49	%(2)

(1)	As reported in a Schedule 13G dated July 6, 2005, and filed with the SEC on July 18, 2005, by Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Management, L.L.C. (“TCM”), the general partner of TCP, and Jeffrey L. Gendell, the managing member of TCM. The Schedule 13G discloses that TCP, TCM and Mr. Gendell share the power to vote and dispose of the shares.

(2)	Calculated based on number of outstanding shares as of June 28, 2005.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      James-Furman & Company Partnership. Messrs. James and Furman were partners in a general partnership, James-Furman & Company (the “Partnership”), that, among other things, engaged in the ownership, leasing and marketing of railcars and programs for refurbishing and marketing of used railcars. As a result of Mr. James’ death, the Partnership dissolved as of January 28, 2005. In 1989, we entered into agreements with the Partnership pursuant to which we manage and maintain railcars owned by the Partnership in exchange for a fixed monthly fee that is no less favorable to us than the fee we could obtain for similar services rendered to unrelated parties. The maintenance and management fees paid to us under such agreements in 2004 aggregated $108,270. In addition, the Partnership paid us fees of $60,000 in 2004 for administrative and other services. The management and maintenance agreements presently in effect between us and the Partnership provide that in remarketing railcars owned by the Partnership and us, as well as by unaffiliated lessors, we will, subject to the business requirements of prospective lessees and regulatory requirements, grant priority to that equipment which has been off-lease and available for the longest period of time. Additions to the lease fleet of new or used equipment are deemed to be off-lease and available from the date of addition to the fleet.
      Such agreements also provide that the Partnership will grant to us a right of first refusal with respect to any opportunity originated by the Partnership in which we may be interested involving the manufacture, purchase, sale, lease, management, refurbishing or repair of railcars. The right of first refusal provides that prior to undertaking any such transaction the Partnership must offer the opportunity to us and must provide the disinterested, independent members of our board of directors a period of not less than 30 days in which to determine whether we desire to pursue the opportunity. The right of first refusal in favor of us continues for a period of 12 months after the date that both of Messrs. James and Furman cease to be our officers or directors. Prior to Mr. James’ death, the Partnership had advised us that it did not expect to pursue acquisitions of additional railcars. As of the date of this prospectus, it is unclear how the agreements between us and the Partnership will be addressed due to the Partnership’s dissolution.
      Indebtedness of Management. Since the beginning of our last year, none of our directors or executive officers has been indebted to us or our subsidiaries in excess of $60,000 except that L. Clark Wood, President of our Manufacturing Operations, is indebted to, and has executed a promissory note in favor of, Greenbrier Leasing Corporation. The largest aggregate amount outstanding during 2004 under such promissory note was $300,000. As of August 31, 2004, $200,000 remained outstanding under such note. In 2004, we forgave $100,000 in principal of such promissory note and have treated the amount forgiven as bonus earned. The promissory note is payable upon demand and is secured by a mortgage on Mr. Wood’s residence. The note does not bear interest and has not been amended since the issuance of the note in 1994.
      Option on Properties. In 1994, we granted Messrs. James and Furman a 10-year option to purchase three parcels of residential real estate owned by us at a purchase price equal to the greater of our adjusted basis in the properties or fair market value, as determined by an independent appraiser we select. Mr. James was in the process of exercising his option to purchase the property prior to his death. The fair market value of the property has been appraised at $1,450,000. As part of the settlement with the Estate, we have released the Estate from its obligation to purchase the property.
      Policy. We follow a policy that all proposed transactions by us with directors, officers, five percent stockholders and their affiliates be entered into only if such transactions are on terms no less favorable to us than could be obtained from unaffiliated parties, are reasonably expected to benefit us and are approved by a majority of the disinterested, independent members of our board of directors.

      Litigation. On July 26, 2004, Mr. James, then-Chairman of our board of directors, filed an action in the Court of Chancery of the State of Delaware against us and all of our then-existing directors other than Mr. James. The action sought rescission of the stockholder rights agreement, alleging, among other things, that directors breached their fiduciary duties in adopting the rights agreement and that adopting the rights agreement breached the right-of-first-refusal provisions of the Stockholders’ Agreement among Mr. James, William A. Furman and us. Subsequently, the action was amended to remove the claims regarding the stockholders’ agreement. The lawsuit did not seek monetary damages. On April 19, 2005, the Estate was substituted as a plaintiff in this litigation. The settlement agreement required the Estate to cause the dismissal, with prejudice, of all claims in this litigation. On April 20, 2005, the parties to the litigation filed with the Delaware court the order approving the stipulation and dismissal of the Delaware litigation. The Delaware court granted that order on April 21, 2005.

DESCRIPTION OF OTHER INDEBTEDNESS
      The following description briefly summarizes material terms of certain of our credit arrangements, including credit arrangements of our subsidiaries. The description is only a brief summary and does not purport to describe all of the terms of the credit arrangements that may be important. Unless the context requires otherwise, all amounts originating in foreign currency have been translated at the May 31, 2005 exchange rate for the following discussion.
Revolving Credit Facilities
      We have replaced a substantial portion of our consolidated indebtedness, which was structured as obligations of our various North American operating subsidiaries.
      On June 29, 2005, we and our Canadian subsidiary, TrentonWorks Limited, entered into a senior secured credit facility for approximately $150.0 million. This new credit arrangement includes of a $125.0 million, five-year revolving credit facility guaranteed by all of our material domestic subsidiaries. The arrangement also includes a five-year revolving credit facility for our Canadian manufacturing operations for CDN$30.0 million, which we guarantee. The credit facility replaces our three existing North American credit facilities of a similar aggregate amount. Available borrowings are based on defined levels of inventory, receivables, leased equipment and property, plant and equipment. Advances bear interest at rates that depend on the type of borrowing and the ratio of debt to total capitalization, as defined in the credit agreement.
      In addition, lines of credit aggregating $19.8 million are available for working capital for our European operations, principally through June 30, 2006. Advances under these revolving credit agreements bear interest at varying rates. At May 31, 2005, outstanding borrowings under these lines of credit aggregated $16.4 million.
Term Loans
      As of May 31, 2005, the total amount of our term loans outstanding was $40.7 million. The following summarizes key provisions of our term loans:

	Amount		Effective
	Outstanding as of		Interest
Lender	May 31, 2005	Maturity Date	Rate (%)

	($ in thousands)
Term Loans:
KeyCorp Leasing	9,027	August 31, 2006	7.31
Kreditanstalt für Wiederaufbau	8,343	March 31, 2011	7.43
Bombardier Transportation	7,500	December 1, 2009	4.36
Kreditanstalt für Wiederaufbau	6,737	March 31, 2011	5.61
Bank of America, N.A	7,015	June 30, 2012	4.38
KeyCorp Leasing	1,907	June 2007	5.79
Noncompete Agreement (3 persons)	159	July 1, 2006	—
KeyCorp Leasing	48	December 31, 2005	8.45
Toyota Motor Credit Corporation	3	August 31, 2005	4.90
Subordinated Debt
      In 1990, we entered into an agreement to purchase, refurbish and lease over 10,000 used railcars between 1990 and 1997. In connection with that agreement, we issued subordinated notes that amounted to approximately $9.8 million as of May 31, 2005 to the seller of these railcars. The subordinated notes bear interest at 9.0%, with the principal due ten years from the date of issuance of the notes. The agreement includes an option that, under certain conditions, provides for the seller to repurchase the railcars, at the date the underlying subordinated notes are due, in an amount equal to our original acquisition cost. We have received notice that the seller intends to exercise its purchase options, and amounts due under the subordinated notes will be paid off from the repurchase proceeds.

DESCRIPTION OF NOTES
      You can find the definitions of certain terms used in this description under the caption “— Certain Definitions.” In this description, the word “Greenbrier” refers only to The Greenbrier Companies, Inc. and not to any of its Subsidiaries.
      Greenbrier issued the original notes and will issue the exchange notes under an indenture among itself, the Guarantors and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The form and term of the exchange notes and the original notes are identical in all material respects, except that transfer restrictions and registrations rights applicable to the original notes will not apply to the exchange notes.
      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available from Greenbrier as set forth below under the caption “— Additional Information.”
      The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture and the registration rights agreement.
Brief Description of the Notes and the Subsidiary Guarantees
      The original notes are, and the exchange notes will be:

•	general unsecured obligations of Greenbrier;

•	pari passu in right of payment with all other unsubordinated Indebtedness of Greenbrier;

•	effectively subordinated to any secured Indebtedness of Greenbrier (including obligations under the Credit Agreement) to the extent of the assets securing such Indebtedness;

•	senior in right of payment to all subordinated Indebtedness of Greenbrier; and

•	unconditionally guaranteed by each existing and future Restricted Subsidiary that is a Domestic Subsidiary (other than any Domestic Subsidiary that is an Immaterial Subsidiary) (the “Guarantors”).
      Each Guarantee of a Guarantor of the original notes is, and each Guarantee of a Guarantor of the exchange notes will be:

•	a general unsecured obligation of that Guarantor;

•	pari passu in right of payment with any existing and future unsubordinated Indebtedness of that Guarantor; and

•	effectively subordinated to any secured Indebtedness of that Guarantor (including the applicable Guarantor’s guarantee under the Credit Agreement) to the extent of the assets securing such Indebtedness.
      Not all of the Subsidiaries of Greenbrier will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-Guarantor Subsidiaries, holders of their Indebtedness, including their trade creditors, will generally be entitled to payment of their claims from the assets of those Subsidiaries before any assets are made available for distribution to Greenbrier or a Guarantor. The aggregate sales, EBITDA and assets as of and for the year ended August 31, 2004 of the Subsidiaries of Greenbrier that will not be Guarantors represented approximately 43.7%, 12.3% and 14.8%, respectively, of our total sales, EBITDA and assets as of and for the year ended August 31, 2004. For a description of EBITDA, see “Prospectus Summary — Summary Consolidated Financial and Operating Data.”
      As of the date of the indenture, all of Greenbrier’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” Greenbrier will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Greenbrier’s Unrestricted Subsidiaries will not Guarantee the notes or be subject to many of the restrictive covenants in the indenture.
Principal, Maturity and Interest; Additional Notes
      Greenbrier issued $175.0 million in initial aggregate principal amount of original notes and will issue up to the same amount of exchange notes pursuant to the exchange offer. Greenbrier may issue additional notes under the indenture from time to time after this exchange offer. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any such additional notes will be issued with the same terms and with the same CUSIP numbers as the notes offered hereby. Greenbrier will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 15, 2015. All references to notes herein include the additional notes, if any, except as otherwise stated.
      Interest on the notes accrues at the rate of 8 3/8% per annum and is payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2005. Greenbrier will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.
      Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      Subject to the provisions described under the caption “— Book-Entry, Delivery and Form” and “— Same Day Settlement and Payment,” if a Holder of notes has given wire transfer instructions to Greenbrier, Greenbrier will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Greenbrier elects to make interest payments by check mailed to the Holders of the notes at the address set forth in the register of Holders. See “— Book-Entry, Delivery and Form” and “— Same Day Settlement and Payment.”
Paying Agent and Registrar for the Notes
      The trustee acts as paying agent and registrar. Greenbrier may change the paying agent or registrar without prior notice to the Holders of the notes and Greenbrier or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
      A Holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Greenbrier will not be required to transfer or exchange any note selected for redemption. Also, Greenbrier will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.
Subsidiary Guarantees
      The original notes are, and the exchange notes will be, unconditionally guaranteed by each existing or future Restricted Subsidiary of Greenbrier that is a Domestic Subsidiary (other than any Domestic Subsidiary that is an Immaterial Subsidiary). These Subsidiary Guarantees are and will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee are and will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Certain events may delay payment on, lead to the subordination of, or void our and our subsidiaries’ obligations under the notes.”
      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Greenbrier or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) such sale or other disposition complies with the “Asset Sale” provisions of the indenture, including the application of the Net Proceeds therefrom.
      The Subsidiary Guarantee of a Guarantor will be released:

(1) upon consummation of any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Greenbrier or a Restricted Subsidiary of Greenbrier if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) if Greenbrier designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(3) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”
      See “— Repurchase at the Option of Holders — Asset Sales.”
Optional Redemption
      At any time prior to May 15, 2008, Greenbrier may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days notice, at a redemption price of 108.375% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the Net Cash Proceeds of one or more Public Equity Offerings, provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by Greenbrier and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) Greenbrier mails notice of redemption no later than 30 days after the closing of such Public Equity Offering and consummates the redemption within 60 days of the closing of such Public Equity Offering.
      Except pursuant to the preceding paragraph, the notes will not be redeemable at Greenbrier’s option prior to May 15, 2010.
      On or after May 15, 2010, Greenbrier may redeem all or a part of the notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below, subject to the rights of Holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2010	104.188%
2011	102.792%
2012	101.396%
2013 and thereafter	100.000%
Mandatory Redemption
      Greenbrier is not required to make mandatory redemption or sinking fund payments with respect to the notes.
Repurchase at the Option of Holders
Change of Control
      If a Change of Control occurs, each Holder of notes will have the right to require Greenbrier to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes (a “Change of Control Offer”) at a purchase price (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of Holders of notes on the relevant record date to receive interest due on the relevant interest payment date; provided, however, notwithstanding the occurrence of a Change of Control, Greenbrier will not be obligated to purchase the Notes pursuant to a Change of Control Offer if, prior to the time at which the Change of Control Offer is required to be made, Greenbrier mails an irrevocable notice of redemption of all Notes pursuant to the provisions of the indenture described under the caption “— Optional Redemption.” Within 30 days following any Change of Control, Greenbrier will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the repurchase date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.
      Greenbrier will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Greenbrier will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.
      The indenture provides that, if any Credit Facility prohibits the commencement of the Change of Control Offer or consummation of the repurchase of notes pursuant to the Change of Control Offer, prior to the commencement of a Change of Control Offer but in any event within 60 days following any Change of Control, Greenbrier will:

(1) (a) repay in full and terminate all commitments under Indebtedness under the Credit Agreement and all other Indebtedness the terms of which require repayment upon a Change of Control, or (b) offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all such other Indebtedness and repay such Indebtedness owed to each lender which has accepted such offer in full; or

(2) obtain the requisite consents under the Credit Agreement and all such other Indebtedness to permit the repurchase of the notes as provided herein.

      On or prior to the Change of Control Payment Date, Greenbrier will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by Greenbrier.
      The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Greenbrier will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Greenbrier repurchase or redeem the notes in the event of a highly leveraged transaction or a takeover, recapitalization or similar transaction.
      If a Change of Control Offer is required to be made, there can be no assurance that Greenbrier will have available funds that are sufficient to pay the Change of Control Payment for all of the notes that might be tendered for repurchase by Greenbrier.
      Greenbrier is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Greenbrier and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer conveyance or other disposition of “all or substantially all” of the properties or assets of Greenbrier and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Greenbrier to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Greenbrier and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.
Asset Sales
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Greenbrier (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such Fair Market Value is determined by Greenbrier’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) with respect to Asset Sales by Greenbrier or any Guarantor, at least 75% of the consideration therefor received by Greenbrier or such Guarantor is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities of Greenbrier or such Guarantor that, pursuant to GAAP, would appear on its balance sheet immediately prior to such Asset Sale (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or the Subsidiary Guarantee) that are assumed by the transferee of any such assets (and, with respect to any such liabilities that constitute Indebtedness of Greenbrier or such Guarantor, the liabilities are assumed pursuant to a customary written novation agreement that releases Greenbrier or such Guarantor from further liability); and

(b) any securities, notes or other obligations received by Greenbrier or such Guarantor from such transferee that are contemporaneously converted by Greenbrier or such Guarantor into cash or within 180 days after the Asset Sale (to the extent of the cash received in that conversion).

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Greenbrier may apply such Net Proceeds at its option:

(1) to repay or prepay Indebtedness outstanding under the Credit Agreement and, if the Indebtedness repaid or prepaid is revolving credit Indebtedness, to reduce commitments with respect thereto correspondingly and permanently;

(2) to acquire Business Related Assets.
      Pending the final application of any such Net Proceeds, Greenbrier may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.
      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million (“Excess Proceeds Trigger Date”), then not more than 30 days after the Excess Proceeds Trigger Date, Greenbrier will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Greenbrier may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture and such amounts no longer shall constitute Excess Proceeds. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
      Greenbrier will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, Greenbrier will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
      The Credit Agreement and certain other agreements governing Greenbrier’s outstanding Indebtedness currently limit or prohibit Greenbrier from purchasing any notes, and also provide that certain change of control or asset sale events with respect to Greenbrier would constitute a default under these agreements. Any future credit agreements or other agreements relating to Indebtedness to which Greenbrier becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Greenbrier is limited or prohibited from purchasing notes, Greenbrier could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Greenbrier does not obtain such a consent or repay such borrowings, Greenbrier will remain limited or prohibited from purchasing notes. In such case, Greenbrier’s failure to purchase some or all of the tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the agreements governing Indebtedness that contain such restrictions.

Certain Covenants
Effectiveness of Covenants
      Following the first Business Day on which:

(1) the notes have an Investment Grade Rating; and

(2) no Default or Event of Default has occurred and is continuing under the indenture;
      Greenbrier and its Restricted Subsidiaries will not be subject to the provisions of the indenture summarized below under the captions:

•	“— Repurchase at the Option of Holders — Asset Sales,”

•	“— Certain Covenants — Restricted Payments,”

•	“— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“— Certain Covenants — Sale and Leaseback Transactions,”
(collectively, the “Suspended Covenants”). If at any time the notes’ credit rating is downgraded from an Investment Grade Rating, then the Suspended Covenants will be reinstated as if such covenants had never been suspended and will be enforceable pursuant to the terms of the indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the indenture), unless and until the notes subsequently attain an Investment Grade Rating (in which event the Suspended Covenants shall no longer be in effect for such time that the notes maintain an Investment Grade Rating); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the indenture, the notes or the Subsidiary Guarantees with respect to the Suspended Covenants based on any actions taken or events occurring after the notes attain an Investment Grade Rating and before any reinstatement of such Suspended Covenants, or any actions taken at any time pursuant to any contractual obligation arising prior to such reinstatement, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. Without limitation, at any time the Suspended Covenants are reinstated, all Indebtedness incurred during a time when the Suspended Covenants had been suspended shall be deemed to be Existing Indebtedness.
Restricted Payments
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Greenbrier’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Greenbrier or any of its Restricted Subsidiaries) or to the direct or indirect holders of Greenbrier’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Greenbrier and other than dividends or distributions payable to Greenbrier or a Restricted Subsidiary of Greenbrier);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Greenbrier) any Equity Interests of Greenbrier, any direct or indirect parent company of Greenbrier or any Subsidiary;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except payments of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

      unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Greenbrier would have been permitted at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Greenbrier and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Greenbrier for the period (taken as one accounting period) from the beginning of the first fiscal quarter in which notes are first issued under the indenture to the end of Greenbrier’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by Greenbrier since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Greenbrier (other than (x) Disqualified Stock and (y) the net cash proceeds received by Greenbrier from the Settlement Offering) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Greenbrier that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Greenbrier); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment.
      So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Greenbrier or any Restricted Subsidiary or of any Equity Interests of Greenbrier in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Greenbrier) of, Equity Interests of Greenbrier (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of Greenbrier or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary to the holders of its common Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Greenbrier or any Restricted Subsidiary held by any of Greenbrier’s (or any of its Restricted Subsidiaries’) employees or directors pursuant to any equity compensation plan, subscription agreement or stock option agreement in effect as of the date on which notes are first issued under the indenture or under any other such plan or agreement approved by the shareholders of Greenbrier thereafter; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $3.0 million in any fiscal year (with any unused amounts in any fiscal year being available to be so utilized in succeeding fiscal years);

(6) the purchase of Equity Interests of Joint Ventures or of 3048389 Nova Scotia Limited, in each case pursuant to contractual obligations existing on the date on which notes were first issued under the indenture;

(7) the repurchase, redemption or other acquisition for value of any Equity Interests of Greenbrier held by the Estate of Alan James for aggregate consideration not in excess of $10.0 million since the date on which notes were first issued under the indenture;

(8) the Settlement Distribution; and

(9) other Restricted Payments in an aggregate amount not in excess of $15.0 million since the date on which notes were first issued under the indenture.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Greenbrier or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Greenbrier whose resolution with respect thereto will be delivered to the trustee. The Board of Directors determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million. Not later than the date of making any Restricted Payment, Greenbrier will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payment” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.
Incurrence of Indebtedness and Issuance of Preferred Stock
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Greenbrier will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided, however, that (A) Greenbrier and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and (B) any Foreign Subsidiary may incur Indebtedness (including Acquired Debt) so long as neither Greenbrier nor any Guarantor (i) provides credit support of any kind with respect thereto (including any undertaking, agreement or instrument that would constitute Indebtedness), or (ii) is directly or indirectly liable with respect thereto, as a guarantor or otherwise, or (iii) constitutes the lender thereof, if, in the case of both clauses (A) and (B), (1) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving pro forma effect to, the incurrence of such Indebtedness or the issuance of such Disqualified Stock and (2) the Consolidated Interest Coverage Ratio for Greenbrier’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.
      The preceding paragraph will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”), so long as no Default or Event of Default has occurred and is continuing at the time of incurrence thereof or would be caused thereby:

(1) the incurrence by Greenbrier or any Guarantor of Indebtedness under Credit Facilities (and the incurrence by Greenbrier or any Guarantor of guarantees thereof) in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Greenbrier and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $125.0 million or (ii) the Borrowing Base or (iii) 65.0% of the Leasing Assets of Greenbrier and the Guarantors, valued at the net book value thereof determined in accordance with GAAP, that are subject to no Lien other than Liens described in clause (1) of the definition of the term “Permitted Liens,” in any case less the aggregate amount of all Net Proceeds applied by Greenbrier or any Restricted Subsidiary to repay any Indebtedness under Credit Facilities (and, in the case of any revolving credit Indebtedness under a Credit Facility, to effect a corresponding commitment reduction thereunder) pursuant to the covenant “— Repurchase at the Option of Holders — Asset Sales”;

(2) the incurrence by Greenbrier and any Restricted Subsidiary of Existing Indebtedness;

(3) the incurrence by Greenbrier and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by Greenbrier or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Greenbrier or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by Greenbrier or any of the Guarantors of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (9) or (12) of this paragraph;

(6) the incurrence by Greenbrier or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Greenbrier and any of its Restricted Subsidiaries; provided, however, that:

(a) if Greenbrier or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Greenbrier, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Greenbrier or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Greenbrier or a Wholly Owned Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Greenbrier or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Greenbrier or any of its Restricted Subsidiaries of Hedging Obligations in respect of (a) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other similar agreements or arrangements designed to protect Greenbrier or such Restricted Subsidiary against fluctuations in interest rates, (b) currency swap agreements, currency forward agreements and other similar agreements or arrangements designed to protect Greenbrier or such Restricted Subsidiary against fluctuations in currency exchange rates, and (c) commodity agreements, such as futures contracts, forward contracts, options or other agreements entered into for the purposes of protecting Greenbrier or a Restricted Subsidiary against fluctuations in the price of, or shortage of supply of, commodities used in the ordinary course of business, in each case entered into for risk hedging purposes in the ordinary course of business and not for speculative purposes;

(8) the Guarantee by Greenbrier or any Restricted Subsidiary of Indebtedness of Greenbrier or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant (other than (x) Indebtedness incurred by Foreign Subsidiaries under the first paragraph of this covenant and (y) Indebtedness incurred by Leasing Subsidiaries under clause (11) of this paragraph);

(9) the incurrence by any Foreign Subsidiary of Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $50.0 million;

(10) the incurrence by any Foreign Subsidiary of Indebtedness in respect of performance guaranties, performance bonds or similar obligations issued or incurred to support such Foreign Subsidiary’s performance of its obligations under contracts for the supply of rail cars, marine barges or surface transportation equipment, in an aggregate principal amount not to exceed $25.0 million at any time outstanding;

(11) the incurrence by any Leasing Subsidiary of Indebtedness in the ordinary course of its equipment leasing business in an aggregate principal amount not to exceed, at the time of incurrence thereof, 75.0% of the net book value (as determined in accordance with GAAP) of Leasing Assets that are subject to Permitted Liens that secure such Indebtedness, so long as neither Greenbrier or any other Guarantor (a) provides credit support of any kind with respect thereto (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable with respect thereto, as a guarantor or otherwise, or (c) constitutes the lender thereof; and

(12) the incurrence by Greenbrier or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $20.0 million.
      Greenbrier may not, and may not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of Greenbrier or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Subsidiary Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of Greenbrier or such Guarantor, as the case may be.
      For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Indebtedness, the U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Greenbrier or a Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
      The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Adjusted Interest Expense of Greenbrier.
      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Greenbrier will be permitted to classify such item of Indebtedness on the date of its incurrence, and later reclassify all or a portion of such Indebtedness, in any manner that complies with this covenant.
Liens
      Greenbrier may not, and may not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the date on which the notes are first issued under the indenture or thereafter acquired, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to, in the case of any Subordinated Indebtedness so secured) the obligations so secured for so long as such obligations are so secured.
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Greenbrier or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Greenbrier or any of its Restricted Subsidiaries;

(2) make loans or advances to Greenbrier or any of its Restricted Subsidiaries; or

(3) sell, lease or otherwise transfer any of its properties or assets to Greenbrier or any of its Restricted Subsidiaries.
      The restrictions set forth in the preceding paragraph will not apply to encumbrances or restrictions existing under or by reason of:

(1) Indebtedness incurred under the Credit Agreement as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive than those contained in the Credit Agreement as in effect on the date of the indenture;

(2) Existing Indebtedness as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive than those contained in such Existing Indebtedness as in effect on the date of the indenture;

(3) the indenture, the notes and the Subsidiary Guarantees;

(4) applicable law;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Greenbrier or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business, so long as such provisions restrict transfer only of the leasehold interest created thereby, or the property subject thereto, or other contract rights arising thereunder;

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(10) any instrument or agreements governing Indebtedness of Foreign Subsidiaries permitted to be incurred under the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Foreign Subsidiaries obligated in respect of such Indebtedness;

(11) any instrument or agreements governing Indebtedness permitted to be incurred under clause (11) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Leasing Subsidiary obligated in respect of such Indebtedness;

(12) the Golden West Agreements; and

(13) Permitted Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien.
Merger, Consolidation or Sale of Assets
      Greenbrier may not, and may not permit any Restricted Subsidiary to, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Greenbrier or such Restricted Subsidiary is the surviving corporation) or (2) sell, assign, transfer, lease, convey or otherwise dispose of property or assets that constitute all or substantially all of the properties or assets of Greenbrier and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Greenbrier or such Restricted Subsidiary is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than Greenbrier or such Restricted Subsidiary) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized and validly existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Greenbrier or such Restricted Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes in writing all the obligations of Greenbrier under the notes, the indenture and the registration rights agreement or the Guarantor under the Subsidiary Guarantee and the indenture, in each case pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default exists;

(4) Greenbrier (or, in a consolidation or merger of Greenbrier with or into another Person, the Person formed by or surviving any such consolidation or merger (if other than Greenbrier) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(5) each Guarantor shall have by amendment to its Subsidiary Guarantee confirmed in writing that its Subsidiary Guarantee shall continue to apply to the obligations of Greenbrier or the surviving Person in accordance with the notes and the indenture.
      The foregoing provisions shall not prohibit a consolidation or merger of (1) a Guarantor with and into a Wholly-Owned Guarantor or Greenbrier, (2) a Domestic Subsidiary that is an Immaterial Subsidiary with and into a Wholly-Owned Guarantor or Greenbrier, or (3) a Foreign Subsidiary with and into another Foreign Subsidiary.
      The foregoing provisions shall not prohibit a consolidation or merger of a Restricted Subsidiary with and into another Person if (x) after giving effect to such transaction, the Person surviving such consolidation or merger is not a Subsidiary of Greenbrier and (y) such transaction does not constitute a disposition of all or substantially all of the properties or assets of Greenbrier and its Restricted Subsidiaries, taken as a whole, which transaction shall constitute an Asset Sale and be governed by the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
      Greenbrier shall deliver to the trustee prior to the consummation of the proposed transaction an officers’ certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and such supplemental indenture comply with the indenture.
Transactions with Affiliates
      Greenbrier may not, and may not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of Greenbrier (each, an “Affiliate Transaction”) unless:

(1) the terms thereof are no less favorable to Greenbrier or such Restricted Subsidiary than those which could be obtained at the time of such transaction in an arm’s-length transaction with a Person who is not an Affiliate; and

(2) Greenbrier delivers to the trustee:

(a) with respect to such Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors of Greenbrier set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Greenbrier; and

(b) with respect to such Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million an opinion of an accounting, appraisal or investment banking firm of national standing to the effect that such Affiliate Transaction is fair to Greenbrier or such Restricted Subsidiary, as the case may be, from a financial point of view.
      The provisions of the prior paragraph will not prohibit:

(1) transactions between or among Greenbrier and its Restricted Subsidiaries;

(2) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Greenbrier;

(3) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;

(4) any employment, consulting, service or termination agreement or reasonable and customary indemnification arrangements, entered into by Greenbrier or any of its Restricted Subsidiaries with directors, officers and employees of Greenbrier or any of its Restricted Subsidiaries and the payment of compensation to directors, officers and employees of Greenbrier or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), in each case in the ordinary course of business; and

(5) the Excluded Transactions and the performance of obligations of Greenbrier under the terms of any other agreement in effect on date on which notes are first issued under the indenture and described in the prospectus.
Sale and leaseback transactions
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Greenbrier or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Greenbrier or such Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Consolidated Interest Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; provided, further, that this clause (1) shall not apply with respect to sale and leaseback transactions entered into by the Leasing Subsidiaries in the ordinary course of business in respect of which neither Greenbrier nor any other Restricted Subsidiary provides credit support of any kind or is otherwise directly or indirectly liable;

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value thereof; provided, that, in connection with a sale and leaseback transaction other than in the ordinary course of the equipment leasing business of Greenbrier and its Subsidiaries, such fair market value shall be determined by resolution of the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Greenbrier applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
      In determining whether the condition specified in clause (1) above is satisfied with respect to any sale and leaseback transaction for which such condition must be satisfied, imputed interest in respect of Attributable Debt relating to such sale and leaseback transaction, and to each other sale and leaseback transaction then existing, shall be added both to Consolidated Cash Flow and Adjusted Interest Expense, to the extent it is not otherwise included therein, for purposes of computing the Consolidated Interest Coverage Ratio.
Business Activities
      Greenbrier may not, and may not permit any of its Restricted Subsidiaries to, engage in any business other than Related Business, except to such extent as would not be material to Greenbrier and its Restricted Subsidiaries, taken as a whole.
Additional Subsidiary Guarantees
      If Greenbrier or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within ten Business Days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.
      In addition to the Guarantors named in the indenture, the indenture provides that any existing or future Subsidiary of Greenbrier shall become a Guarantor if and for so long as such Subsidiary provides a guarantee or otherwise becomes an obligor in respect of Indebtedness of Greenbrier.

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of Greenbrier may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Greenbrier and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be a Restricted Investment made as of the time of such designation and that designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Greenbrier may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Greenbrier of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
Payments for Consent
      Greenbrier may not, and may not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
Reports
      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Greenbrier will furnish to the Holders of notes within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms l0-Q and 10-K if Greenbrier were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC or Form 8-K if Greenbrier were required to file such reports.
      All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Greenbrier’s consolidated financial statements by Greenbrier’s certified independent accountants. In addition, Greenbrier will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.
      If at any time Greenbrier is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Greenbrier will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. If, notwithstanding the foregoing, the SEC will not accept Greenbrier’s filings for any reason, Greenbrier will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Greenbrier were required to file those reports with the SEC.
      If Greenbrier has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the financial condition and results of operations of Greenbrier and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Greenbrier.

      In addition, Greenbrier and the Guarantors agree that, for so long as any notes remain outstanding, if at any time, they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the Holders of notes and to securities analysts and prospective investors upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Events of Default and Remedies
      Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or acceleration or otherwise) of the principal of, or premium if any, on, the notes;

(3) failure by Greenbrier or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by Greenbrier or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by Greenbrier or any Guarantor (or the payment of which is Guaranteed by Greenbrier or any Guarantor) whether such Indebtedness or Guarantee now exists, or is created after the date on which notes are first issued under the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the Stated Maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by Greenbrier or any Guarantor to pay final judgments entered by a court or courts of competent jurisdiction, aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable;

(7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; or

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Greenbrier or any Guarantor that is a Significant Subsidiary or a group of Guarantors that, taken together (as of the latest audited consolidated financial statements for Greenbrier and its Subsidiaries) would constitute a Significant Subsidiary.
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Greenbrier, any Guarantor of Greenbrier that is a Significant Subsidiary or any group of Guarantors of Greenbrier that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Greenbrier (and to the trustee if given by Holders).
      Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.
      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any Holders of notes unless such Holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no Holder of a note may pursue any remedy with respect to the indenture or the notes unless,

(1) such Holder has previously given the trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such Holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) the Holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60 day period.
      The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the Holders of all of the notes, waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.
      Greenbrier is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Greenbrier is required to deliver to the trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of Greenbrier or any Guarantor, as such, will have any liability for any obligation of Greenbrier or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      Greenbrier may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due;

(2) Greenbrier’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Greenbrier’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.
      In addition Greenbrier may, at its option and at any time, elect to have the obligations of Greenbrier and the Guarantors, released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture “Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Greenbrier must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Liquidated Damages, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Greenbrier must specify whether the notes are being defeased to such Stated Maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Greenbrier must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Greenbrier has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date which notes were first issued under the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Greenbrier must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Greenbrier or any of its Subsidiaries is a party or by which Greenbrier or any of its Subsidiaries is bound;

(6) Greenbrier must deliver to the trustee an officers’ certificate stating that the deposit was not made by Greenbrier with the intent of preferring the Holders of notes over the other creditors of Greenbrier with the intent of defeating, hindering, delaying or defrauding any creditors of Greenbrier or others; and

(7) Greenbrier must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation consents obtained in connection with a purchase of or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).
      Without the consent of each Holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes;

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than U.S. dollars;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults;

(7) make any change in the rights of Holders of notes to receive payments of principal of, or interest or premium or additional interest, if any, on the notes;

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the Subsidiary Guarantees;

(10) amend, change or modify the obligation of Greenbrier to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders — Asset Sales” covenant or the obligation of Greenbrier to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders — Change of Control” covenant, including, in each case, amending, changing or modifying any definition relating thereto;

(11) except as otherwise permitted under the “Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by Greenbrier or any Guarantor of any of their rights or obligations under the indenture;

(12) amend or modify any of the provisions of the indenture or the related definitions affecting the subordination or ranking of the notes or any Subsidiary Guarantee in any manner adverse to the holders of the notes or any Subsidiary Guarantee; or

(13) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any Holder of notes, Greenbrier, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Greenbrier’s or a Guarantor’s obligations to Holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of Greenbrier’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to allow any Guarantor to execute a supplemental indenture and /or a Subsidiary Guarantee with respect to the notes or to reflect the release of a Guarantor in accordance with the provisions of the indenture.
Satisfaction and Discharge
      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Greenbrier, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Greenbrier or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will result therefrom (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Greenbrier or any Guarantor is a party or by which Greenbrier or any Guarantor is bound;

(3) Greenbrier or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Greenbrier has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.
      In addition, Greenbrier must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      If the trustee becomes a creditor of Greenbrier or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.
      The Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
      The indenture, the notes and the Subsidiary Guarantees are governed by, and construed in accordance with, the laws of the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b).
Additional Information
      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to The Greenbrier Companies, Inc., One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035, Attention: Chief Financial Officer.
Book-Entry, Delivery and Form
      The original notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”) and in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.
      Rule 144A Notes initially were represented by one or more temporary global notes in registered form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially were represented by one or more temporary notes in registered form without interest coupons (collectively, the “Regulation S Global Notes”). The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Exchange Global Notes” and, together with the Rule 144A Global Notes and the Regulation S Global Notes, the “Global Notes”).
      The Rule 144A Global Notes and the Regulation S Global Notes were, and the Exchange Global Notes will be, deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the closing of the original notes offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in

DTC). Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “— Exchanges between Regulation S Notes and Rule 144A Notes.”
      Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.
      Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) are subject to certain restrictions on transfer and bear a restrictive legend. Regulation S Notes also bear a legend. In addition, transfers of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Greenbrier takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
      DTC has advised Greenbrier that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised Greenbrier that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC credits the accounts of Participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes is shown on, and the transfer of ownership thereof is effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a

Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons is limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Greenbrier and the trustee have treated and will continue to treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Greenbrier, the trustee nor any agent of Greenbrier or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised Greenbrier that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Greenbrier. Neither Greenbrier nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Greenbrier and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Subject to the transfer restrictions applicable to the original notes, transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Subject to compliance with the transfer restrictions applicable to the original notes, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised Greenbrier that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Greenbrier nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Greenbrier that it is unwilling or unable to continue as depositary for the Global Notes and Greenbrier fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) Greenbrier, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and, as relates to the original notes, will bear the applicable restrictive legend unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.
Exchanges Between Regulation S Notes and Rule 144A Notes
      Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available).
      Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/ Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.
Same Day Settlement and Payment
      Greenbrier will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Greenbrier will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. To the extent that the notes represented by the Global Notes trade in the PORTAL market and in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will be required by DTC to be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Greenbrier that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Registration Rights; Liquidated Damages
      The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of the original notes. See “Where You Can Find Additional Information.”
      In connection with the original notes offering, Greenbrier, the Guarantors and the initial purchasers of the original notes entered into the registration rights agreement. Pursuant to the registration rights agreement, Greenbrier and the Guarantors agreed to file with the SEC an exchange offer registration statement (of which this prospectus is a part), with respect to the exchange notes. Upon the effectiveness of the exchange offer registration statement, pursuant to the exchange offer, Greenbrier and the Guarantors will offer to Holders of “transfer restricted securities” (as defined below) who are able to make certain representations the opportunity to exchange their transfer restricted securities for exchange notes.
      If:

(1) Greenbrier and the Guarantors are not

(a) required to file the exchange offer registration statement; or

(b) permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of transfer restricted securities notifies Greenbrier prior to the 20th business day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer;

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from the Issuers or an affiliate of the Issuers,
      Greenbrier and the Guarantors will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.
      Greenbrier and the Guarantors will use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.
      For purposes of the preceding, “transfer restricted securities” means each original note until:

(1) the date on which such original note has been exchanged for an exchange note in the exchange offer other than by a broker dealer;

(2) following the exchange by a broker-dealer in the exchange offer of an original note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(3) the date on which such original note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4) the date on which such original note is distributed to the public pursuant to Rule 144 under the Securities Act.
      The registration rights agreement provides:

(1) Greenbrier and the Guarantors will file the exchange offer registration statement with the SEC on or prior to 90 days after the closing of the original notes offering;

(2) Greenbrier and the Guarantors will use their best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the closing of the original notes offering;

(3) unless the exchange offer would not be permitted by applicable law or SEC policy, Greenbrier and the Guarantors will

(a) commence the exchange offer; and

(b) issue exchange notes in exchange for all original notes tendered prior thereto in the exchange offer; and

(4) if obligated to file the shelf registration statement, Greenbrier and the Guarantors will file the shelf registration statement with the SEC on or prior to 45 days after such filing obligation arises and use their best efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after such obligation arises.
      If:

(1) Greenbrier and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

(3) Greenbrier and the Guarantors fail to consummate the exchange offer within 40 business days after the date specified for effectiveness with respect to the exchange offer registration statement; or

(4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of notes during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), the interest rate borne by the notes shall be increased by 0.50% per annum during the 90-day period immediately following the occurrence of any Registration Default and shall increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event shall such increase exceed 1.50% per annum. Any amount of additional interest due pursuant to the foregoing sentence shall be payable in cash on the same semi-annual payment dates as are specified in the indenture for accrued interest on the notes. Following the cure of all Registration Defaults relating to any particular notes, the interest rate borne by the relevant notes will be reduced to the original interest rate borne by such notes; provided, however, that, if after any such reduction in interest rate, a different Registration Default occurs, the interest rate borne by the relevant notes shall again be increased pursuant to the foregoing provisions.
      Holders of original notes will be required to make certain representations to Greenbrier (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their original notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. By acquiring notes, a Holder is deemed to have agreed to indemnify Greenbrier and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from Greenbrier.
Certain Definitions
      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
      “Acquisition” means:

(1) an Investment by Greenbrier or any Restricted Subsidiary in another Person, if, as a result of such Investment, such other Person becomes a Restricted Subsidiary, or is merged with or into Greenbrier or any Restricted Subsidiary, or

(2) the acquisition by Greenbrier or any Restricted Subsidiary of (x) all or substantially all of the assets of any other Person or (y) all or substantially all of the assets comprising any division or line of business or lease portfolio of any other Person, so long as financial statements for the most recent fiscal year audited by independent certified public accountants of national standing, and unaudited financial statements for each fiscal period ended after the end of such fiscal year that have been reviewed by such accountants, are available (A) in the case of clause (1) and clause (2)(x), for such Person or (B) in the case of clause (2)(y), for the division, line of business or lease portfolio that was so acquired.
      “Adjusted Interest Expense” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to interest rate Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Greenbrier (other than Disqualified Stock) or to Greenbrier or a Restricted Subsidiary of Greenbrier, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;
      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Greenbrier and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Capital Stock by any Restricted Subsidiaries or the sale by Greenbrier or any Restricted Subsidiary of Capital Stock in any of its Subsidiaries.
      The preceding notwithstanding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2) a transfer of assets between or among Greenbrier and its Restricted Subsidiaries;

(3) an issuance of Capital Stock by a Restricted Subsidiary to Greenbrier or to another Restricted Subsidiary;

(4) the sale, lease or other disposition of equipment and inventory (including, without limitation, obsolete equipment and inventory) in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) the sale or other disposition of assets pursuant to the Golden West Agreements; and

(7) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Attributable Debt” means, in respect of a sale and leaseback transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.
      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person servicing a similar function.
      “Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) 85% of the net book value of Greenbrier’s and the Guarantors’ accounts receivable (other than intercompany accounts) at such date and (2) 60% of the net book value of Greenbrier’s and the Guarantors’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available consolidating balance sheet of Greenbrier and the Guarantors.
      “Business Day” means each day which is not a Legal Holiday.
      “Business Related Assets” means

(1) any property or assets (other than Indebtedness and Capital Stock) to be used by Greenbrier or a Restricted Subsidiary in a Related Business; or

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Greenbrier or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.
      “Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
      “Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock.

      “Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(2) demand deposits, trust accounts, time deposits, overnight bank deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(3) repurchase obligations and reverse purchase agreements with a term of not more than thirty days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4) commercial paper having the highest rating obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(5) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (4) of this definition; and

(6) for purposes only of Investments made by Foreign Subsidiaries, foreign currency equivalents of the items described in clauses (1) through (5).
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Greenbrier and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Excluded Affiliates;

(2) the adoption of a plan relating to the liquidation or dissolution of Greenbrier;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Excluded Affiliates, becomes the Beneficial Owner, directly or indirectly, of 35% or more of the voting power of all classes of Voting Stock of Greenbrier;

(4) the first day on which a majority of the members of the Board of Directors of Greenbrier are not Continuing Directors; or

(5) Greenbrier consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Greenbrier, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Greenbrier or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Greenbrier outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than the Excluded Affiliates, becomes, directly or indirectly, the Beneficial Owner of 35% or more of the voting power of all classes of Voting Stock of Greenbrier.
      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice, in each case, on a consolidated basis and determined in accordance with GAAP.
      The preceding notwithstanding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, each Restricted Subsidiary of Greenbrier shall be added to Consolidated Net Income to compute Consolidated Cash Flow of Greenbrier only in the same proportion as the net income of such Restricted Subsidiary is included in Consolidated Net Income.
      “Consolidated Interest Coverage Ratio” means, for any period, the ratio of Consolidated Cash Flow of Greenbrier for such period to Adjusted Interest Expense of Greenbrier for such period; provided, that, if any Leasing Subsidiary is subject to a consensual encumbrance or restriction described in the first paragraph under the caption “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” (other than such an encumbrance or restriction described in clause (4), (6) or (7) of the second paragraph under that caption), then the interest expense of such Leasing Subsidiary and its Subsidiaries attributable to any Indebtedness as to which neither Greenbrier nor any other Guarantor provides credit support of any kind or is directly or indirectly liable, as a guarantor or otherwise, shall be deducted both from Consolidated Cash Flow and Adjusted Interest Expense for purposes of computing such ratio. In the event that Greenbrier or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”), then the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.
      In addition, for purposes of calculating the Consolidated Interest Coverage Ratio:

(1) Acquisitions and dispositions that have been made by Greenbrier or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Adjusted Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Adjusted Interest Expense will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(2) the net income of any Restricted Subsidiary shall be excluded from the computation of Consolidated Net Income of Greenbrier to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles shall be excluded; and

(4) the net income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries; and

(5) any expenses associated with any prepayment penalties (or breakage costs) paid in respect of the early repayment or retirement of Indebtedness (and termination of related interest rate Hedging Obligations) with the net proceeds from the issuance of the notes on the date of the indenture shall be excluded from the computation of Consolidated Net Income of Greenbrier.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Greenbrier who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.
      “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.
      “Credit Agreement” means the revolving credit facilities of Greenbrier and its subsidiaries in existence on the date notes first are issued under the indenture and that pertain to their United States manufacturing operations, Canadian manufacturing and leasing and services operations, as the same may be amended or modified from time to time, the Credit Agreement to be entered into evidencing a $125 million senior secured credit facility with Bank of America N.A., as agent, for which Greenbrier has received a commitment letter dated April 13, 2005, and any agreement or agreements evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Credit Agreement; provided that such refunding, replacement, refinancing or renewal shall be effected in the commercial bank or institutional lending market, and not in the capital markets.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

      “Default” means any event which is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Greenbrier to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Greenbrier may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Domestic Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Greenbrier.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Exchange Act” means the Securities Exchange Act of 1934, as amended.
      “Excluded Affiliates” means Mr. William A. Furman, his spouse, direct descendants, any Person controlled by any of them and/or a trust for the benefit of any of them.
      “Excluded Transactions” means transactions undertaken (1) in the ordinary course of business between (A) Greenbrier or any Restricted Subsidiary and James-Furman & Company, a general partnership, or (B) Greenbrier or any Restricted Subsidiary and Ohio Castings Companies, LLC, a Delaware limited liability company, (2) pursuant to the Settlement Agreement or (3) pursuant to the Stockholders’ Agreement dated as of July 1, 1994, among the Estate of Alan James, Mr. William A. Furman and Greenbrier (as amended prior to the date on which notes are first issued under the indenture), in each case as the agreements governing such relationship (if in respect of clause (1)) or the Settlement Agreement or such Stockholders’ Agreement are in effect on the date that notes are first issued under the indenture.
      “Existing Indebtedness” means the aggregate principal amount of Indebtedness of Greenbrier and its Restricted Subsidiaries in existence on the date of the indenture, until such amounts are repaid, including, without limitation, Indebtedness arising under the loan agreement dated as of October 29, 2004 among Greenbrier, TrentonWorks Limited, a Canadian corporation, and Bank of America, N.A. in a principal amount not in excess of CDN$25.0 million at any time outstanding, whether or not such Indebtedness is outstanding on the date notes are first issued under the indenture.
      “Fair Market Value” means, with respect to any asset, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under compulsion to complete the transaction. Subject to the provisions of the covenant described above under the caption “— Restricted Payments,” the Fair Market Value of any asset or security shall be determined by the Board of Directors of Greenbrier, acting in good faith, and shall be evidenced by a resolution of such Board of Directors of Greenbrier set forth in an officers’ certificate delivered to the trustee.
      “Foreign Subsidiary” means any Restricted Subsidiary that is not incorporated under the laws of the United States or any political subdivision thereof.
      “GAAP” means generally accepted accounting principles in the United States of America as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time. All ratios and computations contained in the indenture shall be computed in conformity with GAAP, except to the extent modified therefrom by the terms of such provisions and related definitions.
      “Golden West Agreements” means the Re-marketing Agreement dated as of November 19, 1987 among Southern Pacific Transportation Company, St. Louis Southwestern Railway Company, Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., the Amendment to Re-marketing Agreement among Southern Pacific Transportation Company, St. Louis Southwestern Railway Company, Greenbrier Leasing Corporation and Greenbrier Railcar, Inc. dated as of November 15, 1988, the Amendment No. 2 to Re-marketing Agreement among Southern Pacific Transportation Company, St. Louis Southwestern Railway Company, Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., and the Amendment No. 3 to Re-marketing Agreement dated November 19, 1987 among Southern Pacific Transportation Company, St. Louis Southwestern Railway Company, Greenbrier Leasing Corporation and Greenbrier Railcar, Inc. dated as of March 5, 1991, in each case as in effect on the date that notes are first issued under the indenture.
      “Government Securities” means:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.
      “Guarantee” means:

(1) any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person; and

(2) any obligation, direct or indirect, contingent or otherwise, of such Person:

(A) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(B) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
      “Guarantor” means each of Autostack Corporation, an Oregon corporation, Greenbrier-Concarril, LLC, a Delaware limited liability company, Greenbrier Leasing Corporation, a Delaware corporation, Greenbrier Leasing Limited Partner, LLC, a Delaware limited liability company, Greenbrier Management Services, LLC, a Delaware limited liability company, Greenbrier Leasing, L.P., a Delaware limited partnership, Greenbrier Railcar, Inc., a Delaware corporation, Gunderson, Inc., an Oregon corporation, Gunderson Marine, Inc., a Oregon corporation, Gunderson Rail Services, Inc., a Oregon corporation, Gunderson Specialty Products, LLC, a Delaware limited liability company, and any other Subsidiary that becomes a guarantor of the notes pursuant to the indenture.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency swap transaction, currency option or any other similar transaction, including any option with respect to any of these transactions or any combination of these transactions.
      “Holder” means the Person in whose name a note is registered on the registrar’s books.

      “Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $1.0 million and whose total revenues for the most recent 12-month period does not exceed $1.0 million; provided that a Restricted Subsidiary will not be considered an Immaterial Subsidiary if it, as of any date, together with all other Immaterial Subsidiaries, has net assets as of such date in excess of $5.0 million or has total revenues for the most recent 12-month period in excess of $5.0 million; provided further that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly provides a guarantee or is otherwise an obligor in respect of any Indebtedness of Greenbrier.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person; provided, however, that guarantees, indemnities and other obligations in respect of purchase price adjustments in connection with the disposition of assets permitted by the terms of the indenture shall not constitute Indebtedness as long as the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by Greenbrier or any Restricted Subsidiary in connection with such disposition of such assets.
      The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      “Investment Grade Rating” means the maintenance of both (1) a rating equal to or higher than Baa3 by Moody’s and (2) a rating equal to or higher than BBB- by S&P, in each case with at least a stable outlook; provided, however, that if either Moody’s or S&P changes its rating system, such ratings will be the equivalent ratings after such changes.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made consistent with past practices), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Greenbrier or any Restricted Subsidiary of Greenbrier sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Greenbrier such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Greenbrier, Greenbrier shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Greenbrier or any Restricted Subsidiary of Greenbrier of a Person that holds an Investment in a third Person shall be deemed to be an Investment by Greenbrier or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, however, that at the time any Joint Venture becomes, directly or indirectly, majority-owned by Greenbrier and its Subsidiaries, Greenbrier shall designate whether such Joint Venture shall be deemed a Subsidiary for purposes of the indenture and any such designation of a Joint Venture as a Subsidiary shall be irrevocable and made by a resolution of the Board of Directors of Greenbrier set forth in an officers’ certificate delivered to the trustee contemporaneously with such designation; provided, further that if, at any time, Greenbrier and its Subsidiaries acquire all of the outstanding Equity Interests of any such Joint Venture, such Joint Venture shall become, without further action by Greenbrier or any other Person, a Restricted Subsidiary and all Indebtedness of such Restricted Subsidiary then outstanding shall be Acquired Debt, unless such Subsidiary is designated an Unrestricted Subsidiary in accordance with the terms of the indenture.
      “Leasing Assets” means, with respect to any Person, such Person’s interests (1) in railcars, marine barges, surface transportation equipment and any accessions or other tangible assets related to the foregoing that are owned or leased by such Person in the ordinary course of business of such Person and (2) in the lease agreements entered into by such Person, as lessor, in the ordinary course of business.
      “Leasing Subsidiary” means Greenbrier Leasing Corporation or any of its Subsidiaries in each case so long as the business of such Person is limited to management, marketing, remarketing, leasing and/or selling railcars, marine barges, surface transportation equipment and any accessions or other tangible assets related to the foregoing and/or Leasing Assets owned by such Person or any other Person, and such Person does not own any manufacturing assets or conduct a manufacturing business (provided that neither Greenbrier Leasing Corporation nor any of its Subsidiaries shall be deemed to own manufacturing assets or to be conducting a manufacturing business solely as a result of its ownership of Equity Interests in Gunderson, Inc., an Oregon corporation, owned on the date that notes first are issued under the indenture).
      “Legal Holiday” means Saturday, Sunday or a day on which banking institutions in New York, New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.
      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Moody’s” means Moody’s Investors Service, Inc. or any successor to its debt rating business.
      “Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof (after taking into account any available tax credit or deductions and any applicable tax sharing arrangements).
      “Net Proceeds” means the aggregate cash proceeds received by Greenbrier or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither Greenbrier nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Greenbrier or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Greenbrier or any of its Restricted Subsidiaries.
      “Permitted Investments” means:

(1) any Investment in Greenbrier or in a Guarantor, and any Investment constituting a loan to a Restricted Subsidiary so long as (a) such loan constitutes senior Indebtedness of such Restricted Subsidiary, (b) such loan is evidenced by a promissory note or similar instrument made by such Restricted Subsidiary and (c) such Restricted Subsidiary is not, when such loan is made, in breach of or default under any instrument or document evidencing or governing Indebtedness of such Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by Greenbrier or any Restricted Subsidiary of Greenbrier in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Greenbrier and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Greenbrier or a Wholly Owned Restricted Subsidiary of Greenbrier that is a Guarantor;

(4) any Investment by a Foreign Subsidiary in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of such Foreign Subsidiary; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, such Foreign Subsidiary;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(6) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Greenbrier;

(7) Hedging Obligations;

(8) any Investment by Greenbrier or any Restricted Subsidiary in a Joint Venture or Foreign Subsidiary in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the date of the indenture, not to exceed $50.0 million at any time outstanding; provided that Investments made in Joint Ventures pursuant to this clause (8) shall not exceed $15.0 million at any time outstanding;

(9) any Investment in (A) Babcock and Brown Rail Management LLC, a Delaware limited liability company (“BBRM”), for the purpose of acquiring an interest in rail cars owned by BBRM or (B) one or more Joint Ventures between Greenbrier Leasing Corporation or any of its Subsidiaries and BBRM formed for the purpose of acquiring, managing, marketing, remarketing, leasing and/or selling rail cars, in an aggregate amount for all Investments made pursuant to this clause (9) not to exceed $25.0 million at any time outstanding;

(10) any Investments existing as of the date that notes are first issued under the indenture; and

(11) other Investments in any Person in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) since the date of the indenture, not to exceed $5.0 million.

      “Permitted Liens” means:

(1) Liens to secure Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens in favor of Greenbrier or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with, or otherwise acquired by, Greenbrier or any Restricted Subsidiary of Greenbrier; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Greenbrier or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Greenbrier or any Restricted Subsidiary of Greenbrier, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Greenbrier or the Restricted Subsidiary;

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(6) Liens on property of Foreign Subsidiaries to secure Indebtedness of such Foreign Subsidiaries permitted to be incurred under the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(7) Liens on Leasing Assets to secure Indebtedness permitted to be incurred under clause (11) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) Liens arising under the Golden West Agreements;

(9) Liens existing on the date that notes are first issued under the indenture;

(10) Liens for taxes, assessments or governmental charges or claims either not delinquent or contested in good faith by appropriate proceedings and as to which Greenbrier or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(11) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(12) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Greenbrier or any of its Restricted Subsidiaries;

(13) Liens in favor of issuers of surety bonds, performance bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; and

(14) Liens incurred in the ordinary course of business of Greenbrier or any Restricted Subsidiary of Greenbrier with respect to obligations that do not exceed $20.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means any Indebtedness of Greenbrier or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Greenbrier or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Greenbrier or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
      “Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock” means, as applied to the Capital Stock of any corporation, the Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
      “Public Equity Offering” means a public offering for cash by Greenbrier of its common stock, or options, warrants or rights with respect to its common stock, made pursuant to a registration statement that has been declared effective by the SEC, other than public offerings with respect to Greenbrier’s common stock, or options, warrants or rights, registered on Form S-4 or S-8.
      “Purchase Money Indebtedness” means Indebtedness

(1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, including borrowings, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

(2) Incurred to finance the acquisition or construction by Greenbrier or any Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, however, that the principal amount of such Indebtedness does not exceed the lesser of 100% of the cost or 100% of the Fair Market Value of the asset being financed.
      “Qualified Capital Stock” means any Capital Stock other than Disqualified Stock.

      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Related Business” means any business directly or indirectly related, ancillary or complementary to the businesses of Greenbrier and the Restricted Subsidiaries on the date on which notes are first issued under the indenture.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” means any Subsidiary of Greenbrier that is not an Unrestricted Subsidiary.
      “Sale and Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by Greenbrier or a Restricted Subsidiary whereby Greenbrier or such Restricted Subsidiary transfers such property to a Person (other than Greenbrier or a Restricted Subsidiary) and leases it back from such Person.
      “S&P” means Standard and Poor’s Rating Group or any successor to its debt rating business.
      “SEC” means the Securities and Exchange Commission.
      “Securities Act” means the Securities Act of 1933, as amended.
      “Settlement Agreement” means the settlement agreement dated as of April 20, 2005 among Greenbrier, William A. Furman and the Estate of Alan James, as in effect on the date of the indenture.
      “Settlement Distribution” means the purchase by Greenbrier from William A. Furman and the Estate of Alan James of its common stock, in each case with the net cash proceeds from the Settlement Offering and otherwise in accordance with the terms of a stock purchase agreement entered into among Greenbrier, William A. Furman and the Estate of Alan James concurrently with the execution and delivery of the Settlement Agreement, and in any event as such stock purchase agreement is in effect on the date of the indenture.
      “Settlement Offering” means the issue and sale by Greenbrier in a public offering its common stock in accordance with the Settlement Agreement.
      “Significant Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Subordinated Indebtedness” means any Indebtedness of Greenbrier (whether outstanding on the date on which notes were first issued under the indenture or thereafter incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.
      “Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person; provided, however, that a Joint Venture that is majority-owned by Greenbrier and its Subsidiaries shall not be deemed a Subsidiary for purposes of the indenture unless Greenbrier shall designate such Joint Venture as a Subsidiary for purposes of the indenture, which designation shall be irrevocable and made by resolution of the Board of Directors of Greenbrier set forth in an officers’ certificate delivered to the trustee contemporaneously with such designation; provided, further that if, at any time,

Greenbrier and its Subsidiaries acquire all of the outstanding Equity Interests of any such Joint Venture, such Joint Venture shall become, without further action by Greenbrier or any other Person, a Restricted Subsidiary and all Indebtedness of such Restricted Subsidiary then outstanding shall be Acquired Debt, unless such Subsidiary is designated an Unrestricted Subsidiary in accordance with the terms of the indenture.
      “Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes by a Guarantor pursuant to the terms of the indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the indenture.
      “Unrestricted Subsidiary” means any Subsidiary of Greenbrier that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors of Greenbrier set forth in an officers’ certificate delivered to the trustee, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Greenbrier or any Restricted Subsidiary of Greenbrier unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Greenbrier or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Greenbrier;

(3) is a Person with respect to which neither Greenbrier nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Capital Stock or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Greenbrier or any of its Restricted Subsidiaries.
      Any designation of a Restricted Subsidiary of Greenbrier as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Greenbrier as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Greenbrier shall be in default of such covenant.
      “Voting Stock” of any Person, corporation, association, partnership or other business entity, as of any date means shares of Capital Stock or other interests (including partnership interests) in such Person, corporation, association, partnership or other business entity entitled (without regard to any contingency) to vote in the election of directors, managers or trustees thereof.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than Greenbrier or a Restricted Subsidiary) is owned by Greenbrier or one or more Wholly Owned Subsidiaries.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, together with related interpretations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described below, possibly with retroactive effect.
      The following discusses only notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of that holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, persons engaged in a trade or business in the United States or persons who are former U.S. citizens or resident aliens who have ceased to be United States citizens or to be taxed as resident aliens. Prospective investors should consult their tax advisors with regard to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
      As used in the following discussion, the term “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state or political subdivision of the United States, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      A non-U.S. Holder means a beneficial owner of a note that is not a U.S. holder.
      The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.
Exchange of Notes
      The exchange of the original notes for exchange notes pursuant to the exchange offer will not constitute a taxable event. Consequently, no gain or loss will be recognized by a holder upon receipt of exchange notes. The holding period and tax basis of exchange notes will be the same as the holding period and tax basis of the original notes so exchanged immediately before the exchange.
Taxation of U.S. Holders
Interest Income
      Payments of interest on notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the holder’s regular method of tax accounting).

Sale, Exchange or Redemption of Notes
      A U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition of the notes (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income) and the holder’s adjusted tax basis in the notes. A U.S. holder’s adjusted tax basis in the notes generally will be the initial purchase price paid less any principal payments received by such holder. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided the holder’s holding period for the notes exceeds one year. In the case of a U.S. holder other than a corporation, the current maximum marginal U.S. federal income tax rate applicable to long-term capital gain recognized on the sale of notes is 15%. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for U.S. federal income tax purposes.
Liquidated Damages
      We believe that the likelihood that additional amounts will become payable due to a failure to register the exchange notes is remote. Accordingly, we intend to take the position that if such additional amounts become payable, such amounts will be taxable to a U.S. holder as ordinary income in accordance with such holder’s method of accounting for federal income tax purposes. However, the Internal Revenue Service may take a different position, which could affect the timing of both a holder’s recognition of income and the availability of our deduction with respect to such additional amounts and may cause gain from the sale or other disposition of the notes to be treated as ordinary income.
Information Reporting and Backup Withholding Tax
      In general, information reporting requirements will apply to payments to a U.S. holder of principal and interest on the notes and payments of the proceeds of the sale of the notes. Up to 28% backup withholding tax may apply to those payments if:

•	the holder fails to furnish or to certify its correct taxpayer identification number to us in the manner required or fails to establish that it is exempt from backup withholding;

•	the holder is notified by the Internal Revenue Service that it has failed to report payments of interest and dividends properly; or

•	under certain circumstances, the holder fails to certify that it has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments.
      Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.
Taxation of Non-U.S. Holders
Payment of Interest
      Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent thereof to any Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax, provided that:

•	the interest is not effectively connected with the conduct by such holder of a trade or business in the United States;

•	such holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation (within the meaning of the Code) related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.
      The certification requirement referred to above will be fulfilled if:

•	the beneficial owner of a note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address, and such beneficial owner provides such Form W-8BEN to the paying agent; or

•	if a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.
      The gross amount of payments of interest that do not qualify for the exception from withholding described above and that are not effectively connected with the conduct by such holder of a trade or business in the United States will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding and the non-U.S. Holder properly certifies to its entitlement to such treaty benefits on Internal Revenue Service Form W-8BEN.
      Payments of interest that are effectively connected with the conduct of a U.S. trade or business will not be subject to withholding tax if the non-U.S. Holder provides a properly executed Internal Revenue Service Form W-8ECI. However, a non-U.S. Holder will be required to pay U.S. federal income tax on interest income that is effectively connected with the holder’s conduct of a trade or business in the United States on a net income basis generally in the same manner as a U.S. person. If a non-U.S. Holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. Holder in the U.S. and the non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.
Sale, Exchange or Disposition of the Notes
      Subject to the discussion below concerning backup withholding, a non-U.S. Holder of notes will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such notes, unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	the gain is effectively connected with the conduct by the holder of a trade or business in the United States.
      If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. Holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange or other disposition of the notes in the same manner as a U.S. person. In addition, corporate non-U.S. Holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding Tax
      We must report annually to the Internal Revenue Service and to each non-U.S. Holder any interest paid to the non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. Holder resides.
      Under current U.S. federal income tax law, backup withholding tax of up to 28% will not apply to payments of interest by us or any paying agent on notes if the certifications described above under “— Payment of Interest” are received, provided that we (or the paying agent, as the case may be) do not have actual knowledge that the payee is a U.S. person.
      Payments on the sale, exchange or other disposition of notes made to or through a foreign office of a foreign broker generally will not be subject to backup withholding or information reporting. However, if the broker is for U.S. federal income tax purposes a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.
      Non-U.S. Holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an applicable exemption, and the procedure for obtaining an exemption, if available. Any amounts withheld from a payment to a non-U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.
PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 365 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until November 6, 2005, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.
      Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the applicable interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan, Stanley & Co., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
      We agree to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.
NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the original notes in Canada was made on a private placement basis only and was exempt from the requirement that the Company prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the original notes and the exchange notes must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the original notes and the exchange notes.
      The Company is not a “reporting issuer”, as such term is defined under applicable securities legislation, in any province of Canada in which the original notes were offered. Under no circumstances will be Company be required to file a prospectus or similar document with any securities regulatory authority in Canada. Canadian investors are advised that the Company currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the original notes or the exchange notes to the public in Canada or any province or territory thereof.
Representation of Purchasers
      By exchanging original notes for exchange notes in the exchange offer, a Canadian Holder is representing to us that:

(i) the Holder is entitled under applicable provincial securities laws to receive the exchange notes without the benefit of a prospectus qualified under those securities laws;

(ii) where required by law, the Holder is exchanging as principal and not as agent; and

(iii) the Holder has reviewed the text above under “Resale Restrictions.”
      Each Canadian investor who acquires exchange notes in the exchange offer acknowledges that its name and other specific information, including the amount of exchange notes it has acquired, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By acquiring exchange notes, each Canadian investor consents to the disclosure of such information.
Taxation and Eligibility for Investment
      Canadian acquirers of exchange notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the exchange notes in their particular circumstances and with respect to the eligibility of the exchange notes for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.
Rights of Action for Damages or Rescission — Ontario
      An investor who acquires securities offered by this prospectus pursuant to the exchange offer has, without regard to whether the investor relied upon a misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer and any selling security holder provided that:

(a) if the investor exercises its right of rescission, it shall cease to have a right of action for damages against the issuer or any selling security holders;

(b) the issuer and the selling security holders, if any, will not be liable if they prove that the investor acquired the securities with knowledge of the misrepresentation;

(c) the issuer and the selling security holders, if any, will not be liable for all or any portion of damages that they can prove do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.
      Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for recession, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

(i) 180 days from the day that the investor first had knowledge of the facts giving rise to the cause of action, or

(ii) three years from the day of the transaction that gave rise to the cause of action.
      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights”.
      The rights of action discussed above will be granted to the investors to whom such rights are conferred. The rights discussed above are in addition to and without derogation from any other right or remedy which investors may have at law. Similar rights may be available to investors resident in other Canadian jurisdiction under local provincial securities laws.
      In light of U.S. jurisprudence, including a decision by the Supreme Court of the United States, prospective Canadian investors should consult their own legal advisers as to whether similar rights may be available to them in the United States.
Enforcement of legal rights
      The Company is incorporated under the law of the State of Delaware. All, or substantially all, of the directors and officers of the Company, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

LEGAL MATTERS
      Certain legal matters in connection with the exchange offer will be passed upon for us by Squire, Sanders & Dempsey L.L.P.
EXPERTS
      The financial statements as of August 31, 2004 and 2003 and for each of the three years in the period ended August 31, 2004 incorporated in this prospectus by reference from our Current Report on Form 8-K as filed on July 27, 2005 and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended August 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority of such firm as experts in accounting and auditing.